As filed with the Securities and Exchange Commission on November 21, 2003

Registration No. 333-110175

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
TO

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Donegal Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	23-02424711

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1195 River Road
Marietta, Pennsylvania 17547
717-426-1931

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Donald H. Nikolaus
President and Chief Executive Officer
Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
717-426-1931

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Frederick W. Dreher, Esq.	Frank M. Conner, III, Esq.
Emily S. Bonn, Esq.	Randolph A. Moore, III, Esq.
Duane Morris LLP	Alston & Bird LLP
4200 One Liberty Place	601 Pennsylvania Avenue, N.W.
Philadelphia, PA 19103-7396	Washington, D.C. 20004
215-979-1234	202-756-3303

     Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof pursuant to Item
11(a)(1) of this Form, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 21, 2003.

3,000,000 Shares

Donegal Group Inc.

Class A Common Stock

       We are offering shares of our Class A common stock, which have one-tenth of a vote per share. Our Class A common stock is quoted on the Nasdaq National MarketSM under the symbol “DGICA.” The last reported sale price of our Class A common stock on November 20, 2003 was $18.88 per share.

      See “Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of our Class A common stock.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Donegal Group Inc.	$	$

      To the extent the underwriters sell more than 3,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 450,000 shares of Class A common stock from us at the public offering price, less the per share underwriting discount.

      The underwriters expect to deliver the shares against payment on or about                     , 2003, subject to customary closing conditions.

SunTrust Robinson Humphrey	Legg Mason Wood Walker
Incorporated

Advest, Inc.	Cochran, Caronia & Co.

Prospectus dated                    , 2003.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current as of its date.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus that we believe is the most important regarding us and this offering. You should read the entire prospectus carefully, including the Risk Factors section and the information incorporated by reference, which is described under “Where to Find More Information/ Incorporation by Reference,” before investing in our Class A common stock. All financial information, operating statistics and ratios in this prospectus are based on generally accepted accounting principles as applied in the United States, which we also refer to as GAAP, unless otherwise noted. Unless the context indicates otherwise, all references in this prospectus to “we,” “us,” “our” or the “Company” include Donegal Group Inc. and its wholly owned insurance subsidiaries, Atlantic States Insurance Company (“Atlantic States”) and Southern Insurance Company of Virginia (“Southern”). As used in this prospectus, the “Mutual Company” refers to Donegal Mutual Insurance Company, and “Donegal Insurance Group” refers to the Company’s insurance subsidiaries and the Mutual Company.

Our Company

Who We Are

      We are a property and casualty insurance holding company whose insurance subsidiaries offer personal and commercial lines of insurance to businesses and individuals in 14 Mid-Atlantic and Southeastern states. We provide our policyholders with a selection of insurance products at competitive rates, while pursuing profitability through adherence to a strict underwriting discipline. At September 30, 2003, we had total assets of $541.6 million and stockholders’ equity of $146.4 million. Our net income was $13.1 million for the nine months ended September 30, 2003 compared to $12.0 million for the year ended December 31, 2002.

      We derive a substantial portion of our insurance business from smaller- to mid-sized regional communities. We believe this focus provides us with competitive advantages in terms of local market knowledge, marketing, underwriting, claims servicing and policyholder service. At the same time, we believe we have cost advantages over many regional insurers because of our centralized accounting, administrative, investment, data processing and other services.

      We currently operate through two insurance subsidiaries, Atlantic States and Southern, in six Mid-Atlantic states (Connecticut, Delaware, Maryland, New York, Ohio and Pennsylvania) and eight Southeastern states (Alabama, Arkansas, Georgia, Louisiana, North Carolina, South Carolina, Tennessee and Virginia). In addition, we expect to expand our presence in our existing markets and to establish a presence in the Midwest through two pending acquisitions: Peninsula Insurance Group, which operates primarily in Maryland, Delaware and Virginia, and Le Mars Insurance Company, which operates in Iowa, Nebraska, Oklahoma and South Dakota. We refer to Peninsula Insurance Group in this prospectus as Peninsula and Le Mars Insurance Company as Le Mars.

      We seek to control our insurance risk by carefully selecting the business we underwrite. For our personal lines products, we focus on standard and preferred risks, primarily in private passenger automobile and homeowners lines of insurance. For our commercial lines products, we generally target small-and mid-sized businesses. We generally do not underwrite industrial accounts. We have no exposure to asbestos liabilities and have limited exposure to other environmental liabilities. In both our personal and commercial lines products, we seek to underwrite more than one type of policy per customer, and we seek to minimize our exposure to catastrophe-prone areas. We believe these underwriting practices are key factors in our ability to maintain a combined ratio that has consistently been more favorable than the combined ratio of our industry.

      The following table provides information about our net premiums written and our combined ratio in relation to that of the industry:

	Year Ended December 31,						Nine Months Ended September 30,

	2000		2001		2002		2002		2003

	Amount	%	Amount	%	Amount	%	Amount	%	Amount		%

	(Amounts in thousands)
Net premiums written:
Personal lines	$100,517	62.8%	$111,623	63.1%	$125,777	64.7%	$95,407	64.1%	$98,641		63.0%
Commercial lines	59,605	37.2	65,405	36.9	68,727	35.3	53,391	35.9	57,892		37.0

Total business	$160,122	100.0%	$177,028	100.0%	$194,504	100.0%	$148,798	100.0%	$156,533		100.0%

Donegal GAAP combined ratio(1)	101.8%		103.8%		99.6%		100.2%		95.4%
Industry SAP combined ratio(2)(3)	110.4		115.9		107.4		104.9		N/A	(4)

(1)	The combined ratio is the ratio of losses and loss expenses, acquisition and other underwriting expenses and policy dividends to premiums earned.

(2)	Presented on the basis of statutory accounting principles prescribed or permitted by state insurance regulatory authorities, which we refer to in this prospectus as SAP.

(3)	As reported by A.M. Best & Company, Inc., which we also refer to as A.M. Best.

(4)	Not yet reported by A.M. Best.

      We distribute our insurance products through approximately 1,200 independent insurance agencies with approximately 6,800 agents in the states where we operate. We believe our relationships with our agents are valuable in identifying, obtaining and retaining our policyholders. We believe we have strong relations with our agents as a result of the consistent availability of our product offerings, competitive agency compensation and agent and policyholder support programs. The Donegal Insurance Group’s top 30 agencies by direct written premiums have been writing business for it for an average of approximately 27 years. No single agency accounts for more than 1.0% of the direct written premiums of the Donegal Insurance Group.

      Our insurance subsidiaries and the Mutual Company are rated A (Excellent) by A.M. Best.

Our Strategy

      Our premiums earned have increased from $117.5 million in 1998 to $185.8 million in 2002, a compound annual growth rate of 12.2%. Over the same time period, our combined ratio has consistently been more favorable than that of the industry. We seek to grow our business and enhance our profitability by:

•	Achieving underwriting profitability. We are focused on achieving a combined ratio of less than 100% and believe that underwriting profitability is a fundamental component of our long-term financial strength.

•	Pursuing profitable growth by organic expansion. We will continue to grow our business by maintaining an effective and growing network of independent agents and providing a consistent, competitive and stable market for the product lines we write.

•	Acquiring property and casualty insurance companies. We will continue the selective acquisition of property and casualty insurers to augment our organic growth in our existing markets and expand into selected geographic regions.

•	Focusing on expense controls and the utilization of technology to increase operating efficiencies. We maintain stringent expense controls with direct involvement by our senior management, and we have increased our operating efficiency through significant commitments to the utilization of technology.

•	Providing responsive and friendly customer and agent service. We provide high-quality service in claims, underwriting and customer support to enable us to attract new policyholders and achieve strong policyholder retention.

•	Maintaining rate adequacy. We strive to maintain adequate premium rates to enhance our underwriting results, while maintaining our existing book of business and preserving our ability to write new business in the future.

Our Organizational Structure

      The Mutual Company owns approximately 65% of our Class A common stock and approximately 62% of our Class B common stock, or approximately 64% of our combined Class A common stock and Class B common stock. Our insurance operations are interrelated with the insurance operations of the Mutual Company and, while maintaining the separate corporate existence of each company, we conduct our insurance business together with the other entities comprising the Donegal Insurance Group. As such, we share the same business philosophy, management, employees and facilities as the Mutual Company and offer the same types of insurance products.

      The following chart depicts our organizational structure, including our insurance subsidiaries.

      Atlantic States, our largest insurance subsidiary, and the Mutual Company have a pooling agreement under which both companies are allocated a given percentage of their combined underwriting results, excluding certain intercompany reinsurance assumed by the Mutual Company from our insurance subsidiaries. Atlantic States has a 70% share of the results of the pool and the Mutual Company has a 30% share of the results of the pool.

      The following chart depicts our underwriting pool:

      We believe our relationship with the Mutual Company offers us a number of competitive advantages, including:

•	Facilitating our stable management, consistent underwriting discipline, external growth and long-term profitability.

•	Creating operational and expense synergies from the combined resources and operating efficiencies of the Mutual Company and us.

•	Enhancing our ability to affiliate with and eventually acquire other mutual insurance companies.

•	Producing more uniform and stable underwriting results from year to year than we could achieve on our own.

•	Giving Atlantic States the benefit of the underwriting capacity of the entire pool, rather than being limited by the amount of its own capital and surplus.

Recent Developments

      On October 30, 2003, we announced an agreement to purchase Peninsula from Folksamerica Holding Company, Inc. for approximately $23.0 million in cash. Peninsula does business primarily in Maryland, Delaware and Virginia. We expect this acquisition to be consummated on or about January 1, 2004. Peninsula’s net premiums earned were $29.7 million in 2002 and $24.4 million for the nine months ended September 30, 2003. Peninsula’s stockholders’ equity and total assets as of September 30, 2003 were $21.8 million and $61.4 million, respectively.

      On October 15, 2003, we announced our results for the nine months and quarter ended September 30, 2003. For the nine months ended September 30, 2003, our net income was $13.1 million, or $1.37 per share on a diluted basis, compared to $8.4 million, or $0.91 per share on a diluted basis, for the nine months ended September 30, 2002. For the third quarter of 2003, we reported net income of $4.0 million, or $0.40 per share on a diluted basis, compared to net income of $3.0 million, or $0.33 per share on a diluted basis, for the third quarter of 2002. The impact of Hurricane Isabel in September 2003 reduced our net income for the third quarter by $650,000, or $0.07 per diluted share.

      For the nine months ended September 30, 2003, our combined ratio was 95.4%, compared to 100.2% for the nine months ended September 30, 2002. For the third quarter of 2003, our combined ratio was 96.8% and our loss ratio was 65.9%, compared to 99.5% and 69.3%, respectively, for the third quarter of 2002. Our loss ratio for the third quarter of 2003 includes approximately two percentage points attributable to Hurricane Isabel.

      On September 4, 2003, we announced our intention to acquire Le Mars. The Insurance Commissioner of Iowa approved the acquisition on November 6, 2003. We expect the Le Mars acquisition to be completed on or about January 1, 2004. We will invest approximately $12.5 million in cash to fund the acquisition of Le Mars. The acquisition of Le Mars will represent the first step in our plan to expand our operations in the Midwest. Le Mars had net premiums earned of $20.5 million in 2002 and $13.3 million for the nine months ended September 30, 2003. Le Mars’ statutory surplus and total admitted assets as of September 30, 2003 were $11.6 million and $37.7 million, respectively.

Corporate Information

      We are a Delaware corporation with our principal executive offices at 1195 River Road, Marietta, Pennsylvania 17547, and our telephone number is (888) 877-0600. The address of our website is www.donegalgroup.com. The information contained on our website is not a part of this prospectus.

The Offering

Class A common stock offered	3,000,000 shares, which are entitled to one-tenth of a vote per share.

Class A common stock outstanding after this offering	9,321,818 shares, approximately 43.3% of which will be owned by the Mutual Company after this offering.

Nasdaq National MarketSM symbol	DGICA

Class B common stock outstanding after this offering	3,011,049 shares, which are entitled to one vote per share, of which approximately 62% is currently owned by the Mutual Company and will continue to be owned by the Mutual Company after this offering.

Nasdaq National MarketSM symbol	DGICB

Voting power held by the Mutual Company	The Mutual Company currently has the right to cast approximately 62% of the votes of holders of our Class A common stock and Class B common stock that may be cast at any meeting of stockholders and, after this offering, will be able to cast approximately 57.2% of the total Class A and Class B votes that may be cast at any meeting of stockholders.

Dividends	We paid cash dividends on our Class A common stock at the rate of $0.10 per share in the first quarter of 2003, $0.11 per share in both the second and third quarters of 2003 and have declared a dividend of $0.11 per share for the fourth quarter of 2003. We paid cash dividends on our Class B common stock of $0.09 per share in the first quarter of 2003, $0.10 per share in both the second and third quarters of 2003 and have declared a dividend of $0.10 per share for the fourth quarter of 2003.

Use of proceeds	We will receive net proceeds from this offering, before our expenses, of approximately $54.4 million, assuming an offering price of $19.23, equal to the closing price of our Class A common stock on November 7, 2003. We will use approximately $12.5 million of the proceeds of this offering to fund the acquisition of Le Mars and approximately $23.0 million to fund the acquisition of Peninsula. We expect to complete the Le Mars and the Peninsula acquisitions on or about January 1, 2004. We also expect to invest approximately $10.0 million of the proceeds over time to increase the capitalization of our insurance subsidiaries and use the remaining proceeds for working capital purposes.

Risk Factors	See “Risk Factors” beginning on page 8 of this prospectus for a discussion of factors that you should carefully consider before making an investment in our Class A common stock.

      The above information is based on the number of shares outstanding at September 30, 2003 and assumes that the option covering an additional 450,000 shares we have granted to the underwriters will not be exercised. The information does not include 1,361,462 shares of Class A common stock reserved for issuance for outstanding options at a weighted average exercise price of $12.01 per share under our stock option and purchase plans and 575,975 shares, 247,113 shares and 250,563 shares, respectively, of Class A common stock reserved for future issuance under our stock option plans, our employee stock purchase plan and our agency stock purchase plan.

Summary Consolidated Financial Information

      Our summary consolidated financial information presented below as of or for the years ended December 31, 1998 through 2002 is derived from our audited consolidated financial statements. Our consolidated financial statements as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, and our independent auditors’ report thereon, are included elsewhere in this prospectus. The summary consolidated financial data presented below as of or for the nine-month periods ended September 30, 2002 and 2003 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our results of operations for the nine months ended September 30, 2003 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2003. In the opinion of our management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation have been included. The financial data set forth below is only a summary and should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)

	(Amounts in thousands, except per share data)
Statement of Operations Data:
Net premiums earned	$117,454	$145,517	$151,646	$167,770	$185,841	$138,356	$146,082
Investment income, net	12,344	13,591	16,395	15,886	14,581	11,064	10,007
Realized investment gains (losses)	(14)	(39)	171	(880)	144	(14)	495
Total revenues	132,232	161,739	170,582	185,164	203,804	151,856	159,298
Income before income taxes	11,698	3,845	11,743	7,092	16,495	11,497	18,061
Income taxes (benefit)	2,675	(2,950)	2,906	1,274	4,492	3,122	4,946
Net income	9,023	6,795	8,837	5,818	12,003	8,375	13,115

Balance Sheet Data:
Total investments	$261,507	$268,011	$289,345	$300,633	$332,299	$319,444	$358,320
Total assets	376,742	389,689	426,009	456,632	501,218	488,770	541,598
Debt obligations	37,500	37,000	40,000	27,600	19,800	19,800	27,800
Stockholders’ equity	100,915	103,792	114,130	120,928	133,183	131,029	146,399

Per Share Data:
Basic earnings	$1.11	$0.82	$1.01	$0.65	$1.32	$0.92	$1.42
Diluted earnings	1.09	0.82	1.01	0.64	1.31	0.91	1.37
Dividends declared (Class A)	—	—	—	0.40	0.40	0.20	0.22
Dividends declared (Class B)	—	—	—	0.36	0.36	0.18	0.20
Dividends declared (common stock)(1)	0.34	0.36	0.36	—	—	—	—
Stockholders’ equity	12.30	12.28	12.88	13.44	14.52	14.37	15.69

(1)	Represents dividends declared prior to our April 2001 recapitalization.

RISK FACTORS

      An investment in shares of our Class A common stock involves various risks. You should consider carefully the following risk factors in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in shares of our Class A common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our Class A common stock could decline and you could lose all or part of your investment. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us also may adversely affect our business, financial condition and results of operations.

Risks Relating to Us and Our Business

Our operations are interrelated with those of the Mutual Company, which is our largest stockholder, and potential conflicts exist between the best interests of our stockholders and the best interests of the policyholders of the Mutual Company.

      The Mutual Company, which currently owns shares of our common stock generally entitling it to cast approximately 62% of the aggregate votes eligible to be cast by our stockholders at any meeting of stockholders, controls the election of the members of our board of directors, and four of the six members of our board of directors are also members of the board of directors of the Mutual Company. These directors have a fiduciary duty to our stockholders, and also have a fiduciary duty to the policyholders of the Mutual Company. Our executive officers have the same positions with both the Mutual Company and us, and therefore have competing fiduciary duties. Certain potential and actual conflicts of interest arise from these separate fiduciary duties. Among these conflicts of interest are:

•	We and the Mutual Company periodically review the percentage participation rate of Atlantic States in the underwriting pool.

•	We and the Mutual Company must annually establish the terms of certain inter-company reinsurance agreements.

•	We and the Mutual Company must make judgments about the allocation of shared expenses between the Mutual Company and us in accordance with various inter-company expense-sharing agreements.

•	We may enter into other transactions and contractual relationships with the Mutual Company and its subsidiaries.

      As a consequence, we and the Mutual Company have established a coordinating committee that consists of two of our directors who are not directors of the Mutual Company and two directors of the Mutual Company who are not members of the Company’s board of directors. Under our by-laws and those of the Mutual Company, any new agreement or transaction between the Mutual Company and us, as well as any proposed change to an existing agreement between the Mutual Company and us, must first be submitted to the Mutual Company’s and our boards of directors for approval. If approved by both boards of directors, the proposed agreement or transaction, or the change in an existing agreement, must receive the approval of the coordinating committee. Coordinating committee approval is granted only if both of our coordinating committee members conclude that the new agreement or transaction or proposed change in an existing agreement is fair and equitable to us and our stockholders and both of the Mutual Company’s coordinating committee members conclude that the new agreement or transaction or proposed change in an existing agreement is fair and equitable to the Mutual Company and its policyholders.

The Mutual Company has the ability to determine the outcome of all matters submitted for approval by our stockholders. The price of our Class A common stock may be adversely affected because of the Mutual Company’s ownership of our Class A common stock and Class B common stock or by the difference in voting power between our Class A common stock and Class B common stock.

      Each share of our Class A common stock has one-tenth of a vote per share and generally can vote as a separate class only on matters pertaining to the rights of holders of Class A common stock. Voting control of the Company is vested in the Mutual Company. Following this offering, the Mutual Company will own approximately 43.3% of our outstanding Class A common stock and approximately 62% of our outstanding Class B common stock and will control 57.2% of the votes that may be cast on any matter submitted to a vote of our stockholders. The Mutual Company has sufficient voting control to:

•	elect our entire board of directors, who in turn determines our management and policies; and

•	control the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

      The Mutual Company has and will continue to have after this offering sufficient voting power to prevent or cause a change in control and to amend our organizational documents. The interests of the Mutual Company may conflict with the interests of our other stockholders. In addition, the voting power of the Mutual Company may have a negative effect on the price of our Class A common stock.

Our results of operations could suffer if the Mutual Company were to experience unusually severe or frequent losses or were not able to price its premiums adequately.

      Our insurance subsidiary, Atlantic States, participates in a pooling agreement with the Mutual Company, under which the parties share the underwriting results on substantially all of the property and casualty insurance business written by both companies. Under the terms of the pooling agreement, Atlantic States has a 70% share of the results of the pool and the Mutual Company has a 30% share of the results of the pool. The allocation of pool participation percentages between the Mutual Company and Atlantic States has been established based on the pool participants’ relative amounts of capital and surplus, expectations of future relative amounts of capital and surplus and our ability to raise capital for Atlantic States. We do not expect the allocation to change in the foreseeable future.

      Because of the pooled business we are allocated, our insurance operations are interrelated with the insurance operations of the Mutual Company, and our results of operations are dependent, in part, upon the underwriting results of the Mutual Company. Although the underwriting pool is intended to produce a more uniform and stable underwriting result from year to year for the participants in the pool than they would experience individually and to spread the risk of loss among the participants, if the Mutual Company experiences unusually severe or frequent losses or does not adequately price its premiums, our business, financial condition and results of operations could suffer.

We currently conduct business in 14 states, with a concentration of business in Pennsylvania and Virginia. Any single catastrophe occurrence or other condition affecting losses in these states could adversely affect our results of operations.

      We conduct business in 14 states located primarily in the Mid-Atlantic and Southeastern portions of the United States. A substantial portion of our business is private passenger and commercial automobile, homeowners and workers’ compensation insurance in Pennsylvania and Virginia. While we actively manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance, a single catastrophe occurrence, destructive weather pattern, general economic trend, terrorist attack, regulatory development or other condition affecting one or more of the states in which we conduct substantial business could materially adversely affect our business, financial condition and results of operations. Common catastrophic events include hurricanes, earthquakes, tornadoes, wind and hail storms, fires, explosions and severe winter storms.

Our business, financial condition and results of operations may be adversely affected if the independent agents that market our products do not maintain their current levels of premium writing, fail to comply with established underwriting guidelines or otherwise improperly market our products.

      We market our insurance products solely through a network of approximately 1,200 independent insurance agencies, with approximately 6,800 agents. Our agency force is one of the most important components of our competitive profile. As a result, we are materially dependent upon these independent agents, each of whom has the authority to bind us to insurance contracts. To the extent that these independent agents’ marketing efforts cannot be maintained at their current levels of volume and quality or they bind us to unacceptable insurance risks, fail to comply with our established underwriting guidelines or otherwise improperly market our products, our business, financial condition and results of operations will suffer.

Our business may not continue to grow and may be materially adversely affected if we cannot retain existing, and attract new, independent agents or if insurance consumers increase their use of other insurance delivery systems.

      The continued growth of our business will depend materially upon our ability to retain existing, and attract new, independent agents. If independent agencies find it easier to do business with our competitors, it would be difficult for us to retain our existing business or attract new business. While we believe we maintain good relationships with our independent agents, we cannot be certain that these independent agents will continue to sell our products to the consumers they represent. Some of the factors that could adversely affect our ability to retain existing, and attract new, independent agents include:

•	the significant competition among our competitors to attract independent agents;

•	our intense and time-consuming process to select a new independent agent;

•	our stringent criteria that require independent agents to adhere to consistent underwriting standards; and

•	our ability to pay competitive and attractive commissions, bonuses and other incentives to independent agents as compensation for selling our products.

      While we sell insurance solely through our network of independent agents, many of our competitors sell insurance through a variety of delivery methods, including independent agents, captive agencies, the Internet and direct sales. To the extent that individuals represented by our independent agents change their delivery system preference, our business, financial condition and results of operations may be adversely affected.

We are dependent on dividends from our insurance subsidiaries for the payment of our operating expenses, our debt service and dividends to stockholders; however, our insurance subsidiaries may be unable to pay dividends to us.

      As a holding company, we rely primarily on dividends from our insurance subsidiaries as a source of funds to meet our corporate obligations. Payment of dividends by our insurance subsidiaries is subject to regulatory restrictions and depends on the surplus of our subsidiaries. From time to time, the National Association of Insurance Commissioners, which is commonly known as the NAIC, and various state insurance regulators consider modifying the method of determining the amount of dividends that may be paid by an insurance company without prior regulatory approval. The maximum amount of dividends that our insurance subsidiaries can pay us in the fourth quarter of 2003 without prior regulatory approval is approximately $4.7 million. In addition, state insurance regulators have broad discretion to limit the payment of dividends by our insurance subsidiaries in the future. The ability of our insurance subsidiaries to pay dividends to us may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect our ratings, competitive position, amount of premiums that can be written and ability to pay future dividends.

If the A.M. Best rating assigned to the Mutual Company or our insurance subsidiaries is significantly downgraded, our competitive position would be adversely affected.

      Industry ratings are a factor in establishing the competitive position of insurance companies. Our insurance subsidiaries and the Mutual Company are rated by A.M. Best, an industry-accepted source of insurance company financial strength ratings. A.M. Best ratings are specifically designed to provide an independent opinion of an insurance company’s financial health and its ability to meet ongoing obligations to policyholders. We believe that the financial strength rating of A.M. Best is material to our insurance operations. Currently, the Mutual Company and each of our insurance subsidiaries has an A (Excellent) rating from A.M. Best. If the Mutual Company or any of our insurance subsidiaries were to be downgraded by A.M. Best, it would adversely affect our competitive position and make it more difficult for us to market our products and retain our existing policyholders.

We may not obtain the regulatory approval required to consummate the acquisition of Peninsula or be able to realize expected benefits from the Le Mars or Penninsula acquisitions.

      We cannot complete the proposed acquisition of Peninsula without the approval of the insurance commissioner of Maryland. Each of our proposed acquisitions is also subject to other customary terms and conditions that may prevent consummation of the acquisitions. If we do successfully consummate these acquisitions, we may not realize the financial benefits that we expect to realize from these acquisitions.

      If we consummate the acquisitions of Le Mars and Peninsula, our results of operations could be adversely affected for numerous reasons. Acquisitions entail many risks and can result in difficulties in assimilating and integrating operations, personnel, technologies, products and information systems, may raise regulatory concerns and may require additional infusions of capital. Certain anticipated cost savings may or may not be realized. As a result, the acquisitions could have an adverse impact on our financial condition and results of operations.

Our strategy to grow in part through acquisitions of smaller insurance companies exposes us to a number of risks that could adversely affect our results of operations and financial condition.

      The acquisition of smaller and undercapitalized insurance companies involves a number of risks that could adversely affect our results of operations and financial condition. These risks include:

•	the inadequacy of reserves for loss and loss expenses;

•	the need to supplement management with additional experienced personnel;

•	conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;

•	a need for additional capital that was not anticipated at the time of the acquisition; and

•	the use of more of our management’s time than was originally anticipated.

If we cannot obtain sufficient capital to fund our organic growth and acquisitions, we may not be able to expand our business.

      Our strategy is to expand our business through organic growth and through strategic acquisitions of regional insurance companies. We will require additional capital in the future to support this objective. If we are unable to obtain sufficient capital on satisfactory terms and conditions, we may not be able to expand our business or make future acquisitions. Our ability to obtain additional financing will depend on a number of factors, many of which are beyond our control. For example, we may not be able to obtain additional financing because we may already have substantial debt at the time or because we do not have sufficient cash flow to service or repay our existing or additional debt. In addition, any equity capital we obtain in the future could be dilutive to our existing stockholders.

Many of our competitors are financially stronger than we are and may be able to offer lower-priced products with which we may be unable to compete.

      The property and casualty insurance industry is intensely competitive. Competition is based on many factors, including the perceived financial strength of the insurer, premiums charged, policy terms and conditions, policyholder service, reputation and experience. We compete with many regional and national property and casualty insurance companies, including direct sellers of insurance products, insurers having their own agency organizations and other insurers represented by independent agents. Many of these insurers are better capitalized than we are, have substantially greater financial, technical and operating resources and have equal or higher ratings from A.M. Best. In addition, our competition may become increasingly better capitalized in the future as the traditional barriers between insurance companies, banks and other financial institutions erode and as the property and casualty insurance industry continues to consolidate.

      The greater capitalization of many of our competitors enables them to operate with lower profit margins and, therefore, allows them to market their products more aggressively, more quickly take advantage of new marketing opportunities and offer lower premium rates. We may not be able to maintain our current competitive position in the markets in which we operate if our competitors offer prices on products that are lower than the prices we can offer. Moreover, if our competitors lower the price of their products and we meet their pricing, our profit margins and revenues may be reduced and our ratios of claims and expenses to premiums may increase, which may materially adversely affect our business, financial condition and results of operations.

Because our investment portfolio is made up primarily of fixed-income securities, our investment income and the fair value of our investment portfolio could suffer as a result of a number of factors.

      We invest the premiums we receive from our policyholders and maintain an investment portfolio that consists primarily of fixed-income securities. The management of our investment portfolio is an important component of our profitability because a significant portion of our operating income is generated from the income we receive on our invested assets. The quality and/or yield of our portfolio may be affected by a number of factors, including the general economic and business environment, changes in the credit quality of the issuers of the fixed-income securities we own, changes in market conditions and regulatory changes. The fixed-income securities we own are issued primarily by domestic entities and are backed either by the credit or collateral of the underlying issuer. Factors such as an economic downturn, a regulatory change pertaining to a particular issuer’s industry, a significant deterioration in the cash flows of the issuer or a change in the issuer’s marketplace may adversely affect our ability to collect principal and interest from the issuer.

      Our investments are also subject to risk resulting from interest rate fluctuations. Increasing interest rates or a widening in the spread between interest rates available on United States Treasury securities and corporate debt or asset-backed securities, for example, will typically have an adverse impact on the market values of the fixed-rate securities in our investment portfolio. If interest rates decline, we generally achieve a lower overall rate of return on investments of cash generated from our operations. In addition, in the event that investments are called or mature in a declining interest rate environment, we may be unable to reinvest the proceeds in securities with comparable interest rates. Changes in interest rates may reduce both our profitability and our return on invested capital.

We are dependent on our key personnel, and the loss of any member of our senior management could negatively affect the implementation of our business strategy and achievement of our growth objectives.

      The loss of, or failure to attract, key personnel could significantly impede our financial plans, growth, marketing and other objectives. Our success depends to a substantial extent on the ability and experience of our senior management. We believe that our future success will depend in large part on our ability to attract and retain additional skilled and qualified personnel and to expand, train and manage our employees. We may not be successful in doing so, because the competition for experienced personnel in the insurance industry is intense. We do not have employment agreements with our key personnel, all of whom are employed by the Mutual Company.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

      The Sarbanes-Oxley Act of 2002 that became law in July 2002 required changes in our corporate governance, public disclosure and compliance practices. The act also required the Securities and Exchange Commission, which is commonly known as the SEC, to promulgate new rules on a variety of corporate governance and disclosure subjects. In addition to final rules and rule proposals already made, the Nasdaq National MarketSM has proposed revisions to its requirements for companies listed on the Nasdaq National MarketSM, like us. We expect these developments to increase our legal and financial compliance costs.

      We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain additional members of our board of directors, particularly to serve on our audit committee, and additional executive officers.

The reinsurance agreements on which we rely do not relieve us from liability to our policyholders, and we face a risk of non-payment from our reinsurers and the non-availability of reinsurance in the future.

      We rely on reinsurance agreements to limit our maximum net loss from large single risks or risks in concentrated areas, and to increase our capacity to write insurance. Although the reinsurance we maintain provides that the reinsurer is liable to us, our reinsurance does not relieve us from liability to our policyholders. To the extent that a reinsurer may be unable to pay losses for which it is liable to us under the terms of its reinsurance agreement with us, we remain liable for such losses. As of September 30, 2003, we had approximately $14.0 million of reinsurance receivables from third party reinsurers for paid and unpaid losses for which we believe we are entitled to reimbursement. The insolvency or inability to make timely payments by our reinsurers under the terms of our reinsurance agreements would adversely affect our results of operations.

      In addition, we face a risk of the non-availability of reinsurance or an increase in reinsurance costs that could adversely affect our ability to write business or our results of operations. Market conditions beyond our control, such as the amount of surplus in the reinsurance market and natural and man-made catastrophes, affect the availability and cost of the reinsurance we purchase. We cannot assure you that reinsurance will remain available to us to the same extent and on substantially the same terms and rates as it is currently available. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would either have to be willing to accept an increase in our net retention or reduce our insurance writings, and our business, financial condition and results of operations could be adversely affected.

Risks Relating to the Property and Casualty Insurance Industry

We face significant exposure to terrorism.

      As a result of the September 11, 2001 terrorist attacks, the insurance industry has been compelled to re-examine policy terms and conditions and to address the potential for future threats of terrorist attacks and resulting losses. Our personal and commercial property and casualty insurance policies are not priced to cover the risk of terrorist attacks and losses such as those suffered in the World Trade Center terrorist attack. Therefore, we have exposure to terrorism under the lines of insurance products that we offer. The recently enacted Terrorism Risk Insurance Act of 2002 may reduce the impact of future losses as a result of terrorism in connection with commercial insurance products we offer; however, because of the uncertainty regarding the application of the Terrorism Risk Insurance Act, the amount of losses we may be required to retain as a result of terrorism may result in a material adverse effect on our business, financial condition and results of operations. The Terrorism Risk Insurance Act is scheduled to expire on December 31, 2005, so it will not provide coverage beyond that time unless it is extended. The Terrorism

Risk Insurance Act does not cover the personal insurance products we offer, and state regulators have not approved exclusions for acts of terrorism in our personal insurance products. Therefore we could incur large unexpected losses from the personal insurance policies that we issue, which could have a material adverse effect on our business, financial condition and results of operations.

Industry trends, such as increased litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards, increasing medical costs and the escalation of loss severity may contribute to increased costs and to the deterioration of our reserves.

      Loss severity in our industry has continued to increase in recent years, principally driven by larger court judgments and increasing medical costs. In addition, many legal actions and proceedings have been brought on behalf of classes of complainants, which can increase the size of judgments. The propensity of policyholders and third party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render our loss reserves inadequate for current and future losses if we become subject to litigation.

Loss or significant restriction of the use of credit scoring in the pricing and underwriting of our personal insurance products could reduce our future profitability.

      We use credit scoring as a factor in making risk selection and pricing decisions where allowed by state law for our personal insurance products. Recently, some consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against people with low incomes, minority groups and the elderly. These consumer groups and regulators are calling for the prohibition or restriction on the use of credit scoring in underwriting and pricing. Laws or regulations enacted in a number of states that significantly curtail the use of credit scoring in the underwriting process could reduce our future profitability.

Changes in applicable insurance laws or regulations or changes in the way regulators administer those laws or regulations could materially adversely change our operating environment and increase our exposure to loss or put us at a competitive disadvantage.

      Property and casualty insurers are subject to extensive supervision in the states in which they do business. This regulatory oversight includes, by way of example, matters relating to licensing and examination, rate setting, market conduct, policy forms, limitations on the nature and amount of certain investments, claims practices, mandated participation in involuntary markets and guaranty funds, reserve adequacy, insurer solvency, transactions between affiliates, the amount of dividends that may be paid and restrictions on underwriting standards. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of stockholders. For instance, we are subject to involuntary participation in specified markets in various states in which we operate, and the rate levels we are permitted to charge do not always correspond with our underlying costs associated with the coverage we have issued.

      The NAIC and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital guidelines, restrictions on terms and conditions included in insurance policies, certain methods of accounting, reserves for unearned premiums, losses and other purposes, interpretations of existing laws and the development of new laws. Changes in state laws and regulations, as well as changes in the way state regulators view related party transactions in particular, could materially change our operating environment and have an adverse effect on our business.

      The state insurance regulatory framework recently has come under increased federal scrutiny. Congress is considering legislation that would create an optional federal charter for insurers. Federal chartering has the potential to create an uneven playing field for insurers by subjecting federally-chartered and state-chartered insurers to different regulatory requirements. Federal chartering also raises the specter of a matrix of regulation and costly duplicative, or conflicting, federal and state requirements. In addition, if federal legislation repeals the partial exemption for the insurance industry from federal antitrust laws, it would make it extremely difficult for insurers to compile and share loss data and predict future loss costs, which is an important part of cost-based pricing for insurers. If the ability to collect this data were removed, then the predictability of future loss costs, and hence, the reliability of our pricing, would be greatly undermined.

If certain state regulators, legislators and special interest groups are successful in attempts to reduce, freeze or set rates for insurance policies, especially automobile policies, at levels that do not, in our management’s view, correspond with underlying costs, our results of operations will be adversely affected.

      From time to time, the automobile insurance industry in particular has been under pressure from certain state regulators, legislators and special interest groups to reduce, freeze or set rates at levels that do not, in the view of our management, correspond with underlying costs, including initiatives to roll back automobile and other personal lines rates. This activity may in the future adversely affect the profitability of our automobile insurance line of business in various states because increasing costs of litigation and medical treatment, combined with rising automobile repair costs, continue to increase our cost of providing automobile insurance coverage that we may not be able to offset by increasing the rates for our automobile insurance products. Adverse legislative and regulatory activity constraining our ability to price automobile insurance coverage adequately may occur in the future. The impact of the automobile insurance regulatory environment on our results of operations in the future is not predictable.

We are subject to assessments, based on our market share in a given line of business, to assist in the payment of unpaid claims and related costs of insolvent insurance companies; these assessments could significantly affect our financial condition.

      We are obligated to pay assessments under the guaranty fund laws of the various states in which we are licensed. Generally, under these laws, we are subject to assessment, depending upon our market share of a given line of insurance business, to assist in the payment of unpaid claims and related costs of insolvent insurance companies in those states. The number and magnitude of future insurance company failures in the states in which we conduct business cannot be predicted, but resulting assessments could significantly affect our business, financial condition and results of operations. We are currently being assessed at the maximum level permitted by Pennsylvania law for several of our lines of business, and we expect we will continue to be assessed by Pennsylvania at the maximum level for these business lines for a number of years.

We must establish premium rates and loss and loss expense reserves from forecasts of the ultimate costs expected to arise from risks underwritten during the policy period, and our profitability could be adversely affected to the extent our premium rates or reserves are too low.

      One of the distinguishing features of the property and casualty insurance industry is that its products are priced before its costs are known, as premium rates are generally determined before losses are reported. Accordingly, we must establish premium rates from forecasts of the ultimate costs we expect to arise from risks we have underwritten during the policy period, and our premium rates may not be adequate to cover the ultimate losses incurred. Further, we must establish reserves for losses and loss expenses based upon estimates involving actuarial and statistical projections at a given time of what we expect to be our ultimate liability, and it is possible that our ultimate liability will exceed these estimates because of the future development of known losses, the existence of losses that have occurred but are currently unreported and larger than historical settlements on pending and unreported claims. The process of estimating reserves is inherently judgmental and can be influenced by factors that are subject to variation. If the premium rates or reserves we establish are not sufficient, our business, financial condition and results of operations may be adversely impacted.

The cyclical nature of the property and casualty insurance industry may reduce our revenues and profit margins.

      The property and casualty insurance industry is highly cyclical, and individual lines of business experience their own cycles within the overall insurance industry cycle. Premium rate levels are related to the availability of insurance coverage, which varies according to the level of surplus in the insurance industry. The level of surplus in the industry varies with returns on invested capital and regulatory barriers to withdrawal of surplus. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. If we find it necessary to reduce premiums or limit premium increases due to these competitive pressures on pricing, we may experience a reduction in our profit margins and revenues, an increase in our ratios of losses and expenses to premiums and, therefore, lower profitability.

Risks Relating to Our Class A Common Stock

The price of our Class A common stock may be adversely affected by its low trading volume.

      Our Class A common stock has limited trading liquidity. Reported average daily trading volume in our Class A common stock for the nine-month period ended September 30, 2003, was approximately 7,400 shares. All of our 6,321,818 shares of Class A common stock outstanding at September 30, 2003 are available for public sale, with the majority held by the Mutual Company. This limited trading liquidity subjects our shares of Class A common stock to greater price volatility and may make it difficult for you to sell your shares of Class A common stock at a price that is attractive to you.

The market price of our Class A common stock may be adversely affected by future sales of a substantial number of shares of our Class A common stock or Class B common stock or the availability of such shares for sale.

      The sale, or the availability for sale, of a significant number of shares of our Class A common stock or Class B common stock could adversely affect the prevailing market prices of our Class A common stock and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have outstanding 9,321,818 shares of our Class A common stock and 3,011,049 shares of our Class B common stock. Apart from the shares held by the Mutual Company and our officers and directors that are subject to lock-up agreements with the underwriters for a period of 90 days following this offering, all of our outstanding shares of Class A common stock and Class B common stock are freely tradeable without restrictions under the Securities Act. Sales of a substantial number of shares of our Class A common stock or Class B common stock by the Mutual Company or our directors or officers after the expiration of the lock-up period could cause the price of our Class A common stock to fall.

The Mutual Company’s ownership of our stock, provisions of our certificate of incorporation and by-laws and certain state laws make it unlikely anyone could acquire control of us unless the Mutual Company were in favor of the change of control.

      The Mutual Company’s ownership of our Class A common stock and Class B common stock, certain provisions of our certificate of incorporation and by-laws and the insurance laws and regulations of Pennsylvania and Virginia could delay or prevent the removal of members of our board of directors and could make more difficult a merger, tender offer or proxy contest involving us to succeed, even if such events were beneficial to the interest of our stockholders other than the Mutual Company. These factors could also discourage a third party from attempting to acquire control of us. The classification of our board of directors could also have the effect of delaying or preventing a change in control of us.

      In addition, we have authorized 2,000,000 shares of series preferred stock that we could issue without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as our board of directors may determine and that may make it difficult for a third party to acquire control of us. We have no current plans to issue any preferred stock. Moreover, the Delaware

General Corporation Law, which we also refer to as the DGCL, contains certain provisions that prohibit certain business combination transactions under certain circumstances. In addition, state insurance laws and regulations generally prohibit any persons from acquiring a 10% or greater interest in an insurance company without the prior approval of the state insurance commissioner of the state where the insurer is domiciled.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include certain discussions relating to underwriting, premium and investment income volume, business strategies, reserves, profitability and business relationships and our other business activities during 2003 and beyond. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “objective,” “project,” “predict,” “potential,” “goal” and similar expressions. These forward-looking statements reflect our current views about future events, are based on our current assumptions and are subject to known and unknown risks and uncertainties that may cause our results, performance or achievements to differ materially from those anticipated in or implied by those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict. Such factors may include those described under “Risk Factors” beginning on page 8.

      The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we do not intend to, and assume no responsibility for, updating any forward-looking statements. You should read this prospectus, the documents that we incorporate by reference in this prospectus and the exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

      Our net proceeds from the sale of the shares we are offering is estimated to be $54.4 million ($62.5 million if the underwriters’ overallotment is exercised in full), after deducting estimated underwriting discounts but not deducting expenses of this offering payable by us. We will use approximately $12.5 million of such proceeds to fund the acquisition of Le Mars and approximately $23.0 million of such proceeds to fund the acquisition of Peninsula. See “Business — Acquisitions.” We will also invest approximately $10.0 million of such proceeds over time in the statutory capital and surplus of Atlantic States and Southern to increase our capacity to write insurance directly and to provide capital for Atlantic States’ portion of the pooled business. We will use the balance of the proceeds for general corporate purposes, including acquisitions of regional property and casualty insurance companies in the states in which we currently operate and in the Midwest, where we intend to expand. Although our growth strategy contemplates future acquisitions, we currently have no present agreements, understandings or definitive plans regarding any acquisition other than the Le Mars and Peninsula acquisitions. Pending the use by us and by Atlantic States and Southern of such proceeds, we will invest such proceeds in interest-bearing securities consistent with our current investment policies. See “Business — Investments.”

PRICE RANGE OF OUR CLASS A COMMON STOCK AND DIVIDEND HISTORY

      The prices of our Class A common stock are quoted on the Nasdaq National MarketSM under the symbol “DGICA.” The following table presents, for the periods indicated, the high and low closing prices of our Class A common stock as reported by the Nasdaq National MarketSM and the amount of cash dividends paid per share. We have paid quarterly dividends since 1987.

	Price Range
			Cash Dividends
	High	Low	Paid

2003:
First Quarter	$11.50	$10.75	$0.10
Second Quarter	14.97	11.08	0.11
Third Quarter	19.00	12.43	0.11
Fourth Quarter (through November 21)	19.97	15.70	0.11

	Price Range
			Cash Dividends
	High	Low	Paid

2002:
First Quarter	$10.77	$8.75	$0.10
Second Quarter	12.25	9.05	0.10
Third Quarter	10.99	9.12	0.10
Fourth Quarter	12.12	9.25	0.10

	Price Range
			Cash Dividends
	High	Low	Paid

2001:
First Quarter(1)	$12.75	$8.69	$0.10
Second Quarter	14.50	10.00	0.10
Third Quarter	14.59	12.17	0.10
Fourth Quarter	13.88	9.10	0.10

(1)	These cash dividends were paid in February 2001 on our common stock prior to our April 2001 recapitalization.

      The last reported sale price of our Class A common stock on November 20, 2003 was $18.88 per share. As of September 30, 2003, there were approximately 630 holders of record of our Class A common stock.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of September 30, 2003 and as adjusted to reflect our sale of shares of Class A common stock in this offering at an assumed offering price of $19.23, the closing price of our Class A common stock on November 7, 2003. You should read the following table in conjunction with our annual report on Form 10-K for the year ended December 31, 2002 and our quarterly report on Form 10-Q for the quarter ended September 30, 2003, both of which are incorporated in this prospectus by reference.

	September 30, 2003

	Actual	As Adjusted

	(In thousands)
Indebtedness:
Borrowings under line of credit	$12,800	$12,800
Subordinated debentures	15,000	15,000

Total indebtedness	27,800	27,800

Stockholders’ equity:
Preferred stock, $1.00 par value, authorized:
2,000,000 shares; none issued	—	—
Class A common stock, $0.01 par value authorized:
30,000,000 shares, issued 6,403,342 shares and outstanding 6,321,818 shares (9,403,342 shares issued and 9,321,818 shares outstanding as adjusted)(1)	64	94
Class B common stock, $0.01 par value, authorized:
10,000,000 shares, issued 3,051,811 shares and outstanding 3,011,049 shares(2)	31	31
Additional paid-in capital	63,288	117,630
Accumulated other comprehensive income	5,328	5,328
Retained earnings	78,580	78,580
Treasury stock, at cost	(892)	(892)

Total stockholders’ equity	146,399	200,771

Total capitalization	$174,199	$228,571

(1)	The information also does not include 1,361,462 shares of Class A common stock reserved for issuance for outstanding stock options under our stock option plans at a weighted average exercise price of $12.01 per share and 575,975 shares, 247,113 shares and 250,563 shares, respectively, of Class A common stock reserved for future issuance, under our stock option plans, our employee stock purchase plan and our agency stock purchase plan.

(2)	The information also does not include 128,557 shares of Class B common stock reserved for issuance for outstanding stock options under our stock option plans.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

      The selected historical financial information presented below as of or for the years ended December 31, 1998 through 2002 is derived from our audited consolidated financial statements. Our consolidated financial statements as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, and our independent auditors’ report thereon, are included elsewhere in this prospectus. The selected historical financial information presented below as of or for the nine-month periods ended September 30, 2002 and 2003 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our results of operations for the nine months ended September 30, 2003 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2003. In the opinion of our management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation have been included. The financial data set forth below is only a summary and should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)

	(Amounts in thousands, except per share and other data)
Statement of Operations Data:
Net premiums earned	$117,454	$145,517	$151,646	$167,770	$185,841	$138,356	$146,082
Investment income, net	12,344	13,591	16,395	15,886	14,581	11,064	10,007
Realized investment gains (losses)	(14)	(39)	171	(880)	144	(14)	495
Total revenues	132,232	161,739	170,582	185,164	203,804	151,856	159,298
Income before income taxes	11,698	3,845	11,743	7,092	16,495	11,497	18,061
Income taxes (benefit)	2,675	(2,950)	2,906	1,274	4,492	3,122	4,946
Net income	9,023	6,795	8,837	5,818	12,003	8,375	13,115

Balance Sheet Data:
Total investments	$261,507	$268,011	$289,345	$300,633	$332,299	$319,444	$358,320
Total assets	376,742	389,689	426,009	456,632	501,218	488,770	541,598
Debt obligations	37,500	37,000	40,000	27,600	19,800	19,800	27,800
Stockholders’ equity	100,915	103,792	114,130	120,928	133,183	131,029	146,399

Per Share Data:
Basic earnings	$1.11	$0.82	$1.01	$0.65	$1.32	$0.92	$1.42
Diluted earnings	1.09	0.82	1.01	0.64	1.31	0.91	1.37
Dividends declared (Class A)	—	—	—	0.40	0.40	0.20	0.22
Dividends declared (Class B)	—	—	—	0.36	0.36	0.18	0.20
Dividends declared (common stock)(1)	0.34	0.36	0.36	—	—	—	—
Stockholders’ equity	12.30	12.28	12.88	13.44	14.52	14.37	15.69

Other Data:
Return on average equity	9.5%	6.6%	8.1%	5.0%	9.4%	8.9%	12.5%
Donegal GAAP combined ratio	100.1	106.5	101.8	103.8	99.6	100.2	95.4
Industry SAP combined ratio(2)	106.0	108.1	110.4	115.9	107.4	104.9	N/A	(3)

(1)	Represents dividends declared prior to our April 2001 recapitalization.

(2)	As reported by A.M. Best.

(3)	Not yet reported by A.M. Best.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Historical Financial Information of the Company” and the consolidated financial statements and the related notes included elsewhere in this prospectus and incorporated by reference herein. In addition to this information, the table entitled “Management Evaluation of Operating Results” on page 25 directly reflects measurements used by management in evaluating operating results. This table, which management uses internally to monitor and evaluate results, is an alternative presentation of our Consolidated Statements of Income and Comprehensive Income. You should refer to this table in conjunction with reading those portions of the following discussions relating to operating results and measurements.

General

      We were organized as a regional insurance holding company by the Mutual Company on August 26, 1986. We operate predominantly as an underwriter of personal and commercial lines of property and casualty insurance through our subsidiaries. Our personal lines products consist primarily of homeowners and private passenger automobile policies. Our commercial lines products consist primarily of commercial automobile, commercial multiple-peril and workers’ compensation policies.

      At September 30, 2003, the Mutual Company held approximately 65% of our outstanding Class A common stock and approximately 62% of our outstanding Class B common stock.

      Atlantic States, our largest insurance subsidiary, and the Mutual Company have a pooling agreement under which both companies are allocated a given percentage of their combined underwriting results, excluding certain reinsurance assumed by the Mutual Company from our insurance subsidiaries. Atlantic States has a 70% share of the results of the pool and the Mutual Company has a 30% share of the results of the pool. The pooling agreement is intended to produce more uniform and stable underwriting results from year to year for each pool participant than they would experience individually and to spread the risk of loss among the participants based on each participant’s relative amount of surplus and relative access to capital. Each participant in the pool has at its disposal the capacity of the entire pool, rather than being limited to policy exposure of a size commensurate with its own capital and surplus.

      In addition to the pooling agreement and third-party reinsurance, our insurance subsidiaries have various reinsurance agreements with the Mutual Company. These agreements include:

•	catastrophe reinsurance agreements with each of our insurance subsidiaries,

•	an excess of loss reinsurance agreement with Southern,

•	a workers’ compensation reallocation agreement with Southern and

•	a 100% retrocessional agreement with Southern.

      The excess of loss and catastrophe reinsurance agreements are intended to lessen the effects of a single large loss, or an accumulation of losses arising from one event, to levels that are appropriate given each subsidiary’s size, underwriting profile and surplus position.

      The Mutual Company and Southern have an agreement to reallocate the loss results of workers’ compensation business written by Southern as part of commercial accounts primarily written by the Mutual Company or Atlantic States. This agreement provides for the workers’ compensation loss ratio of Southern to be no worse than the average workers’ compensation loss ratio for the Donegal Insurance Group.

      Southern has a 100% retrocessional agreement with the Mutual Company that is intended to provide Southern with the same A.M. Best rating, currently A (Excellent), as the Mutual Company, which Southern might not be able to achieve without this agreement in place. The retrocessional agreement does not otherwise provide for pooling or reinsurance with or by the Mutual Company and does not transfer insurance risk.

      The Mutual Company provides facilities, personnel and other services to us, and the related expenses are allocated between Atlantic States and the Mutual Company in relation to their relative participation in the pooling agreement. Southern reimburses the Mutual Company for its personnel costs and bears its proportionate share of information services costs based on its percentage of total written premiums of the Donegal Insurance Group.

      Subsequent to receipt of applicable board approvals, all agreements and all changes to existing agreements between our subsidiaries and the Mutual Company are subject to approval by a coordinating committee that is comprised of two of our board members who do not serve on the Mutual Company board and two board members of the Mutual Company who do not serve on our board. In order to approve an agreement or a change in an agreement, our members on the coordinating committee must conclude that the agreement or change is fair to us and our stockholders, and the Mutual Company’s members on the coordinating committee must conclude that the agreement or change is fair to the Mutual Company and its policyholders.

      We have additional related party transactions with certain of our executive officers and directors. See “Management” and “Certain Relationships and Related Transactions.”

Critical Accounting Policies and Estimates

      Our financial statements are combined with those of our insurance subsidiaries and are presented on a consolidated basis in accordance with United States generally accepted accounting principles.

      We make estimates and assumptions that can have a significant effect on amounts and disclosures we report in our financial statements. The most significant estimates relate to our reserves for property and casualty insurance unpaid losses and loss expenses, valuation of investments, policy acquisition costs and guaranty fund liability accruals. While we believe our estimates are appropriate, the ultimate amounts may differ from the estimates provided. The methods for making these estimates are continually reviewed, and any adjustment considered necessary is reflected in our current results of operations.

      Liability for Losses and Loss Expenses. With respect to reserves for property and casualty insurance unpaid losses and loss expenses, significant components of our estimates include a variety of factors such as medical inflation trends, regulatory and judicial rulings, legal settlements, property replacements and repair cost trends and losses from assumed reinsurance. In recent years, certain of these component costs, such as medical inflation trends and legal settlements, have experienced significant volatility and have resulted in incurred amounts higher than our original estimates, and we have factored these changes in trends into our loss estimates. However, due to the nature of these liabilities, actual results could ultimately vary significantly from the amounts recorded.

      Loss reserves are set at full expected cost. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results.

      We occasionally receive new information on files that had previously been closed. For example, one of our policyholders may incur losses that were not known at the time of the original claim settlement. We are also exposed to larger than historical settlements due to changes in law, precedent or underlying inflation on pending and unreported claims. When we experience adverse development of losses from prior accident years, our current year underwriting results are negatively impacted. To the extent our prior year reserve deficiencies are indicative of deteriorating underlying loss trends and are material, we seek to increase the pricing of affected lines of business to the extent permitted by state departments of insurance. We also review trends in loss development in order to determine if adjustments, such as reserve strengthening, are appropriate. Any adjustment considered necessary is reflected in our current results of operations. Because of our participation in the pool, we are exposed to adverse loss development on the business of the Mutual Company included in the pool.

      Investments. We make estimates concerning the valuation of our investments and the recognition of other than temporary declines in value of our investments. When we consider the decline in value of an individual investment to be other than temporary, we write down the investment to its estimated net realizable value, and the amount of the write-down is reflected as a realized loss in our statement of income. We individually monitor all investments for other than temporary declines in value. Generally, if an individual equity security has depreciated in value by more than 20% of original cost, and has been in our unrealized loss position for more than six months, we assume there has been an other than temporary decline in value. With respect to debt securities, we assume there has been an other than temporary decline in value if it is probable that contractual payments will not be received. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including: the fair value of the investment being significantly below its cost, the deteriorating financial condition of the issuer of a security, the occurrence of industry, company and geographic events that have negatively impacted the value of a security or rating agency downgrades.

      Our investments in available-for-sale fixed maturity and equity securities are presented at estimated fair value, which generally represents quoted market prices.

      We held equity securities with unrealized losses representing declines that we considered temporary at September 30, 2003 as follows:

			Length of Unrealized Loss

		Unrealized	Less Than	6 to 12	Over 12
	Fair Value	Loss	6 Months	Months	Months

	(Amounts in thousands)
Equity securities	$3,083	$240	$128	$2	$110

      Policy Acquisition Costs. Policy acquisition costs, consisting primarily of commissions, premium taxes and certain other underwriting costs that vary with and are directly related to the production of business, are deferred and amortized over the period in which the premiums are earned. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss expenses and certain other costs expected to be incurred as the premium is earned.

      Guaranty Fund Liability Accruals. We make estimates of our insurance subsidiaries’ liabilities for guaranty fund and other assessments from states in which the subsidiaries are licensed because of insurance company insolvencies. Generally, an insurer is subject to assessment, depending upon its market share of a given line of business, to assist in the payment of unpaid claims and related costs of insolvent insurance companies. We generally record our liability for such assessments as premiums upon which these assessments will be based are written. As a result of several large insolvencies in recent years, we are currently being assessed at the maximum level permitted by Pennsylvania law for several of our lines of business, and we expect we will continue to be assessed by Pennsylvania at the maximum level for these business lines for a number of years.

Management Evaluation of Operating Results

      We evaluate the performance of our commercial lines and personal lines segments primarily based upon our underwriting results as determined under SAP, which our management uses to measure performance for our total business. We use the following financial data to monitor and evaluate our operating results:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(Unaudited)

	(Amounts in thousands)
Net Premiums Written:
Personal lines:
Automobile	$65,528	$74,396	$84,643	$64,183	$65,709
Homeowners	29,413	31,431	34,637	26,066	27,650
Other	5,576	5,796	6,497	5,158	5,282

Total personal lines	100,517	111,623	125,777	95,407	98,641

Commercial lines:
Automobile	15,112	16,527	17,451	13,536	14,294
Workers’ compensation	21,174	22,979	23,845	18,724	19,299
Commercial multi-peril	21,722	24,174	25,536	19,700	22,828
Other	1,597	1,725	1,895	1,431	1,471

Total commercial lines	59,605	65,405	68,727	53,391	57,892

Total net premiums written	$160,122	$177,028	$194,504	$148,798	$156,533

Statutory Loss Ratios:
Personal lines:
Automobile	70.3%	74.6%	79.4%	78.8%	70.7%
Homeowners	72.2	61.8	63.6	65.0	67.2
Other	59.6	42.3	52.2	57.7	59.6

Total personal lines	70.3	69.2	73.6	73.9	69.2

Commercial lines:
Automobile	78.1	85.0	62.2	59.8	54.0
Workers’ compensation	64.2	82.5	73.1	69.7	63.2
Commercial multi-peril	67.2	58.4	50.0	52.8	51.9
Other	(0.1)	25.2	43.1	47.6	49.7

Total commercial lines	66.9	72.3	60.9	60.3	56.2

Total business	69.0%	70.5%	69.1%	69.0%	64.5%

Components of GAAP Combined Ratio:
Loss ratio	68.8%	70.5%	69.6%	69.3%	64.5%
Expense ratio	32.1	32.3	29.5	30.3	30.4
Dividend ratio	0.9	1.0	0.5	0.6	0.5

GAAP combined ratio	101.8%	103.8%	99.6%	100.2%	95.4%

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(Unaudited)

	(Amounts in thousands)
Revenues:
Premiums earned:
Personal lines	$97,065	$104,893	$119,838	$89,110	$93,415
Commercial lines	54,581	62,877	66,003	49,245	52,667

Total premiums earned	151,646	167,770	185,841	138,355	146,082

Net investment income	16,395	15,886	14,581	11,064	10,007
Realized investment gains (losses)	171	(880)	144	(14)	495
Other	2,370	2,388	3,238	2,451	2,714

Total revenues	$170,582	$185,164	$203,804	$151,856	$159,298

Components of Net Income:
Underwriting income (loss):
Personal lines	$(4,649)	$(5,090)	$(5,056)	$(5,289)	$(794)
Commercial lines	763	(3,037)	6,326	4,548	6,222

SAP underwriting income (loss)	(3,886)	(8,127)	1,270	(741)	5,428
GAAP adjustments	1,144	1,833	(558)	479	1,282

GAAP underwriting income (loss)	(2,742)	(6,294)	712	(262)	6,710
Net investment income	16,395	15,886	14,581	11,064	10,007
Realized investment gains (losses)	171	(880)	144	(14)	495
Other	(2,081)	(1,620)	1,058	709	849

Income before income taxes	11,743	7,092	16,495	11,497	18,061
Income taxes	2,906	1,274	4,492	3,122	4,946

Net income	$8,837	$5,818	$12,003	$8,375	$13,115

Results of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

      Net Premiums Written. During the first nine months of 2003, our net premiums written increased by 5.2% to $156.5 million, compared to $148.8 million for the first nine months of 2002. Commercial lines net premiums written increased $4.5 million, or 8.4%, for the first nine months of 2003 compared to the first nine months of 2002. Personal lines net premiums written increased $3.2 million, or 3.4%, for the first nine months of 2003 compared to the same period in 2002. We have benefited during these periods, and expect to continue to benefit, from premium increases by our insurance subsidiaries that have resulted from pricing actions approved by regulators. These increases related primarily to private passenger automobile, commercial multiple peril, workers’ compensation and homeowners lines of business realized in most of the states in which we operate. In addition to pricing increases, we have also benefited from organic growth in most of the states in which we operate.

      Net Premiums Earned. Our net premiums earned increased to $146.1 million for the first nine months of 2003, an increase of $7.7 million, or 5.6%, over the first nine months of 2002. Our net earned premiums during the 2003 period have grown due to the increase in written premiums during the period. Premiums are earned, or recognized as revenue, over the terms of our policies, which are one year or less in duration. Therefore, increases or decreases in net premiums earned will generally reflect increases or decreases in net premiums written in the preceding twelve-month period compared to the same period one year earlier.

      Investment Income. For the nine months ended September 30, 2003, our net investment income decreased 9.6% to $10.0 million, compared to $11.1 million for the same period one year ago. An increase in our average invested assets from $310.0 million for the first nine months of 2002 to $345.3 million for the first nine months of 2003 was more than offset by a decrease in our annualized average return on investments from 4.8% for the first nine months of 2002 to 3.9% for the first nine months of 2003, and accounted for the decrease in investment income in the 2003 period compared to the 2002 period. The decrease in our annualized average return during both periods compared to prior periods reflects a declining interest rate environment.

      Net Realized Investment Gains/ Losses. Our net realized investment gains for the first nine months of 2003 were $494,763, compared to net realized investment losses of $13,931 for the same period in 2002. Our net realized investment gains for the first nine months of 2003 were net of impairment charges of $255,874, compared to impairment charges of $358,574 recognized in the first nine months of 2002. Our impairment charges for both years were the result of declines in the market value of common stocks that we determined to be other than temporary. The remaining net realized investment gains and losses in both periods resulted from normal turnover within our investment portfolio.

      Losses and Loss Expenses. Our loss ratio, which is the ratio of incurred losses and loss expenses to premiums earned, for the first nine months of 2003 was 64.5%, compared to 69.3% for the first nine months of 2002. Our commercial lines loss ratio decreased to 56.2% for the first nine months of 2003, compared to 60.3% for the first nine months of 2002. Our commercial automobile and workers’ compensation loss ratios showed improvement for the first nine months of 2003, with the commercial automobile loss ratio decreasing to 54.0% for 2003, compared to 59.8% for the same period in 2002, and the workers’ compensation loss ratio decreasing to 63.2% for 2003, compared to 69.7% for the same period of 2002. The personal lines loss ratio improved from 73.9% for the first nine months of 2002 to 69.2% for the first nine months of 2003, primarily as a result of improvement in the personal automobile loss ratio for the 2003 period compared to the 2002 period. Improvements in our 2003 loss ratios reflect the benefits of premium pricing increases and more favorable prior accident year loss development compared to the same period in 2002.

      Underwriting Expenses. Our expense ratio, which is the ratio of policy acquisition and other underwriting expenses to premiums earned, for the first nine months of 2003 was 30.4%, compared to 30.3% for the first nine months of 2002. Improvements from expense control efforts were offset by higher underwriting-based incentive costs incurred in the first nine months of 2003 compared to the first nine months of 2002.

      Combined Ratio. Our combined ratio was 95.4% and 100.2% for the nine months ended September 30, 2003 and 2002, respectively. The combined ratio represents the sum of the loss ratio, expense ratio and dividend ratio, which is the ratio of workers’ compensation policy dividends incurred to premiums earned. The improvement in our combined ratio was primarily attributable to the decrease in the loss ratio between periods.

      Interest Expense. Our interest expense for the first nine months of 2003 was $879,496, compared to $870,079 for the first nine months of 2002, reflecting an increase in interest expense related to the issuance of $15.0 million of subordinated debentures in May 2003, offset by decreases in the average interest rates and average borrowings under our line of credit for the 2003 period compared to the 2002 period.

      Income Taxes. Income tax expense was $4.9 million for the first nine months of 2003, compared to $3.1 million for the first nine months of 2002, representing effective tax rates of 27.4% and 27.2%, respectively.

      Net Income and Earnings Per Share. Our net income for the first nine months of 2003 was $13.1 million, an increase of 56.6% over the $8.4 million reported for the first nine months of 2002. Our diluted earnings per share were $1.37 for the first nine months of 2003 compared to $0.91 for the same period last year.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Net Premiums Written. Our net premiums written for 2002 increased by 9.9% to $194.5 million compared to $177.0 million for 2001. Personal lines net premiums written increased $14.2 million, or 12.7%, for 2002 compared to 2001. Commercial lines net premiums written increased $3.3 million, or 5.1%, for 2002 compared to 2001. We implemented rate increases in various lines of business throughout 2002 to improve profitability.

      Net Premiums Earned. Our net premiums earned for 2002 increased to $185.8 million, an increase of $18.1 million, or 10.8%, over 2001. Earned premiums grew due to the increase in written premiums during 2002.

      Investment Income. Our investment income for 2002 decreased 8.2% to $14.6 million, compared to $15.9 million for 2001. An increase in average invested assets from $295.0 million in 2001 to $316.5 million in 2002 was more than offset by a decrease in the annualized average return on investments from 5.3% in 2001 to 4.6% in 2002, and accounted for the decrease in investment income in 2002 compared to 2001. The decrease in our annualized average return reflects a declining interest rate environment during both periods.

      Net Realized Investment Gains/ Losses. Our net realized investment gains in 2002 were $144,190, compared to net realized investment losses of $880,254 in 2001. Our net realized investment gains in 2002 were net of impairment charges of $378,672, compared to impairment charges of $1.5 million in 2001. The impairment charges in both years were the result of declines in the market value of common stocks that were determined to be other than temporary.

      Losses and Loss Expenses. Our loss ratio in 2002 was 69.6%, compared to 70.5% in 2001. Our commercial lines loss ratio decreased significantly to 61.5% in 2002, compared to 72.7% in 2001, with the commercial automobile loss ratio showing the greatest improvement as it decreased from 85.0% in 2001 to 61.6% in 2002. Our personal lines loss ratio increased from 69.2% in 2001 to 73.3% in 2002. Net losses and loss expenses for 2002 and 2001 included adverse development of prior accident year losses amounting to $6.8 million and $8.0 million, respectively. In 2002, the adverse loss development was primarily in private passenger automobile liability and physical damage and, to a lesser extent, in commercial lines of business, such as workers’ compensation, commercial automobile liability and commercial multi-peril. The 2002 loss development resulted principally from accident year 2001 claims and the normal claims review process and not from any changes in key assumptions or changes in reserving philosophy. The 2001 adverse loss development was primarily in commercial lines of business. The 2001 loss development included $4.2 million of reserve strengthening primarily in the workers’ compensation and commercial auto lines of business.

      Underwriting Expenses. Our expense ratio in 2002 was 29.5%, compared to 32.3% in 2001. Improvement in our loss expense ratio was primarily a result of the cost-reduction program implemented in late 2001. The expense ratio in 2001 included a guaranty fund assessment of approximately $543,000 resulting from the insolvency of Reliance Insurance Company. This assessment also contributed to the change in the expense ratio between years.

      Combined Ratio. Our combined ratio was 99.6% in 2002, compared to 103.8% in 2001. The improvement in our combined ratio was primarily attributable to the decrease in the expense ratio between periods.

      Interest Expense. Interest expense in 2002 was $1.1 million, compared to $2.2 million in 2001, reflecting decreases in average borrowings under our line of credit and decreases in the average interest rates for the respective periods.

      Income Taxes. Income tax expense was $4.5 million in 2002, an effective tax rate of 27.2%, compared to $1.3 million, or an effective tax rate of 18.0%, in 2001. Tax-exempt interest represented a smaller proportion of net income before taxes in 2002 compared to 2001 and accounted for most of the difference between the effective rates.

      Net Income and Earnings Per Share. Our net income in 2002 was $12.0 million, an increase of 106.3% over the $5.8 million reported in 2001. Diluted earnings per share were $1.31 for 2002 compared to $0.64 for the previous year.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Net Premiums Written. Our net premiums written for 2001 increased by 10.6% to $177.0 million, compared to $160.1 million for 2000. Personal lines net premiums written increased $11.1 million, or 11.0%, for 2001 compared to 2000. Commercial lines net premiums increased $5.8 million, or 9.7% for 2001 compared to 2000.

      Net Premiums Earned. Our net premiums earned for 2001 increased to $167.8 million, an increase of $16.1 million, or 10.6%, over 2000. An increase in Atlantic States’ share of the pooling agreement with the Mutual Company from 65% to 70% effective July 1, 2000 accounted for $4.3 million of the increase in net premiums earned in 2001 compared to 2000.

      Investment Income. Our investment income for 2001 decreased 3.1% to $15.9 million, compared to $16.4 million for 2000. An increase in average invested assets from $278.7 million in 2000 to $295.0 million in 2001 was more than offset by a decrease in the annualized average return on investments from 5.9% in 2000 to 5.3% in 2001. This decrease accounted for the decrease in investment income. The decline in our annualized average return for 2001 reflects a declining interest rate environment in 2001.

      Net Realized Investment Gains/ Losses. Our net realized investment losses in 2001 were $880,254, compared to net realized investment gains of $170,852 in 2000. The net realized investment losses in 2001 included impairment charges of $1.5 million, compared to impairment charges of $436,943 that were netted from net realized investment gains in 2000. The impairment charges in both years were the result of declines in the market value of common stocks that we determined to be other than temporary.

      Losses and Loss Expenses. Our loss ratio for 2001 was 70.5%, compared to 68.8% for 2000. The commercial lines loss ratio for 2001 increased significantly to 72.7%, compared to 67.0% for 2000. Our personal lines loss ratio for 2001 decreased to 69.2% compared to 70.3% for 2000. Net losses and loss expenses for 2001 and 2000 included adverse development of prior accident year losses amounting to $8.0 million and $0.7 million, respectively. In 2001, our adverse loss development was primarily in commercial lines of business, such as workers’ compensation, commercial automobile liability and commercial multi-peril. The 2001 loss development included $4.2 million of reserve strengthening primarily in the workers’ compensation and commercial automobile lines of business.

      Underwriting Expenses. Our expense ratio for 2001 was 32.3%, compared to 32.1% for 2000. Our expense ratio for 2001 included a guaranty fund assessment of approximately $543,000 resulting from the insolvency of Reliance Insurance Company. This assessment accounted for most of the increase in the expense ratio in 2001 compared to 2000.

      Combined Ratio. Our combined ratio was 103.8% for 2001, compared to 101.8% for 2000. The increased loss ratio for 2001 compared to 2000 accounted for the majority of the increase in the combined ratio between years.

      Interest Expense. Our interest expense for 2001 was $2.2 million, compared to $3.3 million for 2000, reflecting decreases in 2001 in our average borrowings under our line of credit and decreases in the average interest rates for 2001 compared to 2000.

      Income Taxes. Our income tax expense was $1.3 million for 2001, an effective rate of 18.0%, compared to $2.9 million, or an effective rate of 24.7% for 2000. Tax-exempt interest in 2001 represented a larger proportion of our net income before taxes compared to 2000 and accounted for most of the difference between the effective rates.

      Net Income and Earnings Per Share. Our net income for 2001 was $5.8 million, a decrease of 34.2% from the $8.8 million reported for 2000. Our diluted earnings per share were $0.64 for 2001 compared to $1.01 for the previous year.

Financial Condition

Liquidity and Capital Resources

      Liquidity is a measure of an entity’s ability to secure enough cash to meet its contractual obligations and operating needs as they arise. Our major sources of funds from operations are the net cash flows generated from our insurance subsidiaries’ underwriting results, investment income and maturing investments.

      We generate sufficient net positive cash flow from our operations to fund our commitments and build our investment portfolio, thereby increasing future investment returns. We maintain a high degree of liquidity in our investment portfolio through investments in readily-marketable fixed maturities, equity securities and short-term investments. Net cash flows provided by operating activities in the first nine months of 2002 and 2003 were $25.5 million and $23.8 million, respectively. Net cash flows provided by operating activities in 2000, 2001 and 2002 were $18.5 million, $22.0 million and $34.1 million, respectively.

      On May 15, 2003, we received $15.0 million in proceeds from the issuance of subordinated debentures. The debentures mature on May 15, 2033 and are callable at our option, at par, after five years. The debentures carry an interest rate equal to the three-month LIBOR rate plus 4.10%, which is adjustable quarterly. At September 30, 2003, the interest rate on the debentures was 5.23% and the rate will next be subject to adjustment on November 15, 2003.

      We also had unsecured borrowings of $12.8 million as of September 30, 2003 under a credit agreement with Fleet National Bank of Connecticut, which we refer to as the Bank. Per the terms of the credit agreement, we may currently borrow up to $16.0 million at interest rates equal to the Bank’s then current prime rate or the then current London interbank eurodollar bank rate plus 1.70%. At September 30, 2003, the interest rate on the outstanding balances was 2.825% on an outstanding eurodollar balance of $4.8 million and 2.84% on an outstanding eurodollar balance of $8.0 million. In addition, we pay the Bank a non-use fee at a rate of  3/10 of 1% per annum on the average daily unused portion of the Bank’s commitment. Each July 27th, the credit line is reduced by $8.0 million and was $16.0 million as of September 30, 2003. Any outstanding loan in excess of the remaining credit line, after such reduction, will then be payable.

      On October 10, 2003, we signed a commitment letter with Manufacturers and Traders Trust Company relating to a $35.0 million line of credit. We anticipate this line of credit will close by November 30, 2003, at which time we intend to draw against the line of credit to repay our existing indebtedness of $12.8 million to Fleet National Bank. We currently have no other plans to draw against this line of credit.

      On October 29, 2003, DGI Statutory Trust II, which we call the Trust, and is a wholly owned Connecticut statutory trust, issued $10.0 million aggregate principal amount of trust preferred securities. We own all of the common securities of the Trust. The proceeds from the issuance of the common securities and the trust preferred securities were used by the Trust to purchase $10.31 million of our floating rate junior subordinated deferrable interest debentures, which pay interest at a floating rate adjustable quarterly equal to the three-month LIBOR plus 385 basis points. The interest rate for the initial period ending January 29, 2004 is 5.010%.

      The following table shows our significant contractual obligations as of September 30, 2003.

	Total	2003	2004	2005	2006	2007	After 2007

	(Amounts in thousands)
Borrowings under line of credit	$12,800	$—	$4,800	$8,000	$—	$—	$—
Subordinated debentures	15,000	—	—	—	—	—	15,000

Total contractual obligations	$27,800	$—	$4,800	$8,000	$—	$—	$15,000

      Dividends declared to stockholders totaled $3.2 million, $3.5 million and $3.5 million in 2000, 2001 and 2002, respectively. There are no regulatory restrictions on the payment of dividends to our stockholders, although there are state law restrictions on the payment of dividends from our insurance subsidiaries to us. Atlantic States and Southern are required by law to maintain certain minimum surplus on a statutory basis, and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Atlantic States and Southern are subject to risk-based capital or RBC requirements. At December 31, 2002, Atlantic States’ and Southern’s capital were each substantially above RBC requirements. During 2003, amounts available for distribution as dividends to us without prior approval of their domiciliary insurance regulatory authorities were $10.6 million from Atlantic States and $2.5 from Southern.

      On September 4, 2003, we announced our intention to acquire Le Mars from the Mutual Company. We expect the Le Mars acquisition to be completed on or about January 1, 2004. We will invest approximately $12.5 million in cash to fund this acquisition.

      On October 30, 2003, we announced that we entered into an agreement to purchase Peninsula from Folksamerica Holding Company, Inc. for approximately $23.0 million in cash. We expect this acquisition to be consummated on or about January 1, 2004.

      As of September 30, 2003, we had no material commitments for capital expenditures.

Investments

      We had total cash, cash equivalents and invested assets with a carrying value of $363.3 million and $333.4 million as of September 30, 2003 and December 31, 2002, respectively. The following table summarizes our cash, cash equivalents and invested assets as of the dates indicated:

	September 30, 2003

	Amortized		% of Total
	Cost	Fair Value	at Fair Value

	(Amounts in thousands)
Fixed maturities, held to maturity	$113,746	$117,192	32.0%
Fixed maturities, available for sale	171,681	178,898	48.8
Equity securities, available for sale	23,976	24,956	6.8
Cash and cash equivalents	4,953	4,953	1.4
Short-term investments	40,720	40,720	11.0

Total	$355,076	$366,719	100.0%

	December 31, 2002

	Amortized		% of Total
	Cost	Fair Value	at Fair Value

	(Amounts in thousands)
Fixed maturities, held to maturity	$86,702	$89,785	26.7%
Fixed maturities, available for sale	187,496	194,732	57.9
Equity securities, available for sale	21,587	21,836	6.5
Cash and cash equivalents	1,125	1,125	0.3
Short-term investments	29,029	29,029	8.6

Total	$325,939	$336,507	100.0%

      The amortized cost and estimated fair values of fixed maturities and equity securities at September 30, 2003, were as follows:

	Held to Maturity

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(Amounts in thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$28,630	$160	$209	$28,581
Canadian government obligation	500	30	—	530
Obligations of states and political subdivisions	42,708	1,001	83	43,626
Corporate securities	28,608	2,331	—	30,939
Mortgage-backed securities	13,300	304	88	13,516

Total	$113,746	$3,826	$380	$117,192

	Available for Sale

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(Amounts in thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$48,607	$1,439	$15	$50,031
Obligations of states and political subdivisions	79,804	3,408	3	83,209
Corporate securities	32,438	2,288	—	34,726
Mortgage-backed securities	10,832	113	13	10,932
Equity securities	23,976	1,220	240	24,956

Total	$195,657	$8,468	$271	$203,854

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to the impact of interest rate changes, changes in market values of investments and to credit risk.

      In the normal course of business, we employ established policies and procedures to manage our exposure to changes in interest rates, fluctuations in the fair market value of our debt and equity securities and credit risk. We seek to mitigate these risks by various actions described below.

Interest Rate Risk

      Our exposure to market risk for a change in interest rates is concentrated in our investment portfolio. We monitor this exposure through periodic reviews of asset and liability positions. Estimates of cash flows and the impact of interest rate fluctuations relating to our investment portfolio are monitored regularly. Generally, we do not hedge our exposure to interest rate risk because we have the capacity to, and do, hold fixed maturity investments to maturity.

      Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:

	As of December 31, 2002

	Principal	Weighted-Average
	Cash Flows	Interest Rate

	(Amounts in thousands)
Fixed maturities and short-term investments:
2003	$46,729	2.85%
2004	15,700	5.81
2005	30,250	5.27
2006	37,873	5.63
2007	36,687	5.49
Thereafter	132,548	5.37

Total	$299,787

Market Value	$313,546

Debt:
2003	$3,800	3.46%
2004	8,000	3.46
2005	8,000	3.46

Total	$19,800

Fair value	$19,800

      Actual cash flows from investments may differ from those stated as a result of calls and prepayments.

Equity Price Risk

      Our portfolio of marketable equity securities, which is carried on our consolidated balance sheets at estimated fair value, has exposure to the risk of loss resulting from an adverse change in prices. We manage this risk by performing an analysis of prospective investments and through regular reviews of our portfolio by our investment staff.

      The combined total of our realized and unrealized equity investment losses were $650,229, $131,146 and $515,320 in 2000, 2001 and 2002, respectively. During these three years, the largest total equity investment gain and (loss) in a quarter were $829,914 and $(440,947), respectively.

Credit Risk

      Our portfolio of fixed-maturity securities and, to a lesser extent, our short-term investments are subject to credit risk. This risk is defined as the potential loss in market value resulting from adverse changes in the borrower’s ability to repay the debt. We manage our risk by performing an analysis of prospective investments and through regular reviews of our portfolio by our investment staff. We also limit the amount that any one security can constitute of our total investment portfolio.

      We provide property and liability insurance coverages through independent insurance agencies located throughout our operating areas. The majority of this business is billed directly to the insured, although a portion of our commercial business is billed through our agents who are extended credit in the normal course of business.

      Because the pooling agreement between the Mutual Company and Atlantic States does not relieve Atlantic States of primary liability as the originating insurer, we are subject to a concentration of credit risk arising from the business Atlantic States cedes to the Mutual Company through the pool. Our insurance subsidiaries maintain other reinsurance agreements with the Mutual Company and with a number of other major unaffiliated authorized reinsurers.

Impact of Inflation

      Property and casualty insurance premium rates are established before the amount of losses and loss settlement expenses, or the extent to which inflation may impact such expenses, are known. Consequently, we attempt, in establishing rates, to anticipate the potential impact of inflation.

BUSINESS

Who We Are

      We are a property and casualty insurance holding company whose insurance subsidiaries offer personal and commercial lines of insurance to small businesses and individuals in 14 Mid-Atlantic and Southeastern states. We provide our policyholders with a selection of insurance products at competitive rates, while pursuing profitability through adherence to a strict underwriting discipline. At September 30, 2003, we had total assets of $541.6 million and stockholders’ equity of $146.4 million. Our net income was $13.1 million for the nine months ended September 30, 2003 compared to $12.0 million for the year ended December 31, 2002.

      We derive a substantial portion of our insurance business from smaller to mid-sized regional communities. We believe this focus provides us with competitive advantages in terms of local market knowledge, marketing, underwriting, claims servicing and policyholder service. At the same time, we believe we have cost advantages over many regional insurers because of our centralized accounting, administrative, investment, data processing and other services.

Strategy

      Our premiums earned have increased from $117.5 million in 1998 to $185.8 million in 2002, a compound annual growth rate of 12.2%. Over the same time period, our combined ratio has consistently been more favorable than that of the industry. We seek to grow our business and enhance our profitability by:

Achieving underwriting profitability.

      We focus on achieving a combined ratio of less than 100%, and believe that underwriting profitability is a fundamental component of our long-term financial strength because it allows us to generate profits without relying on our investment income. We seek to enhance our underwriting results by carefully selecting the product lines we underwrite, minimizing our exposure to catastrophe-prone areas and continually evaluating our claims history to ensure the adequacy of our underwriting guidelines and product pricing. For our personal lines products, we insure standard and preferred risks primarily in private passenger automobile and homeowners lines. For our commercial lines products, we limit our exposure to industrial companies, and we have no exposure to asbestos and limited exposure to other environmental liabilities. We seek to provide more than one policy to a given personal or commercial customer because this “account selling” strategy diversifies our risk and has historically improved our underwriting results. Finally, we use reinsurance to manage our exposure and limit our maximum net loss from large single risks or risks in concentrated areas. We believe these practices are key factors in our ability to maintain a combined ratio that has been traditionally more favorable than the combined ratio of our industry.

      Our combined ratio and that of our industry for the years 1998 through 2002 are shown in the following table:

	1998	1999	2000	2001	2002

Donegal GAAP combined ratio	100.1%	106.5%	101.8%	103.8%	99.6%
Industry SAP combined ratio(1)	106.0	108.1	110.4	115.9	107.4

(1)	As reported by A.M. Best.

Pursuing profitable growth by organic expansion within our traditional operating territories through developing and maintaining quality agency representation.

      We believe that continued expansion within our existing markets will be a key source of our continued premium growth, and maintaining an effective and growing network of independent agents is integral to our expansion. We seek to be among the top three insurers within each of our agencies for the lines of business we write by providing a consistent, competitive and stable market for our products. We believe that the consistency of our product offerings enables us to compete effectively for agents with other insurers whose product offerings fluctuate based on industry conditions. We offer our agents a competitive compensation program that rewards them for pursuing profitable growth on our behalf, and we provide them with ongoing support that enables them to better attract and service customers, including Internet-based information systems, training programs, marketing support and field visitations by our marketing personnel and senior management. Finally, we only appoint agencies with a strong underwriting and growth track record. We believe that by carefully selecting, motivating and supporting our agency force, we will be able to drive continued long-term growth.

Acquiring property and casualty insurance companies to augment our organic growth in existing markets and to expand into new geographic regions.

      We have completed four acquisitions of property and casualty insurance companies since 1995, and we have two pending acquisitions, Peninsula and Le Mars. We believe we have an opportunity to continue our growth by selectively pursuing affiliations and acquisitions that meet our criteria. Our criteria include:

•	Location in regions where we are currently conducting business or would like to conduct business;

•	A mix of business similar to our business;

•	Targeted premium volume between $20.0 million and $80.0 million; and

•	Transaction terms that are fair and reasonable to us.

      We believe that our affiliation with the Mutual Company assists us in pursuing affiliations with and subsequent acquisitions of other mutual companies because we have a strong understanding of the concerns and issues mutual companies face. In particular, we have had success affiliating with and acquiring undercapitalized mutual companies by utilizing our strengths and financial position to significantly improve their operations post-affiliation. We generally evaluate a number of areas for operational improvement when considering acquisitions, including product underwriting, expenses, the cost of reinsurance and technology.

Focusing on expense controls and utilization of technology to increase our operating efficiency.

      We maintain stringent expense controls with direct involvement by our senior management. We consolidate all processing and administrative activities at our home office to realize operating synergies and better control expenses. We utilize technology to automate much of our underwriting to facilitate agency and policyholder communications on an efficient and cost-effective basis. In 2002, we completed a reorganization begun in 2001 that streamlined our operations and allowed us to operate more efficiently. As a result of our focus on expense control, we have reduced our expense ratio from 35.9% for 1998 to 30.4% for the nine months ended September 30, 2003. We have also increased our annual premium per employee, a measure of efficiency that we use to evaluate our operations, from approximately $470,000 in 1998 to approximately $700,000 on an annualized basis as of September 30, 2003.

Providing responsive and friendly customer and agent service to enable us to attract new policyholders and retain existing policyholders.

      We believe that excellent policyholder service is important to attracting new policyholders and retaining existing policyholders. We work closely with our agency force to provide a consistently responsive level of claims service, underwriting and customer support. We seek to respond expeditiously and effectively to address customer and agent inquiries, including working to:

•	Quickly reply to information requests and policy submissions; and

•	Promptly respond to and process claims.

      As a part of our focus on customer service, we conduct policyholder service surveys to evaluate the effectiveness of our support programs, and our management meets frequently with agency personnel to seek service improvement recommendations, react to service issues and better understand local market conditions.

Maintaining premium rate adequacy to enhance our underwriting results, while maintaining our existing book of business and preserving our ability to write new business.

      We are committed to maintaining discipline in our pricing by pursuing rate increases to maintain or improve our underwriting profitability without unduly affecting our ability to attract and retain customers. In addition to pursuing appropriate pricing, we take numerous actions to ensure that our premium rates are adequate relative to our level of underwriting risk. We review loss trends on a periodic basis to identify changes in the frequency and severity of our claims and to assess the adequacy of our rates and underwriting standards. We also carefully monitor and audit the key information that we use to price our policies, enabling us to receive an adequate level of premiums for our risk. For example, we inspect and perform loss control surveys on most of the risks we insure to determine adequacy of insurance to value, assess property conditions and identify any liability exposures. We audit the payroll data of our workers’ compensation customers to verify that the assumptions we used to price a particular policy were accurate. By aggressively pursuing appropriate rate increases and thoroughly understanding the risks we insure, we are able to support our strategy of achieving consistent underwriting profitability.

Our Organizational Structure

      Approximately 65% of our Class A common stock and approximately 62% of our Class B common stock is owned by the Mutual Company, which was founded in 1889. Our insurance operations are interrelated with those of the Mutual Company, and, we conduct our insurance business together with the other entities comprising the Donegal Insurance Group. As such, while maintaining the separate corporate existence of each company, we share the same business philosophy, management, employees and facilities as the Mutual Company and offer the same types of insurance products. We conduct most of our operations through our two insurance subsidiaries, Atlantic States and Southern. We also own 47.5% of Donegal Financial Services Corporation, a registered savings and loan holding company that owns Province Bank, a federal savings bank that began operations in 2000. The Mutual Company owns the remaining 52.5% of Donegal Financial Services Corporation. While not yet profitable nor material to our operations, we believe Province Bank, with total assets of $46.6 million at September 30, 2003, will complement our product offerings. The following chart depicts our organizational structure, including our principal subsidiaries.

      Atlantic States, our largest insurance subsidiary, and the Mutual Company have a pooling agreement under which both companies are allocated a given percentage of their combined underwriting results, excluding certain intercompany reinsurance assumed by the Mutual Company from our insurance subsidiaries. Under the terms of the pooling agreement, Atlantic States cedes its underwriting results to the Mutual Company. The Mutual Company in turn pools its underwriting results with the underwriting results of Atlantic States. The pooled underwriting results are then allocated 70% to Atlantic States and 30% to the Mutual Company. Pursuant to amendments to the pooling agreement since its commencement on October 1, 1986, the participation of Atlantic States in the underwriting results of the pool has gradually increased.

      The following chart depicts our underwriting pool:

      The pooling agreement may be amended or terminated at the end of any calendar year by agreement of the parties, subject to approval by the coordinating committee discussed below. The allocations of pool participation percentages between the Mutual Company and Atlantic States have been based on their approximate relative amounts of capital and surplus, expectations of future relative amounts of capital and surplus and our ability to raise capital for Atlantic States. We do not currently anticipate a further increase in Atlantic States’ percentage of participation in the pool, nor do we intend to terminate the participation of Atlantic States in the pooling agreement.

      The Mutual Company provides facilities, personnel and other services to us, and the related expenses are allocated between Atlantic States and the Mutual Company in relation to their relative participation in the pooling agreement. Southern reimburses the Mutual Company for its personnel costs and bears its proportionate share of information services costs based on its percentage of total written premiums of the Donegal Insurance Group. Expenses allocated to us under such agreements were $28.6 million in 2002.

      Subsequent to receipt of applicable board approvals, all agreements and all changes to existing agreements between the Mutual Company and us are subject to approval by a coordinating committee that is comprised of two of our board members and two board members of the Mutual Company who do not serve on the other board. In order to approve an agreement or a change in an agreement, our members on the coordinating committee must conclude that the agreement or change is fair to us and our stockholders, and the Mutual Company’s members on the coordinating committee must conclude that the agreement or change is fair to the Mutual Company and its policyholders.

      We believe our relationship with the Mutual Company offers us a number of competitive advantages, including:

•	Facilitating our stable management, consistent underwriting discipline, external growth and long-term profitability.

•	Creating operational and expense synergies given the combined resources and operating efficiencies of the Mutual Company and us.

•	Enhancing our ability to affiliate with and eventually acquire other mutual insurance companies.

•	Producing a more uniform and stable underwriting result from year to year than we could achieve on our own.

•	Giving Atlantic States the benefit of the underwriting capacity of the entire pool, rather than being limited by the amount of its own capital and surplus.

Acquisitions

General

      Our growth strategy includes the acquisition of other insurance companies to expand our business in a given region or to commence operations in a new region. Our prior acquisitions have either taken the form of:

•	a purchase of the stock of an existing stock insurance company; or

•	a two-step acquisition of an existing mutual insurance company as follows:

•	First, the Mutual Company purchases a surplus note in the target mutual insurance company, enters into a management agreement with the target mutual insurance company and appoints its designees as a majority of the target mutual insurance company’s board of directors.

•	Second, the mutual insurance company is demutualized. We acquire the stock of the resulting stock insurance company only after the company is restructured and its book of business is reunderwritten to our satisfaction.

      We believe that our ability to make direct acquisitions or to structure acquisitions through Mutual Company surplus note transactions provides us with flexibility that is a competitive advantage in seeking acquisitions. We also believe we have demonstrated our ability to acquire control of a troubled insurance company, reunderwrite its book of business, reduce its cost structure and return it to profitability. When the Mutual Company makes a surplus note investment in another company, the financial results of that company are not consolidated with our financial results or those of the Mutual Company, and neither we nor the Mutual Company are responsible for the insurance obligations of that company.

      The following table highlights our acquisition history since 1988:

		Year
		Acquired	Method of
Insurance Company Acquired	State	by Us	Acquisition

Southern Mutual Insurance Company	Virginia	1988	Surplus note investment by the Mutual Company in 1984; demutualization in 1988; acquisition of stock by us in 1988.
Delaware Mutual Insurance Company(1)	Delaware	1995	Surplus note investment by the Mutual Company in 1993; demutualization in 1994; acquisition of stock by us in 1995.
Pioneer Mutual Insurance Company(1)	Ohio	1997	Surplus note investment by the Mutual Company in 1992; demutualization in 1993; acquisition of stock by us in 1997.
Southern Heritage Insurance Company(1)	Georgia	1998	Stock purchase in 1998.
Pioneer Mutual Insurance Company(1)	New York	2001	Surplus note investment by the Mutual Company in 1995; demutualization in 1998; acquisition of stock by us in 2001.
Le Mars Mutual Insurance Company of Iowa	Iowa	Pending	Surplus note investment by the Mutual Company in 2002; demutualization approved; expected acquisition of stock by us on or about January 1, 2004.
Peninsula Insurance Group	Maryland	Pending	Awaiting regulatory approval; expected stock purchase on or about January 1, 2004.

(1)	To reduce administrative and compliance costs and expenses, the designated entities were merged into one of our existing insurance subsidiaries.

      We generally maintain the home office of an acquired company as part of our strategy to provide local marketing, underwriting and claims servicing even if the acquired company is merged into another subsidiary.

Le Mars

      In June 2002, the Mutual Company consummated an affiliation with Le Mars. As part of the affiliation, the Mutual Company entered into a management agreement with Le Mars and acquired control of Le Mars through the appointment of five Mutual Company designees to Le Mars’ nine-member board of directors. At the time of the affiliation, the Mutual Company made a $4.0 million investment in Le Mars’ surplus and was issued a surplus note, which we refer to as the Le Mars Surplus Note.

      On August 11, 2003, Le Mars’ board of directors adopted a plan of conversion to convert to a stock insurance company. The plan of conversion was approved by the policyholders of Le Mars on October 6, 2003, and, on October 7, 2003, the Insurance Commissioner of Iowa held a public hearing regarding approval of the plan of conversion. On November 6, 2003, the Insurance Commissioner of Iowa approved the plan of conversion, and we will acquire Le Mars on or about January 1, 2004 for approximately $12.5 million in cash as follows:

•	We will purchase the Le Mars surplus note from the Mutual Company for approximately $4.3 million in cash, which amount represents outstanding principal and interest under the Le Mars surplus note.

•	We will contribute the Le Mars surplus note to Le Mars in exchange for 100% of Le Mars’ capital stock.

•	In connection with its demutualization, Le Mars will pay its policyholders approximately $8.2 million out of its surplus. We have agreed to make a capital contribution of $8.2 million in cash to Le Mars to replace this surplus.

      Le Mars, which was organized under the laws of Iowa in 1901, operates as a property and casualty insurer in Iowa, Nebraska, Oklahoma and South Dakota. Personal lines coverages represent a majority of Le Mars’ premiums written, with the balance coming from farmowners and mercantile and service businesses. Le Mars’ largest lines of business are private passenger automobile liability and physical damage; its other principal lines are homeowners and commercial multi-peril. Le Mars had net premiums earned of $20.5 million in 2002 and $13.3 million for the nine months ended September 30, 2003. The statutory surplus and total admitted assets of Le Mars as of September 30, 2003 were $11.6 million and $37.7 million, respectively.

Peninsula

      On October 30, 2003, we announced an agreement to purchase Peninsula from Folksamerica Holding Company, Inc., a part of the White Mountains Insurance Group, Ltd., for a price in cash equal to 107.5% of Peninsula’s GAAP stockholders’ equity as of the closing of the acquisition. We believe the purchase price will be approximately $23.0 million, which was 107.5% of Peninsula’s GAAP stockholders’ equity at September 30, 2003. Consummation of the acquisition is subject to a number of conditions, including the approval of the Maryland Commissioner of Insurance. We expect that the acquisition will be completed on or about January 1, 2004.

      Peninsula consists of Peninsula Indemnity Company and The Peninsula Insurance Company, both of which are organized under Maryland law, with headquarters in Salisbury, Maryland. Peninsula specializes in private passenger automobile coverages. Peninsula also writes homeowners, commercial multi-peril, workers’ compensation and commercial automobile coverages. Peninsula operates primarily in Maryland, Delaware and Virginia. For the year ended December 31, 2002 and the nine months ended September 30, 2003, Peninsula had net premiums earned of $29.7 million and $24.4 million, respectively. Peninsula’s stockholders’ equity and its total assets as of September 30, 2003 were $21.8 million and $61.4 million, respectively. Both of Peninsula’s insurance subsidiaries have an A.M. Best rating of A (Excellent).

Distribution

      Our insurance products are marketed primarily in the Mid-Atlantic and Southeast regions through approximately 1,200 insurance agencies that are comprised of approximately 6,800 agents. The Donegal Insurance Group is licensed to do business in 15 states and, at September 30, 2003, operated in 14 states (Alabama, Arkansas, Connecticut, Delaware, Georgia, Louisiana, Maryland, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee and Virginia). We believe our relationships with our independent agents are valuable in identifying, obtaining and retaining profitable business. We maintain a stringent agency selection procedure that emphasizes appointing agencies with proven marketing strategies for the development of profitable business, and we only appoint agencies with a strong underwriting and growth track record. We also regularly evaluate our agencies based on their profitability and performance in relation to our objectives. We seek to be among the top three insurers within each of our agencies for the lines of business we write.

      The following table sets forth the percentage of our share of 2002 direct premiums written in each of the states where we conduct business:

Pennsylvania	58.8%
Virginia	16.4
Maryland	5.2
Georgia	5.1
Delaware	4.7
Ohio	3.7
North Carolina	1.6
New York	1.4
Other	3.1

Total	100.0%

      We believe we have developed a number of policies and procedures that enable us to attract, retain and motivate our agents. The consistency, competitiveness and stability of our product offerings assists us in competing effectively for agents with other insurers whose product offerings may fluctuate based upon industry conditions. We have developed a competitive contingent commission plan for agents, under which additional commissions are payable based upon the volume of premiums produced and the profitability of the business of the agency. We provide our agents ongoing support that enables them to better attract and retain customers, including Internet-based information systems, training programs, marketing support and field visitations by our marketing personnel and senior management. Finally, we encourage our independent agencies to focus on “account selling”, or serving all of a particular insured’s property and casualty insurance needs, which we believe generally results in more favorable loss experience than covering a single risk for an individual insured.

Products

      Our personal lines of business consist primarily of automobile and homeowners insurance. Our commercial lines of business consist primarily of commercial automobile, commercial multi-peril and workers’ compensation insurance. These types of insurance are described in greater detail below:

Personal

•	Private passenger automobile — policies that provide protection against liability for bodily injury and property damage arising from automobile accidents, and protection against loss from damage to automobiles owned by the insured.

•	Homeowners — policies that provide coverage for damage to residences and their contents from a broad range of perils, including, fire, lightning, windstorm and theft. These policies also cover liability of the insured arising from injury to other persons or their property while on the insured’s property and under other specified conditions.

Commercial

•	Commercial multi-peril — policies that provide protection to businesses against many perils, usually combining liability and physical damage coverages.

•	Workers’ compensation — policies purchased by employers to provide benefits to employees for injuries sustained during employment. The extent of coverage is established by the workers’ compensation laws of each state.

•	Commercial automobile — policies that provide protection against liability for bodily injury and property damage arising from automobile accidents, and protection against loss from damage to automobiles owned by the insured.

      The following table sets forth the net premiums written by line of insurance for our business for the periods indicated:

	Year Ended December 31,						Nine Months Ended September 30,

	2000		2001		2002		2002		2003

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(Dollars in thousands)
Net Premiums Written:
Personal lines:
Automobile	$65,528	40.9%	$74,396	42.0%	$84,643	43.5%	$64,183	43.1%	$65,709	42.0%
Homeowners	29,413	18.4	31,431	17.8	34,637	17.8	26,066	17.5	27,650	17.6
Other	5,576	3.5	5,796	3.3	6,497	3.4	5,158	3.5	5,282	3.4

Total personal lines	100,517	62.8	111,623	63.1	125,777	64.7	95,407	64.1	98,641	63.0

Commercial lines:
Automobile	15,112	9.4	16,527	9.3	17,451	9.0	13,536	9.1	14,294	9.1
Workers’ compensation	21,174	13.2	22,979	13.0	23,845	12.2	18,724	12.6	19,299	12.3
Commercial multi-peril	21,722	13.6	24,174	13.6	25,536	13.1	19,700	13.2	22,828	14.6
Other	1,597	1.0	1,725	1.0	1,895	1.0	1,431	1.0	1,471	1.0

Total commercial lines	59,605	37.2	65,405	36.9	68,727	35.3	53,391	35.9	57,892	37.0

Total business	$160,122	100.0%	$177,028	100.0%	$194,504	100.0%	$148,798	100.0%	$156,533	100.0%

Underwriting

      Our underwriting department, which is divided into personal lines underwriting and commercial lines underwriting, evaluates and selects those risks we believe will enable us to achieve an underwriting profit. Our underwriting department has significant interaction with our independent agents regarding our underwriting philosophy and underwriting guidelines and assists our research and development department in the development of quality products at competitive prices to promote growth and profitability.

      In order to achieve underwriting profitability on a consistent basis, we:

•	assess and select quality standard and preferred risks;

•	adhere to disciplined underwriting and reunderwriting guidelines;

•	inspect all commercial lines risks and a substantial number of personal lines risks; and

•	utilize various types of risk management and loss control services.

      We also review our existing policies and accounts to determine whether those risks continue to meet our underwriting guidelines. If a given policy or account no longer meets our underwriting guidelines, we will take appropriate action regarding those policies or accounts, including raising premium rates or non-renewing the policy to the extent permitted by applicable law.

      As part of our effort to maintain acceptable underwriting results, we conduct annual reviews of agencies that have failed to meet our underwriting profitability criteria. Our review process includes an analysis of the underwriting and reunderwriting practices of the agency, the completeness and accuracy of the applications submitted by the agency, the adequacy of the training of the agency’s staff and the agency’s record of adherence to our underwriting guidelines and service standards. Based on the results of this review process, our marketing and underwriting personnel develop, together with the agency, a plan to improve its underwriting profitability. We monitor the agency’s compliance with the plan, and take other measures as required in our judgment, including the termination of agencies that are unable to achieve acceptable underwriting profitability to the extent permitted by applicable law.

Claims

      The management of claims is a critical component of our philosophy of underwriting profitability and is fundamental to our successful operations and our dedication to excellent service.

      Our claims department rigorously manages claims to assure that legitimate claims are settled quickly and fairly and that questionable claims are identified for defense. In the majority of cases, claims are adjusted by our own personnel, who we believe are experienced in our industry and who know our service philosophy. We provide various means of claims reporting on a 24-hour, seven day a week basis, including toll-free numbers and Internet reporting through our website. We strive to respond to notifications of claims promptly, generally within the day reported. We believe that by responding promptly to claims, we provide quality customer service and minimize the ultimate cost of the claims. We engage independent adjusters as needed to handle claims in areas in which the volume of claims is not sufficient to justify our hiring of internal claims adjusters. We also employ private investigators, structural experts and various outside legal counsel to supplement our in-house staff and assist us in the investigation of claims. We have a special investigative unit, commonly known as SIU, staffed by former law enforcement officers that attempts to identify and prevent fraud and abuse and to control questionable claims.

      Our claims department management develops and implements policies and procedures for the establishment of adequate claim reserves. The management and staff of our claims department resolve policy coverage issues, manage and process reinsurance recoveries and handle salvage and subrogation matters. Our litigation and personal injury sections manage all claims litigation, and all branch office claims above $35,000 require home office review and settlement authorization. Claims adjusters are given reserving and settlement authority based upon their experience and demonstrated abilities. Larger or more complicated claims require consultation and approval of top department management.

      Our field office staff is supported by home office technical, litigation, material damage, subrogation and medical audit personnel who provide specialized claims support.

Liabilities for Losses and Loss Expenses

      Liabilities for losses and loss expenses are estimates at a given point in time of what an insurer expects to pay to claimants, based on facts and circumstances then known, and it can be expected that the insurer’s ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our estimates of liabilities for losses and loss expenses are based on estimates of future trends and claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, we may learn additional facts regarding individual claims, and consequently it often becomes necessary to refine and adjust our estimates of our liability. We reflect any adjustments to our liabilities for losses and loss expenses in our operating results in the period in which the changes in estimates are made.

      We maintain liabilities for the eventual payment of losses and loss expenses with respect to both reported and unreported claims. Liabilities for loss expenses are intended to cover the ultimate costs of settling all losses, including investigation and litigation costs from such losses. We base the amount of liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. We determine the amount of our liability for unreported claims and loss expenses on the basis of historical information by line of insurance. We account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. We closely monitor our liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our liabilities for losses are not discounted.

      The establishment of appropriate liabilities is an inherently uncertain process, and there can be no assurance that the ultimate liability will not exceed our loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. As is the case for substantially all property and casualty insurance companies, we have found it necessary in the past to revise our estimated future liabilities for losses and loss expenses, and further adjustments could be required in the future. On the basis of our internal procedures, which analyze, among other things, our experience with similar cases and historical trends such as reserving patterns, loss payments, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes, we believe that adequate provision has been made for our liability for losses and loss expenses.

      Differences between liabilities reported in our financial statements prepared on the basis of GAAP and our insurance subsidiaries’ financial statements prepared on a SAP basis result from reducing statutory liabilities for anticipated salvage and subrogation recoveries. These differences amounted to $8.0 million, $8.2 million and $7.3 million at December 31, 2000, 2001 and 2002, respectively.

      The following table sets forth a reconciliation of our beginning and ending net liability for unpaid losses and loss expenses for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Gross liability for unpaid losses and loss expenses at beginning of year	$144,180	$156,476	$179,840
Less reinsurance recoverable	44,946	53,767	65,296

Net liability for unpaid losses and loss expenses at beginning of year	99,234	102,709	114,544
Provision for net losses and loss expenses for claims incurred in the current year	103,671	110,143	122,434
Change in provision for estimated net losses and loss expenses for claims incurred in prior years	712	8,035	6,834

Total incurred	104,383	118,178	129,268
Net losses and loss payments for claims incurred during:
The current year	61,848	63,290	67,656
Prior years	39,060	43,053	46,869

Total paid	100,908	106,343	114,525
Net liability for unpaid losses and loss expenses at end of year	102,709	114,544	129,287
Plus reinsurance recoverable	53,767	65,296	81,405

Gross liability for unpaid losses and loss expenses at end of year	$156,476	$179,840	$210,692

      We recognized an increase in the liability of losses and loss expenses for prior years of $712,000, $8.0 million and $6.8 million in 2000, 2001 and 2002, respectively. These developments are primarily attributable to variations from expected claim severity in the private passenger and commercial automobile liability, workers’ compensation and commercial multiple peril lines of business.

      The following table sets forth the development of our liability for net unpaid losses and loss expenses from 1992 to 2002, with supplemental loss data for 2001 and 2002. Loss data in the table includes business we are allocated from the Mutual Company as part of the pooling agreement.

      “Net liability at end of year for unpaid losses and loss expenses” sets forth the estimated liability for net unpaid losses and loss expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of net losses and loss expenses for claims arising in the current and all prior years that are unpaid at the balance sheet date, including losses incurred but not reported.

      The “Net liability reestimated as of” portion of the table shows the reestimated amount of the previously recorded liability based on experience for each succeeding year. The estimate is increased or decreased as payments are made and more information becomes known about the severity of the remaining unpaid claims. For example, the 1993 liability has developed a redundancy after nine years, in that reestimated net losses and loss expenses are expected to be $12.7 million less than the estimated liability initially established in 1993 of $52.8 million.

      The “Cumulative excess” shows the cumulative excess at December 31, 2002 of the liability estimate shown on the top line of the corresponding column. An excess in liability means that the liability established in prior years exceeded actual net losses and loss expenses or were reevaluated at less than the original amount. A deficiency in liability would mean that the liability established in prior years was less than actual net losses and loss expenses or were reevaluated at more than the original amount.

      The “Cumulative amount of liability paid through” portion of the table shows the cumulative net losses and loss expense payments made in succeeding years for net losses incurred prior to the balance sheet date. For example, the 1993 column indicates that as of December 31, 2002 payments equal to $39.9 million of the currently reestimated ultimate liability for net losses and loss expenses of $40.1 million had been made.

      During the past several years, we have experienced a period during which redundancies in our loss and loss expense reserves have declined. During 2001 and 2002, we have experienced deficiencies in reserves for certain prior years. These deficiencies were primarily related to the workers’ compensation and commercial automobile lines of business.

	Year Ended December 31,

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

	(In thousands)
Net liability at end of year for unpaid losses and loss expenses	$44,339	$52,790	$63,317	$75,372	$78,889	$80,256	$96,015	$99,234	$102,709	$114,544	$129,287
Net liability reestimated as of:
One year later	45,408	50,583	60,227	72,380	77,400	77,459	95,556	100,076	110,744	121,378
Two years later	42,752	48,132	56,656	70,451	73,438	76,613	95,315	103,943	112,140
Three years later	40,693	44,956	54,571	66,936	71,816	74,851	94,830	104,073
Four years later	38,375	42,157	51,825	64,356	69,378	73,456	94,354
Five years later	37,096	41,050	50,493	63,095	69,485	73,103
Six years later	36,682	40,572	49,593	62,323	69,949
Seven years later	36,730	39,991	49,504	62,534
Eight years later	36,437	40,113	49,758
Nine years later	36,515	40,131
Ten years later	36,586
Cumulative (excess) deficiency	$(7,753)	$(12,659)	$(13,559)	$(12,838)	$(8,940)	$(7,153)	$(1,661)	$4,839	$9,431	$6,834

Cumulative amount of liability paid through:
One year later	$16,579	$16,126	$19,401	$24,485	$27,229	$27,803	$37,427	$39,060	$43,053	$46,869
Two years later	24,546	25,393	30,354	37,981	41,532	46,954	57,347	60,622	67,689
Three years later	29,385	32,079	38,684	47,027	53,555	58,883	69,973	76,811
Four years later	32,925	36,726	43,655	53,276	59,995	65,898	78,757
Five years later	34,757	39,122	46,331	56,869	63,048	70,642
Six years later	35,739	40,440	47,802	58,286	65,595
Seven years later	36,518	40,903	48,520	59,160
Eight years later	36,809	41,152	48,925
Nine years later	37,000	39,877
Ten years later	37,174

	Year Ended December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002

	(In thousands)
Gross liability at end of year	$88,484	$108,118	$113,346	$115,801	$136,727	$144,180	$156,476	$179,840	$210,692
Reinsurance recoverable	25,167	32,746	34,457	35,545	40,712	44,946	53,767	65,296	81,405
Net liability at end of year	63,317	75,372	78,889	80,256	96,015	99,234	102,709	114,544	129,287
Gross reestimated liability — latest	66,058	84,341	102,370	105,667	129,795	158,315	173,051	194,303
Reestimated recoverable — latest	16,300	21,807	32,421	32,564	35,441	54,242	60,911	72,925
Net reestimated liability — latest	49,758	62,534	69,949	73,103	94,354	104,073	112,140	121,378
Gross cumulative deficiency (excess)	(22,426)	(23,777)	(10,976)	(10,134)	(6,932)	14,135	16,575	14,463

Technology

      The Mutual Company owns our technology systems, and we use them pursuant to an intercompany agreement. Our technology systems consist of an integrated central processing computer, a series of server-based computer networks and various communications systems that allow our home office and branch offices to utilize the same systems for the processing of business. The Mutual Company maintains backup facilities and systems through a contract with a leading provider of computer disaster recovery sites, and these backup facilities and systems are tested on a regular basis. Atlantic States and Southern bear their proportionate share of information services expenses based on their percentages of the total net written premiums of the Donegal Insurance Group.

      Our business strategy depends on the use, development and implementation of integrated technology systems. These systems enable us to provide a high level of service to our agents and policyholders by processing our business in a timely and efficient manner, communicating and sharing data with our agents, providing a variety of methods for the payment of premiums and allowing for the accumulation and analysis of information for our management.

      We believe the implementation of our various technology systems has resulted in improved service to our agents and customers and increased efficiencies in the processing of our business, resulting in lower operating costs. Two of the key components of our integrated system are our agency interface system and our imaging system. Our agency interface system provides us with a high level of data sharing both to, and from, our agents’ systems and also provides them with an integrated means of processing new business. Our imaging system reduces our need to handle paper files, while providing greater access to the same information by a variety of personnel.

Third Party Reinsurance

      We and the Mutual Company use several different reinsurers, all of which, consistent with our requirements, have an A.M. Best rating of A- (Excellent) or better or, with respect to foreign reinsurers, have a financial condition that, in the opinion of our management, is equivalent to a company with at least an A-rating.

      The external reinsurance we and the Mutual Company purchase includes:

•	“excess of loss reinsurance,” under which our losses are automatically reinsured, through a series of contracts, over a set retention ($300,000 for 2003), and

•	“catastrophic reinsurance,” under which we recover, through a series of contracts, between 95% and 100% of an accumulation of many losses resulting from a single event, including natural disasters ($3.0 million retention for 2003).

      The amount of coverage provided under each of these types of reinsurance depends upon the amount, nature, size and location of the risk being reinsured.

      Our principal third party reinsurance agreement in 2003 is a multi-line per risk excess of loss treaty with GMAC Re Corporation, Dorinco Reinsurance Company and Erie Insurance Group that provides coverage up to $1.0 million for both property and liability losses.

      For property insurance, we also have excess of loss treaties that provide for additional coverage over the multi-line treaty up to $2.5 million per occurrence. For liability insurance, we have excess of loss treaties that provide for additional coverage over the multi-line treaty up to $40.0 million per occurrence. For workers’ compensation insurance, we have excess of loss treaties that provide for additional coverage over the multi-line treaty up to $5.0 million on any one life.

      We have property catastrophe coverage through a series of layered treaties up to aggregate losses of $80.0 million for the Donegal Insurance Group for any single event. This coverage is provided through as many as twenty reinsurers on any one treaty with no reinsurer taking more than 20.0% of any one contract.

      On both property and casualty insurance, we and the Mutual Company purchase facultative reinsurance to cover exposures from losses that exceed the limits provided by our respective treaty reinsurance.

Competition

      The property and casualty insurance industry is highly competitive on the basis of both price and service. There are numerous companies competing for business in the geographic areas where we operate, many of which are substantially larger and have greater financial resources than we do, and no single company dominates. In addition, because our insurance products and those of the Mutual Company are marketed exclusively through independent insurance agencies, most of which represent more than one company, we face competition within agencies as well as competition to retain qualified independent agencies.

Investments

      Our return on invested assets is an important element of our financial results, and our investment strategy is to generate sufficient after-tax income on invested assets while minimizing credit risk through investments in high-quality securities. As a result, we seek to invest a high percentage of our funds in a diversified, highly rated and readily marketable group of fixed-maturity instruments. Our fixed-maturity portfolio consists of both taxable and tax-exempt securities. We maintain a sufficient portion of our portfolio in short-term securities, such as investments in commercial paper, to provide liquidity for the payment of claims and operation of our business and maintain a small percentage of our portfolio in equity securities that are primarily dividend-paying preferred stocks.

      At December 31, 2002, all of our debt securities were rated investment grade with the exception of one unrated obligation of $252,500, and the investment portfolio did not contain any mortgage loans or any non-performing assets.

      The following table shows the composition of our debt securities investment portfolio (at carrying value), excluding short-term investments, by rating as of December 31, 2002:

	December 31, 2002

	Amount	Percent
Rating(1)

	(Dollars in thousands)
U.S. Treasury and U.S. agency securities(2)	$99,183	35.24%
Aaa or AAA	90,469	32.15
Aa or AA	51,870	18.43
A	19,979	7.10
BBB	19,679	6.99
Not rated(3)	253	.09

Total	$281,433	100.00%

(1)	Ratings assigned by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation.

(2)	Includes mortgage-backed securities of $28,254,582.

(3)	Represents one unrated obligation of The Lancaster County Hospital Authority Mennonite Home Project that our management believes to be equivalent to investment grade securities with respect to repayment risk.

      We invest in both taxable and tax-exempt securities as part of our strategy to maximize after-tax income. Our strategy considers, among other factors, the alternative minimum tax. Tax-exempt securities made up approximately 33.0%, 30.9% and 41.0% of our debt securities investment portfolio at December 31, 2000, 2001 and 2002, respectively.

      The following table shows the classification of our investments (at carrying value) at December 31, 2000, 2001 and 2002:

	December 31,

	2000		2001		2002

		Percent		Percent		Percent
		of		of		of
	Amount	Total	Amount	Total	Amount	Total

	(Dollars in thousands)
Fixed maturities(1):
Held to maturity:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$38,779	13.4%	$23,809	7.9%	$12,641	3.8%
Canadian government obligation	499	0.2	499	0.2	499	0.2
Obligations of states and political subdivisions	66,831	23.1	24,982	8.3	33,892	10.2
Corporate securities	21,621	7.5	27,423	9.1	29,552	8.9
Mortgage-backed securities	15,452	5.3	8,610	2.9	10,118	3.0

Total held to maturity	143,182	49.5	85,323	28.4	86,702	26.1

Available for sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	67,901	23.5	68,975	23.0	58,287	17.5
Obligations of states and political subdivisions	18,256	6.3	55,147	18.3	81,446	24.5
Corporate securities	22,908	7.9	34,807	11.6	36,863	11.1
Mortgage-backed securities	5,546	1.9	14,790	4.9	18,136	5.5

Total available for sale	114,611	39.6	173,719	57.8	194,732	58.6

Total fixed maturities	257,793	89.1	259,042	86.2	281,434	84.7
Equity securities(2)	12,112	4.2	17,517	5.8	21,836	6.6
Short-term investments(3)	19,440	6.7	24,074	8.0	29,029	8.7

Total investments	$289,345	100.0%	$300,633	100.0%	$332,299	100.0%

(1)	We account for our investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting For Certain Investments in Debt and Equity Securities.” See Notes 1 and 3 to the Consolidated Financial Statements incorporated by reference herein. Fixed maturities classified as held to maturity are valued at amortized cost; those fixed maturities classified as available for sale are valued at fair value. Total fair value of fixed maturities classified as held to maturity was $144.7 million at December 31, 2000, $86.9 million at December 31, 2001 and $89.8 million at December 31, 2002. The amortized cost of fixed maturities classified as available for sale was $114.5 million at December 31, 2000, $170.3 million at December 31, 2001 and $187.5 million at December 31, 2002.

(2)	Equity securities are valued at fair value. Total cost of equity securities was $12.5 million at December 31, 2000, $16.6 million at December 31, 2001 and $21.6 million at December 31, 2002.

(3)	Short-term investments are valued at cost, which approximates market.

      The following table sets forth the maturities (at carrying value) in our fixed maturity and short-term investment portfolio at December 31, 2000, December 31, 2001 and December 31, 2002:

	December 31,

	2000		2001		2002

		Percent		Percent		Percent
		of		of		of
	Amount	Total	Amount	Total	Amount	Total

	(Dollars in thousands)
Due in(1):
One year or less	$37,731	13.6%	$37,120	13.1%	$47,034	15.1%
Over one year through three years	35,426	12.8	44,845	15.8	47,367	15.3
Over three years through five years	41,995	15.1	69,585	24.6	66,655	21.5
Over five years through ten years	112,396	40.6	96,642	34.1	64,271	20.7
Over ten years through fifteen years	22,243	8.0	7,573	2.7	52,517	16.9
Over fifteen years	6,444	2.3	3,951	1.4	4,365	1.4
Mortgage-backed securities	20,998	7.6	23,400	8.3	28,254	9.1

	$277,233	100.0%	$283,116	100.0%	$310,463	100.0%

(1)	Based on stated maturity dates with no prepayment assumptions. Actual maturities will differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      As shown above, we held investments in mortgage-backed securities having a carrying value of $28.3 million at December 31, 2002. Included in these investments are collateralized mortgage obligations, or CMOs, with a carrying value of $4.7 million at December 31, 2002. We have attempted to reduce the prepayment risks associated with mortgage-backed securities by investing approximately 100%, as of December 31, 2002, of our holdings of CMOs in planned amortization and very accurately defined tranches. Such investments are designed to alleviate the risk of prepayment by providing predictable principal prepayment schedules within a designated range of prepayments. If principal is repaid earlier than originally anticipated, investment yields may decrease due to reinvestment of the proceeds at current interest rates (which may be lower) and capital gains or losses may be realized since the book value of securities purchased at premiums or discounts may be different from the prepayment amount.

      Our investment results for the years ended December 31, 2000, 2001 and 2002 are shown in the following table:

	Year Ended December 31,

	2000	2001	2002

	(Dollars in thousands)
Invested assets(1)	$278,678	$294,989	$316,466
Investment income(2)	16,395	15,886	14,581
Average yield	5.9%	5.3%	4.6%

(1)	Average of the aggregate invested amounts at the beginning and end of the period.

(2)	Investment income is net of investment expenses and does not include realized investment gains or losses or provision for income taxes.

A.M. Best Rating

      Currently, the A.M. Best rating of Atlantic States, Southern and the Mutual Company, is A (Excellent), based upon their respective current financial condition and historical statutory results of operations and retrocessional agreements. We believe that our A.M. Best rating is an important factor in marketing our products to our agents and customers. A.M. Best’s ratings are industry ratings based on a comparative analysis of the financial condition and operating performance of insurance companies as determined by their publicly available reports. A.M. Best’s classifications are A++ and A+ (Superior), A and A- (Excellent), B++ and B+ (Very Good), B and B- (Good), C++ and C+ (Fair), C and C- (Marginal), D (Below Minimum Standards) and E and F (Liquidation). A.M. Best’s ratings are based upon factors relevant to policyholders and are not directed toward the protection of investors. According to A.M. Best, an “Excellent” rating is assigned to those companies that, in A.M. Best’s opinion, have achieved excellent overall performance when compared to the norms of the property and casualty insurance industry and have generally demonstrated a strong ability to meet policyholder and other contractual obligations.

Regulation

      Insurance companies are subject to supervision and regulation in the states in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company’s business and financial condition. The primary purpose of such supervision and regulation is the protection of policyholders. The extent of such regulation varies, but generally derives from state statutes that delegate regulatory, supervisory and administrative authority to state insurance departments. Accordingly, the authority of the state insurance departments includes the establishment of standards of solvency that must be met and maintained by insurers, the licensing to do business of insurers and agents, the nature of and limitations on investments, premium rates for property and casualty insurance, the provisions that insurers must make for current losses and future liabilities, the deposit of securities for the benefit of policyholders, the approval of policy forms, notice requirements for the cancellation of policies and the approval of certain changes in control. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

      In addition to state-imposed insurance laws and regulations, the NAIC has established a risk-based capital system for assessing the adequacy of statutory capital and surplus, which augments the states’ current fixed dollar minimum capital requirements for insurance companies. At December 31, 2002, our insurance subsidiaries and the Mutual Company each exceeded the minimum levels of statutory capital required by risk-based capital rules. There can be no assurance that the statutory capital requirements applicable to our insurance subsidiaries will not increase in the future.

      Generally, every state has guaranty fund laws under which insurers licensed to do business in such states can be assessed on the basis of premiums written by the insurer in that state in order to fund policyholder liabilities of insolvent insurance companies. Under these laws in general, an insurer is subject to assessment, depending upon its market share of a given line of business, to assist in the payment of policyholder claims against insolvent insurers. Atlantic States, Southern and the Mutual Company have made accruals for their portion of assessments related to such insolvencies based upon the most current information furnished by the guaranty associations. During 2000, 2001 and 2002, we incurred assessments totaling $813,000, $1.3 million and $486,000, respectively, from the Pennsylvania Insurance Guaranty Association primarily relating to the insolvencies of three medical malpractice insurers and Reliance Insurance Company.

      Most states have enacted legislation that regulates insurance holding company systems. Each insurance company in the holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments may examine our insurance subsidiaries or the Mutual Company at any time, require disclosure of material transactions by the holding company and require prior notice or prior approval of certain transactions, such as “extraordinary dividends” from the insurance subsidiaries to the holding company.

      The Pennsylvania Insurance Holding Companies Act requires that all transactions within a holding company system to which an insurer is a party must be fair and reasonable and any charges or fees for services performed must be reasonable. Any management agreement, service agreement, cost sharing arrangement and reinsurance agreements must be filed with the Pennsylvania Insurance Department and are subject to Department review. The pooling agreement and other intercompany reinsurance agreements were accordingly filed with the Pennsylvania Insurance Department. The Pennsylvania Insurance Department has never provided any notification of disapproval to any member of the Mutual Company or us.

      Approval of the applicable insurance commissioner is also required prior to consummation of transactions affecting the control of an insurer. In some states, including Pennsylvania, the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company is presumed to be a change in control. Pursuant to an order issued in April 2003, the Pennsylvania Insurance Department has approved the Mutual Company’s ownership of up to 75% of our outstanding Class A common stock and up to 100% of our outstanding Class B common stock. These laws also require notice to the applicable insurance commissioner of certain material transactions between an insurer and any person in its holding company system and, in some states, certain of such transactions cannot be consummated without the prior approval of the applicable insurance commissioner.

      We are required to participate in involuntary insurance programs for automobile insurance, as well as other property and casualty insurance lines, in states in which we operate. These programs include joint underwriting associations, assigned risk plans, fair access to insurance requirements (FAIR) plans, reinsurance facilities and windstorm plans. Legislation establishing these programs requires all companies that write lines covered by these programs to provide coverage, either directly or through reinsurance, for insureds who cannot obtain insurance in the voluntary market. The legislation creating these programs usually allocates a pro rata portion of risks attributable to such insureds to each company on the basis of direct premiums written or the number of automobiles insured. Generally, state law requires participation in such programs as a condition to doing business. The loss ratio on insurance written under involuntary programs has traditionally been greater than the loss ratio on insurance in the voluntary market.

      Our insurance subsidiaries are restricted by the insurance laws of their respective states of domicile as to the amount of dividends or other distributions they may pay to us without the prior approval of the respective state regulatory authorities. Generally, the maximum amount that may be paid by an insurance subsidiary during any year after notice to, but without prior approval of, the insurance commissioners of these states is limited to a stated percentage of that subsidiary’s statutory capital and surplus as of the end of the preceding year, or the net income excluding realized capital gains of the subsidiary for the preceding year. As of September 30, 2003, the amount of dividends our insurance subsidiaries could pay us during the remainder of 2003 without the prior approval of the various insurance commissioners was $3.2 million, in the case of Atlantic States, and $1.5 million, in the case of Southern.

The Mutual Company

      The Mutual Company was organized in 1889. At December 31, 2002, the Mutual Company had admitted assets of $192.1 million and policyholders’ surplus of $75.6 million. At December 31, 2002, the Mutual Company had no debt and, of its total liabilities of $116.5 million, reserves for net losses and loss expenses accounted for $59.1 million and unearned premiums accounted for $29.7 million. Of the Mutual Company’s investment portfolio of $115.5 million at December 31, 2002, investment-grade bonds accounted for $20.9 million and mortgages accounted for $6.3 million. At December 31, 2002, the Mutual Company owned 4,031,912 shares, or approximately 65.0%, of our Class A common stock, which were carried on the Mutual Company’s books at $46.4 million, and 1,852,088 shares, or approximately 62.0%, of our Class B common stock, which were carried on the Mutual Company’s books at $21.3 million. The foregoing financial information is presented on the statutory basis of accounting required by the NAIC Accounting Practices and Procedures Manual. The Mutual Company does not, nor is it required to, prepare financial statements in accordance with GAAP.

      We and Atlantic States share headquarters with the Mutual Company in a building owned by the Mutual Company. The Mutual Company charges us for an appropriate portion of the building expenses under an inter-company allocation agreement that is consistent with the terms of the pooling agreement. The headquarters of the Mutual Company has approximately 172,600 square feet of office space. Southern owns a facility of approximately 10,000 square feet in Glen Allen, Virginia.

Donegal Financial Services Corporation

      We own 47.5% of Donegal Financial Services Corporation, which we also call DFSC and is a registered savings and loan holding company that operates solely through its wholly owned subsidiary, Province Bank. The Mutual Company owns the remaining 52.5% of DFSC. As savings and loan holding companies, both we and the Mutual Company are subject to regulation by the Office of Thrift Supervision, or OTS, under the holding company provisions of the federal Home Owners’ Loan Act, or HOLA. As a federally chartered and insured stock savings association, Province Bank is subject to regulation and supervision by the OTS, which is the primary federal regulator of savings associations, and the Federal Deposit Insurance Corporation, in its role as federal deposit insurer. The primary purpose of the statutory and regulatory scheme is to protect depositors, the financial institutions and the financial system as a whole rather than the stockholders of financial institutions or their holding companies.

      Transactions between a savings association and its “affiliates” are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act. Affiliates of a savings association include, among other entities, the savings association’s holding company and non-banking companies that are under common control with the savings association. These affiliate restrictions apply to transactions between DFSC and Province Bank, on the one hand, and us and our insurance subsidiaries, on the other hand. These restrictions also apply to transactions among DFSC, Province Bank and the Mutual Company.

      The ability of DFSC to make dividend payments to us will depend in part upon the receipt of funds from Province Bank. The OTS capital regulations contain “prompt corrective action” provisions that require certain mandatory remedial actions and authorize certain other discretionary actions to be taken by the OTS against a savings association that falls within specified categories of capital deficiency. In general, the prompt corrective action regulations prohibit an OTS-regulated institution from declaring any dividends, making any other capital distribution or paying a management fee to a controlling person, such as its parent holding company, if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. Outside of the “prompt corrective action” provisions, the OTS may block a dividend by Province Bank if the OTS believes it would be harmful to Province Bank.

MANAGEMENT

Directors

      Our board of directors currently consists of six members, and we are seeking additional directors. Each director is elected for a three-year term and until his successor has been elected. Certain information as to our directors is as follows:

			Year Term
Name	Age	Director Since	Will Expire

Robert S. Bolinger	67	1986	2005
Patricia A. Gilmartin	63	1986	2005
Philip A. Glatfelter, II	73	1986	2005
John J. Lyons	63	2001	2004
Donald H. Nikolaus	61	1986	2006
R. Richard Sherbahn	74	1986	2004

      Mr. Bolinger retired in 2001 as Chairman and Chief Executive Officer of Susquehanna Bancshares, Inc., a position held since 1982.

      Mrs. Gilmartin has been an employee since 1969 of Donegal Insurance Agency, which has no affiliation with us, except that Donegal Insurance Agency receives insurance commissions in the ordinary course of business from our insurance subsidiaries in accordance with such subsidiaries’ standard commission schedules and agency contracts. Mrs. Gilmartin has been a director of the Mutual Company since 1979.

      Mr. Glatfelter retired in 1989 as a Vice President of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a director of the Mutual Company since 1981, was Vice Chairman of the Mutual Company from 1991 to 2001 and has been Chairman of the Board of the Company and the Mutual Company since 2001.

      Mr. Lyons has been President and Chief Operating Officer of Keefe Managers, Inc., a manager of private investment funds, since February 1999. In his capacity as a professional bank consultant, Mr. Lyons served (a) from September 1997 to February 1999 as President and Chief Executive Officer of Gateway American Bank of Florida, Fort Lauderdale, Florida, (b) from August 1996 to April 1997, as President and Chief Executive Officer of Regent National Bank, Philadelphia, Pennsylvania, (c) from April 1995 to August 1996, as President and Chief Executive Officer and a director of Monarch Savings Bank, FSB, Clark, New Jersey and (d) from December 1993 until April 1995, as President and Chief Executive Officer of Jupiter Tequesta National Bank, Tequesta, Florida. Mr. Lyons was Vice Chairman of Advest, Inc. during 1993 and from 1989 through 1993 was a member of its Board of Directors. He is a director of The BISYS Group, Inc. with a term that will expire in November 2003.

      Mr. Nikolaus has been President and Chief Executive Officer of the Mutual Company since 1981 and a director of the Mutual Company since 1972. He has been President and Chief Executive Officer of the Company since 1986. Mr. Nikolaus has been a partner in the law firm of Nikolaus & Hohenadel since 1972.

      Mr. Sherbahn has owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, since 1974. Mr. Sherbahn has been a director of the Mutual Company since 1967.

      While we have business relationships with firms affiliated with certain members of our board of directors, our board of directors has determined that the membership of our audit committee satisfies applicable independence requirements. We are seeking additional independent directors, and have identified one who will join our board of directors in January 2004 in order to facilitate our continuing compliance with the Nasdaq listing requirements and with the current and future requirements of the Sarbanes-Oxley Act of 2002.

Executive Officers

      The following table sets forth certain information regarding the executive officers of the companies that comprise the Donegal Insurance Group, each of whom has served with us for more than 15 years.

Name	Age	Position

Donald H. Nikolaus	61	President and Chief Executive Officer of the Mutual Company since 1981; President and Chief Executive Officer of the Company since 1986.
Ralph G. Spontak	51	Senior Vice President of the Mutual Company and the Company since 1991; Chief Financial Officer of the Mutual Company since 1983 and of the Company since 1986 and Secretary of the Mutual Company and the Company since 1988.
Robert G. Shenk	50	Senior Vice President, Claims, of the Mutual Company since 1997; Vice President, Claims, of the Mutual Company from 1992 to 1997 and Manager, Casualty Claims, of the Mutual Company from 1985 to 1992.
Cyril J. Greenya	59	Senior Vice President, Underwriting, of the Mutual Company since 1997, Vice President, Commercial Underwriting, of the Mutual Company from 1992 to 1997 and Manager, Commercial Underwriting of the Mutual Company from 1983 to 1992.
Daniel J. Wagner	43	Treasurer of the Mutual Company and the Company since 1993; Controller of the Mutual Company and the Company from 1988 to 1993.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Donald H. Nikolaus, President, Chief Executive Officer and a director of the Company and the Mutual Company, is also a partner in the law firm of Nikolaus & Hohenadel. Such firm has served as general counsel to the Mutual Company since 1970 and to us since 1986, principally in connection with the defense of claims litigation arising in Lancaster, Dauphin and York counties. Such firm is paid its customary fees for such services. Those fees were $393,582 in 2002 and $285,986 for the nine months ended September 30, 2003.

      Patricia A. Gilmartin, a director of the Company and the Mutual Company, is an employee of Donegal Insurance Agency, which has no affiliation with us except that Donegal Insurance Agency receives insurance commissions in the ordinary course of business from our insurance subsidiaries and affiliates in accordance with such subsidiaries’ and affiliates’ standard commission schedules and agency contracts.

      Frederick W. Dreher, a director of the Mutual Company and one of the Mutual Company’s representatives on the coordinating committee, is a partner in the law firm of Duane Morris LLP, which represents the Company and the Mutual Company in certain legal matters. Such firm is paid its customary fees for such services. Those fees were $592,316 in 2002 and $401,251 for the nine months ended September 30, 2003.

      John J. Lyons, a director of the Company, is also a director of The BISYS Group, Inc. (“BISYS”). Province Bank, a subsidiary of the Company and the Mutual Company, purchases consulting and software services from BISYS and pays BISYS its customary fees for such services. Those fees were $122,205 in 2002 and $112,909 for the nine months ended September 30, 2003.

      Most of our directors and officers are affiliated with the Mutual Company, our controlling stockholder with whom we have a variety of inter-company agreements providing for, among other things, pooling of underwriting results, reinsurance and expense sharing between us and the Mutual Company. See “Business — Our Organizational Structure.”

PRINCIPAL STOCKHOLDERS

      The following table sets forth as of October 1, 2003, the amount and percentage of our outstanding Class A common stock and Class B common stock beneficially owned by (i) each person who is known by us to own beneficially more than 5% of our Class A common stock or Class B common stock, (ii) each of our directors, (iii) each of our five highest paid executive officers in 2002 and (iv) all of our officers and directors as a group, as well as the percentage of total votes entitled to be cast by reason of that relationship.

	At October 1, 2003

			Percent of			Percent of
	Shares of Class A		Outstanding	Shares of Class B		Outstanding
	Common Stock		Class A	Common Stock		Class B
Name of Individual	Beneficially		Common	Beneficially		Common	Percent of
or Identity of Group	Owned(1)		Stock(2)	Owned(1)		Stock(2)	Total Votes

5% or Greater Holders:
Donegal Mutual Insurance Company
1195 River Road
Marietta, PA 17547	4,125,542		65.3%	1,852,088		61.5%	62.2%
Directors:
Robert S. Bolinger	3,649	(11)	—	816		—	—
Patricia A. Gilmartin	4,025	(11)	—	1,004		—	0.1
Philip H. Glatfelter, II	5,722	(11)	0.1	1,843		0.1	0.1
John J. Lyons	14,675	(4)	0.2	500		—	0.1
Donald H. Nikolaus	319,524	(3)	4.9	103,734	(3)	3.4	3.7
R. Richard Sherbahn	2,793	(11)	—	381		—	—
Executive Officers(5):
Cyril J. Greenya	28,371	(8)	0.4	5,795	(8)	0.2	0.2
Robert G. Shenk	51,421	(7)	0.8	11,429	(7)	0.4	0.3
Ralph G. Spontak	99,808	(6)	1.6	17,982	(6)	0.6	0.8
Daniel J. Wagner	18,687	(9)	0.3	6,760	(9)	0.2	0.2
All directors and executive officers as a group (10 persons)	548,675	(10)	8.2	150,244	(10)	4.9	5.5

(1)	Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person’s spouse, or individually by his or her spouse.

(2)	Less than 1% unless otherwise indicated.

(3)	Includes 183,334 shares of Class A common stock and 33,333 shares of Class B common stock that Mr. Nikolaus has the option to purchase under stock options granted by us that are currently exercisable.

(4)	Includes 5,000 shares of Class A common stock Mr. Lyons has the option to purchase under stock options granted by us that are currently exercisable.

(5)	Excludes executive officers listed under “Directors.”

(6)	Includes 68,334 shares of Class A common stock and 13,333 shares of Class B common stock that Mr. Spontak has the option to purchase under stock options granted by us that are currently exercisable.

(7)	Includes 43,334 shares of Class A common stock and 8,333 shares of Class B common stock that Mr. Shenk has the option to purchase under stock options granted by us that are currently exercisable.

(8)	Includes 27,334 shares of Class A common stock and 5,333 shares of Class B common stock that Mr. Greenya has the option to purchase under stock options granted by us that are currently exercisable.

(9)	Includes 18,333 shares of Class A common stock and 3,333 shares of Class B common stock that Mr. Wagner has the option to purchase under stock options granted by us that are currently exercisable.

(10)	Includes 352,337 shares of Class A common stock and 63,665 shares of Class B common stock purchasable upon the exercise of options granted under stock options granted by us that are currently exercisable.

(11)	Includes 1,667 shares of Class A common stock the director has the option to purchase under stock options granted by us that are currently exercisable.

DESCRIPTION OF CAPITAL STOCK

      As of October 1, 2003, our authorized capital stock consisted of 2,000,000 shares of series preferred stock, par value $1.00 per share, none of which is outstanding, 30,000,000 shares of Class A common stock, par value $0.01 per share, of which 6,321,818 shares are currently outstanding and 10,000,000 shares of Class B common stock, of which 3,011,049 shares are currently outstanding.

Comparative Description of Class A Common Stock and Class B Common Stock

      The following table compares the relative rights of our Class A common stock and our Class B common stock.

Right	Class A Common Stock	Class B Common Stock

• Voting power	One-tenth of a vote per share on all matters submitted to a vote of stockholders. Votes as a single class with the Class B common stock unless otherwise required by the DGCL.	One vote per share on all matters submitted to a vote of stockholders. Votes as a single class with the Class A common stock unless otherwise required by the DGCL.
• Election of directors	No cumulative voting. Votes as a single class with the Class B common stock.	No cumulative voting. Votes as a single class with the Class A common stock.
• Amendments to governing instruments	Votes as a single class with the Class B common stock.	Votes as a single class with the Class A common stock.
• Cash dividends and other cash distributions	Participates in such dividends as are declared. Dividends on Class A common stock must be at least 110% of the rate of dividends paid on Class B common stock.	Participates in such dividends as are declared. Dividends on Class A common stock must be at least 110% of the rate of dividends paid on Class B common stock.
• Stock dividends	Payable only in shares of Class A common stock.	Payable in shares of Class A common stock or Class B common stock.
• Merger, etc. consideration	Receives the same per share consideration as Class B common stock.	Receives the same per share consideration as Class A common stock.
• Redemption or sinking fund provisions	None.	None.
• Further calls or assessments	Not applicable.	Not applicable.
• Other	Except for voting and dividend rights or as otherwise required by the DGCL, shares of Class A common stock and Class B common stock have identical powers, preferences and limitations.	Except for voting and dividend rights or as otherwise required by the DGCL, shares of Class B common stock and Class A common stock have identical powers, preferences and limitations.

Preferred Stock

      We have 2,000,000 shares of authorized preferred stock issuable in series upon resolution of our board of directors. Our board of directors is authorized to establish the relative terms, rights and other provisions of any such series of preferred stock. No preferred stock has been issued, and our board of directors does not intend to issue any preferred stock at the present time. Our board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of our Class A common stock and our Class B common stock. The issuance of any preferred stock could be expected to, and may have the effect of, delaying, averting or preventing a change of control of us.

Delaware Law and Certain By-law Provisions

      We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became our interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the person becoming an interested stockholder or (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by the persons who are directors or officers of the corporation and (b) employee stock plans, in certain instances) or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholders. The restrictions imposed by Section 203 will not apply to a corporation if (i) the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) the corporation, by the action of its stockholders holding a majority of its outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after its adoption and will not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption).

      We have not opted out of Section 203 and the restrictions imposed by Section 203 apply to the Company. However, with respect to us, the provisions of Section 203 would not apply to the Mutual Company. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of the Company, deny stockholders the receipt of a premium on their common stock and have a depressive effect on the market price of the common stock. Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder,

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

An “interested stockholder” is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation’s voting stock.

      Our by-laws provide for a classified Board of Directors consisting of three classes as nearly equal in size as possible, with staggered three-year terms. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, control of us. See “Management.”

Limitation of Liability; Indemnification

      As permitted by the DGCL, our Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the DGCL, relating to prohibited dividends, distributions and repurchases or redemptions of stock, or

•	for any transaction from which the director derives an improper personal benefit.

      However, such limitation on liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director. Our by-laws include provisions for indemnification of our directors and officers to the fullest extent permitted by the DGCL as now or hereinafter in effect. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such laws and is therefore unenforceable.

UNDERWRITING

      The underwriters named below, for whom SunTrust Capital Markets, Inc. and Legg Mason Wood Walker, Incorporated are acting as representatives, have agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the respective number of shares of Class A common stock set forth opposite their names below:

Number
Underwriters	of Shares

SunTrust Capital Markets, Inc.
Legg Mason Wood Walker, Incorporated
Advest, Inc.
Cochran, Caronia Securities LLC

Total	3,000,000

      The underwriters are committed to purchase and pay for all such shares if any are purchased.

      We have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an additional 450,000 shares of our Class A common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated to purchase a number of additional shares of common stock proportionate to such underwriter’s initial purchase commitment.

      The underwriters have advised us that they propose to offer the shares of our Class A common stock to the public at the offering price set forth on the cover page of this prospectus. After the completion of this offering, the public offering price may be reduced by the underwriters. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the Company	$	$

      The expenses of this offering, not including the underwriting discounts and commissions, are estimated to be approximately $                    and are payable by us.

      Indemnity. We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect thereof.

      We and our directors and executive officers and the Mutual Company have agreed to enter into lock-up agreements with SunTrust Capital Markets, Inc., whereby such stockholders will not, without the prior written consent of SunTrust Capital Markets, Inc., offer, sell or otherwise dispose of any shares of our Class A common stock or Class B common stock for a period of 90 days after the date of the underwriting agreement, subject to certain exceptions.

      The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

      Stock Market Listing. Our Class A common stock is traded on the Nasdaq National MarketSM under the symbol “DGICA.”

      Stabilization. The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our Class A common stock at a level above that which might otherwise prevail in the open market.

•	A “stabilizing bid” is a bid for or the purchase of the Class A common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the Class A common stock.

•	A “syndicate covering transaction” is the bid for or the purchase of the Class A common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

•	A “penalty bid” is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to the underwriters in connection with the offering if the Class A common stock originally sold by the underwriters is purchased by the underwriters’ representative in a syndicate covering transaction and therefore has not been effectively placed by the underwriters.

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of specific legal matters by their counsel, and to other conditions. The underwriters have advised us that such transactions may be effected on the Nasdaq National MarketSM or otherwise and, if commenced, may be discontinued at any time.

      Passive Market Making. In connection with the offering, the underwriters may engage in passive market making transactions in our Class A common stock on the Nasdaq National MarketSM in accordance with Rule 103 of Regulation M, during the five business days prior to the pricing of the offering, before the commencement of offers or sales of our Class A common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker must either promptly lower its bid or otherwise comply with Rule 103(b)(3) of Regulation M.

      The shares of our Class A common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by the underwriters, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory services or other commercial dealings with us in the ordinary course of business. The underwriters have received, and will receive in the future, customary fees and commissions for these transactions. Legg Mason served as financial advisor to Le Mars, and rendered its opinion as to the fair market value of Le Mars, in connection with Le Mars’ plan of conversion.

VALIDITY OF COMMON STOCK

      Certain legal matters with respect to the validity of our Class A common stock will be passed upon for us by Duane Morris LLP. Certain legal matters will be passed upon for the underwriters by Alston & Bird LLP, in reliance on the opinion of Duane Morris LLP with respect to Delaware law.

EXPERTS

      The consolidated financial statements and schedules of Donegal Group Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein and/or incorporated by reference in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein and/or incorporated by reference in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION/ INCORPORATION BY REFERENCE

      We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information or documents we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede this prospectus.

      The information incorporated by reference is considered to be part of this prospectus and should be read with the same care as this prospectus.

      We are incorporating by reference the documents listed below that were filed with the SEC under the Securities Exchange Act of 1934 under File No. 0-15341:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Definitive proxy statement filed under Section 14 of the Securities Exchange Act of 1934 in connection with the annual meeting of stockholders held on April 17, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	Current Reports on Form 8-K filed April 17, 2003, July 22, 2003, September 4, 2003, September 26, 2003, October 17, 2003 and November 3, 2003.

      We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before the end of the offering:

•	Reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

•	Definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent shareholders’ meeting; and

•	Any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

      You may request a copy of these filings, at no cost, by contacting us at the following address or phone number:

Donegal Group Inc.

Attention: Ralph G. Spontak,
Senior Vice President,
Chief Financial Officer and Secretary
1195 River Road
Marietta, Pennsylvania 17547
Tel: 717-426-1931
http://www.donegalgroup.com

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

      This prospectus is part of a Registration Statement on Form S-2 we filed with the SEC (Registration No. 333-110175).

DONEGAL GROUP INC.

INDEPENDENT AUDITORS’ REPORT

The Stockholders and Board of Directors

Donegal Group Inc.

      We have audited the accompanying consolidated balance sheets of Donegal Group Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Donegal Group Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Philadelphia, Pennsylvania

February 20, 2003

DONEGAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

ASSETS
Investments
Fixed maturities
Held to maturity, at amortized cost (fair value $89,785,318 and $86,939,393)	$86,701,556	$85,322,965
Available for sale, at fair value (amortized cost $187,495,949 and $170,269,584)	194,731,660	173,718,844
Equity securities, available for sale, at fair value (cost $21,587,317 and $16,630,618)	21,836,460	17,517,346
Short-term investments, at cost, which approximates fair value	29,029,418	24,074,200

Total investments	332,299,094	300,633,355
Cash	1,124,604	4,075,288
Accrued investment income	3,815,449	3,765,076
Premiums receivable	26,286,482	24,143,531
Reinsurance receivable	83,207,272	67,853,174
Deferred policy acquisition costs	14,567,070	13,604,215
Federal income taxes receivable	—	292,618
Deferred tax asset, net	6,955,707	7,474,730
Prepaid reinsurance premiums	27,853,996	29,593,467
Property and equipment, net	4,430,394	4,568,652
Accounts receivable — securities	146,507	50,023
Other	531,589	578,243

Total assets	$501,218,164	$456,632,372

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Losses and loss expenses	$210,691,752	$179,839,905
Unearned premiums	121,002,447	114,079,264
Accrued expenses	6,583,825	7,186,107
Reinsurance balances payable	1,100,443	839,156
Federal income taxes payable	357,547	—
Cash dividends declared to stockholders	887,315	869,877
Borrowings under line of credit	19,800,000	27,600,000
Accounts payable — securities	2,121,619	—
Due to affiliate	4,080,415	4,015,074
Other	1,409,951	1,274,640

Total liabilities	368,035,314	335,704,023

Stockholders’ Equity
Preferred stock, $1.00 par value, authorized 2,000,000 shares; none issued	—	—
Class A common stock, $.01 par value, authorized 30,000,000 shares, issued 6,269,093 and 6,097,214 shares and outstanding 6,187,569 and 6,015,690 shares	62,691	60,972
Class B common stock, $.01 par value, authorized 10,000,000 shares, issued 3,024,742 and 3,021,965 shares and outstanding 2,983,980 and 2,981,203 shares	30,247	30,220
Additional paid-in capital	60,651,751	58,887,715
Accumulated other comprehensive income	4,911,953	2,861,765
Retained earnings	68,417,956	59,979,425
Treasury stock, at cost	(891,748)	(891,748)

Total stockholders’ equity	133,182,850	120,928,349

Total liabilities and stockholders’ equity	$501,218,164	$456,632,372

See accompanying notes to consolidated financial statements.

DONEGAL GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,

	2002	2001	2000

STATEMENTS OF INCOME
Revenues
Net premiums earned (includes affiliated reinsurance of $86,195,962, $71,989,136 and $63,989,424)	$185,841,193	$167,769,854	$151,646,199
Investment income, net of investment expenses	14,581,252	15,885,544	16,394,747
Installment payment fees	2,447,229	1,587,396	1,532,792
Lease income	789,697	801,083	836,997
Net realized investment gains (losses)	144,190	(880,254)	170,852

Total revenues	203,803,561	185,163,623	170,581,587

Expenses
Net losses and loss expenses (includes affiliated reinsurance of $54,684,955, $50,283,481 and $36,767,436)	129,267,686	118,177,549	104,383,176
Amortization of deferred policy acquisition costs	29,473,000	27,194,000	25,319,000
Other underwriting expenses	25,331,777	27,000,485	23,355,781
Policy dividends	1,056,790	1,691,759	1,330,330
Interest	1,119,204	2,247,465	3,285,036
Other	1,060,520	1,760,636	1,165,236

Total expenses	187,308,977	178,071,894	158,838,559

Income before income tax expense	16,494,584	7,091,729	11,743,028
Income tax expense	4,491,862	1,273,598	2,906,248

Net income	$12,002,722	$5,818,131	$8,836,780

Net income per common share
Basic	$1.32	$0.65	$1.01

Diluted	$1.31	$0.64	$1.01

STATEMENTS OF COMPREHENSIVE INCOME
Net income	$12,002,722	$5,818,131	$8,836,780

Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gain arising during the period, net of income tax expense of $1,148,224, $1,277,504, and $1,057,179	2,144,813	2,479,860	2,020,267
Reclassification adjustment for (gains) losses included in net income, net of income tax expense (benefit) of $49,565, $(299,286), and $58,090	(94,625)	580,968	(112,762)

Other comprehensive income	2,050,188	3,060,828	1,907,505

Comprehensive income	$14,052,910	$8,878,959	$10,744,285

See accompanying notes to consolidated financial statements.

DONEGAL GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock							Accumulated
							Additional	Other			Total
	Prior	Class A	Class B		Class A	Class B	Paid-In	Comprehensive	Retained	Treasury	Stockholders’
	Shares	Shares	Shares	Prior Amount	Amount	Amount	Capital	Income (Loss)	Earnings	Stock	Equity

Balance, January 1, 2000	8,574,210			$8,574,210	$—	$—	$44,595,437	$(2,106,568)	$53,621,011	$(891,756)	$103,792,334
Issuance of common stock	406,767			406,767			2,349,773				2,756,540
Net Income									8,836,780		8,836,780
Other comprehensive income								1,907,505			1,907,505
Grant of stock options							24,630		(24,630)		—
Cash dividends									(3,163,568)		(3,163,568)

Balance, December 31, 2000	8,980,977			$8,980,977	$—	$—	$46,969,840	$(199,063)	$59,269,593	$(891,756)	$114,129,591
Issuance of common stock	61,830	60,144	3,758	61,830	601	38	1,200,202				1,262,671
Recapitalization	(9,042,807)	6,027,975	3,013,987	(9,042,807)	60,280	30,140	8,949,361			8	(3,018)
Net income									5,818,131		5,818,131
Cash dividends									(3,466,947)		(3,466,947)
Exercise of stock options		9,095	4,220		91	42	126,960				127,093
Grant of stock options							1,641,352		(1,641,352)		—
Other comprehensive income								3,060,828			3,060,828

Balance, December 31, 2001	—	6,097,214	3,021,965	$—	$60,972	$30,220	$58,887,715	$2,861,765	$59,979,425	$(891,748)	$120,928,349
Issuance of common stock		166,972			1,670	1,641,547					1,643,217
Net income									12,002,722		12,002,722
Cash dividends									(3,526,157)		(3,526,157)
Exercise of stock options		4,907	2,777		49	27	84,455				84,531
Grant of stock options							38,034		(38,034)		—
Other comprehensive income								2,050,188			2,050,188

Balance, December 31, 2002	—	6,269,093	3,024,742	$—	$62,691	$30,247	$60,651,751	$4,911,953	$68,417,956	$(891,748)	$133,182,850

See accompanying notes to consolidated financial statements.

DONEGAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

Cash Flows from Operating Activities:
Net income	$12,002,722	$5,818,131	$8,836,780

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,236,592	1,127,510	982,926
Realized investment (gains) losses	(144,190)	880,254	(170,852)
Changes in Assets and Liabilities:
Losses and loss expenses	30,851,847	23,363,781	12,296,118
Unearned premiums	6,923,183	14,138,883	7,788,243
Accrued expenses	(602,282)	1,308,632	(165,997)
Premiums receivable	(2,142,951)	(2,385,029)	(3,296,815)
Deferred policy acquisition costs	(962,855)	(1,320,001)	(316,463)
Deferred income taxes	(579,654)	(1,360,633)	499,976
Reinsurance receivable	(15,354,098)	(13,309,290)	(8,970,330)
Accrued investment income	(50,373)	237,388	(455,059)
Amounts due to/from affiliate	65,341	(513,922)	350,639
Reinsurance balances payable	261,287	(795,819)	262,686
Prepaid reinsurance premiums	1,739,471	(4,881,083)	(3,156,232)
Current income taxes	650,165	(32,656)	374,620
Change in pooling participation	—	—	3,322,031
Other, net	181,965	(271,364)	268,316

Net adjustments	22,073,448	16,186,651	9,613,807

Net cash provided by operating activities	34,076,170	22,004,782	18,450,587

Cash Flows from Investing Activities:
Purchase of fixed maturities
Held to maturity	(35,867,577)	(45,201,470)	(17,340,175)
Available for sale	(75,783,783)	(71,700,918)	(30,355,507)
Purchase of equity securities	(18,325,041)	(12,440,994)	(28,286,533)
Sale of fixed maturities
Held to maturity	415,000	—	—
Available for sale	461,965	16,250,109	8,719,165
Maturity of fixed maturities
Held to maturity	34,967,828	51,313,296	13,490,715
Available for sale	58,798,825	50,781,533	11,928,622
Sale of equity securities	13,394,123	7,089,532	24,572,288
Net purchase of property and equipment	(552,005)	(161,269)	(275,982)
Net sales (purchases) of short-term investments	(4,955,218)	(4,634,695)	(2,850,343)

Net cash used in investing activities	(27,445,883)	(8,704,876)	(20,397,750)

Cash Flows from Financing Activities:
Issuance of common stock	1,727,748	1,386,746	2,756,540
Borrowings (payments) under line of credit, net	(7,800,000)	(12,400,000)	3,000,000
Cash dividends paid	(3,508,719)	(3,394,352)	(3,126,959)

Net cash provided by (used in) financing activities	(9,580,971)	(14,407,606)	2,629,581

Net increase (decrease) in cash	(2,950,684)	(1,107,700)	682,418
Cash at beginning of year	4,075,288	5,182,988	4,500,570

Cash at end of year	$1,124,604	$4,075,288	$5,182,988

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 — Summary of Significant Accounting Policies

Organization and Business

      Donegal Group Inc. (“DGI” or the “Company”) was organized as a regional insurance holding company by Donegal Mutual Insurance Company (the “Mutual Company”) and operates in the Mid-Atlantic and Southern states through its wholly owned stock insurance companies, Atlantic States Insurance Company (“Atlantic States”) and Southern Insurance Company of Virginia (“Southern”) (collectively “Insurance Subsidiaries”). The Company has three operating segments: the investment function, the personal lines of insurance and the commercial lines of insurance. Products offered in the personal lines of insurance consist primarily of homeowners and private passenger automobile policies. Products offered in the commercial lines of insurance consist primarily of commercial automobile, commercial multiple-peril and workers’ compensation policies. The Insurance Subsidiaries are subject to regulation by Insurance Departments in those states in which they operate and undergo periodic examination by those departments. The Insurance Subsidiaries are also subject to competition from other insurance carriers in their operating areas. Atlantic States participates in an intercompany pooling arrangement with the Mutual Company and assumes 70% of the pooled business. Prior to January 1, 2002, Southern ceded 50% of its business to the Mutual Company. At December 31, 2002, the Mutual Company held 64% of the outstanding common stock of the Company.

      During 2000, the Company acquired 45% of the outstanding stock of Donegal Financial Services Corporation (“DFSC”), a bank holding company, for $3,042,000 in cash. The remaining 55% of the outstanding stock of DFSC is owned by the Mutual Company.

      On January 1, 2001, the Company purchased all of the outstanding stock of Pioneer Insurance Company of New York (“Pioneer-New York”) from the Mutual Company. The purchase price was $4,441,311, representing Pioneer-New York’s adjusted statutory equity at December 31, 2000. The acquisition was accounted for as a reorganization of entities under common control, similar to a pooling of interests, as both Pioneer-New York and the Company were under the common management and control of the Mutual Company. As such, the Company’s financial statements were restated to include Pioneer-New York as a consolidated subsidiary. In connection with the transaction, the Company issued the Mutual Company a $4,441,311 note, which bears a 5.5% rate and is due in January 2004. The Company classifies this note in Due to Affiliate.

      Pioneer Insurance Company of Ohio (“Pioneer-Ohio”), Delaware Atlantic Insurance Company (“Delaware”) and Pioneer-New York, previously wholly owned subsidiaries, were merged into Atlantic States on May 1, 2002, August 1, 2001 and September 30, 2001, respectively. Southern Heritage Insurance Company, previously a wholly owned subsidiary, was merged into Southern on May 1, 2002. The mergers were accounted for as statutory mergers and had no financial impact on the consolidated entity.

Basis of Consolidation

      The consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of DGI and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The term “Company” as used herein refers to the consolidated entity.

Use of Estimates

      In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the liabilities for losses and loss expenses. While management uses available information to provide for such liabilities, future changes to these liabilities may be necessary based on changes in trends in claim frequency and severity.

Investments

      The Company classifies its debt and equity securities into the following categories:

Held to Maturity — Debt securities that the Company has the positive intent and ability to hold to maturity; reported at amortized cost.

Available for Sale — Debt and equity securities not classified as held to maturity; reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders’ equity (net of tax effects).

      Short-term investments are carried at amortized cost, which approximates fair value.

      If there is a decline in fair value below amortized cost that is other than temporary, the cost basis for such investments in the held to maturity and available for sale categories is reduced to fair value. Such decline in cost basis is recognized as a realized loss and charged to income.

      Premiums and discounts on debt securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Realized investment gains and losses are computed using the specific identification method.

      Premiums and discounts for mortgage-backed debt securities are amortized using anticipated prepayments.

Fair Values of Financial Instruments

      The Company has used the following methods and assumptions in estimating its fair value disclosures:

Investments — Fair values for fixed maturity securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or values obtained from independent pricing services through a bank trustee. The fair values for equity securities are based on quoted market prices.

Cash and Short-Term Investments — The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Premium and Reinsurance Receivables and Payables — The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Borrowings Under Line of Credit — The carrying amounts reported in the balance sheet for the line of credit approximate fair value due to the variable rate nature of the line of credit.

Revenue Recognition

      Insurance premiums are recognized as income over the terms of the policies. Unearned premiums are calculated on a daily pro rata basis.

Policy Acquisition Costs

      Policy acquisition costs, consisting primarily of commissions, premium taxes and certain other variable underwriting costs, are deferred and amortized over the period in which the premiums are earned. Anticipated losses and loss expenses, expenses for maintenance of policies in force and anticipated investment income are considered in the determination of the recoverability of deferred acquisition costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

      Property and equipment are reported at depreciated cost that is computed using the straight-line method based upon estimated useful lives of the assets.

Losses and Loss Expenses

      The liability for losses and loss expenses includes amounts determined on the basis of estimates for losses reported prior to the close of the accounting period and other estimates, including those for incurred but not reported losses and salvage and subrogation recoveries.

      These liabilities are continuously reviewed and updated by management, and management believes that such liabilities are adequate to cover the ultimate net cost of claims and expenses. When management determines that changes in estimates are required, such changes are included in current earnings.

      The Company has no material exposures to environmental liabilities.

Income Taxes

      The Company and its subsidiaries currently file a consolidated federal income tax return.

      The Company accounts for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

Credit Risk

      The Company provides property and liability coverages through its Insurance Subsidiaries’ independent agency systems located throughout its operating area. The majority of this business is billed directly to the insured, although a portion of the Company’s commercial business is billed through its agents, who are extended credit in the normal course of business.

      The Company’s Insurance Subsidiaries have reinsurance agreements in place with the Mutual Company and with a number of other authorized reinsurers with at least an A.M. Best rating of A- or an equivalent financial condition.

Reinsurance Accounting and Reporting

      The Company relies upon reinsurance agreements to limit its maximum net loss from large single risks or risks in concentrated areas, and to increase its capacity to write insurance. Reinsurance does not relieve the primary insurer from liability to its policyholders. To the extent that a reinsurer may be unable to pay losses for which it is liable under the terms of a reinsurance agreement, the Company is exposed to the risk of continued liability for such losses. However, in an effort to reduce the risk of non-payment, the Company requires all of its reinsurers to have an A.M. Best rating of A- or better or, with respect to foreign reinsurers, to have a financial condition that, in the opinion of management, is equivalent to a company with at least an A-rating.

Stock-Based Compensation

      Effective July 1, 2000, the Company adopted Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), “Accounting for Certain Transactions involving Stock Compensation,” and Emerging Issues Task Force Issue No. 00-23 (EITF 00-23), “Issues Related to the Accounting for Stock Compensation under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and FIN No. 44 Accounting for Certain Transactions involving Stock Compensation.” FIN No. 44 states that APB Opinion No. 25 does not apply in the separate financial statements of a subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to the accounting for stock compensation granted by the subsidiary to employees of the parent or another subsidiary. EITF 00-23 states that when employees of a controlling entity are granted stock compensation, the entity granting the stock compensation should measure the fair value of the award at the grant date and recognize that fair value as a dividend to the controlling entity. These provisions apply to the Company, because the Mutual Company is the employer of record for all employees that provide services to the Company.

      Through June 30, 2000, the Company applied APB Opinion No. 25 in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for grants prior to that date for its fixed stock option plans and certain of its stock purchase plans. Had the Company recognized stock compensation expense in accordance with SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts shown below:

	2002	2001	2000

Net income:
As reported	$12,002,722	$5,818,131	$8,836,780
Pro forma	11,767,787	5,617,773	8,071,825
Basic earnings per share:
As reported	1.32	.65	1.01
Pro forma	1.30	.63	.92
Diluted earnings per share:
As reported	1.31	.64	1.01
Pro forma	1.28	.62	.92

      The weighted-average grant date fair value of options granted for the various plans during 2000 was $2.23.

      The fair values above were calculated based upon risk-free interest rates of 5.75% for the Stock Purchase Plans and the Equity Incentive Plans, expected lives of 6 months for the Stock Purchase Plans and 5 years for the Equity Incentive Plans, expected volatility of 54% for 2000 and an expected dividend yield of 4.5% for 2000.

Earnings Per Share

      Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding for the period, while diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

2 — Transactions with Affiliates

      The Company conducts business and has various agreements with the Mutual Company which are described below:

Reinsurance Pooling and Other Reinsurance Arrangements

      Atlantic States cedes to the Mutual Company all of its insurance business and assumes from the Mutual Company 70% (65% prior to July 1, 2000) of the Mutual Company’s total pooled insurance business, including that assumed from Atlantic States and substantially all of the business assumed by the Mutual Company from Southern (prior to January 1, 2002) and Delaware (prior to January 1, 2000). The Mutual Company and Atlantic States write business with different risk profiles. Through the pooling arrangement, each is able to share proportionately in the results of all policies written by the other. Atlantic States ceded premiums earned of $45,229,457, $37,345,259 and $30,414,395 and ceded losses and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

loss expenses incurred of $34,471,381, $29,094,804 and $22,966,106 under this arrangement during 2002, 2001 and 2000, respectively. It also assumed premiums earned of $134,236,778, $126,769,521 and $110,943,962 and assumed losses and loss expenses incurred of $96,517,930, $93,470,958 and $75,007,089 under this arrangement during 2002, 2001 and 2000, respectively. Atlantic States had prepaid reinsurance premiums of $26,517,322, $20,942,093 and $16,251,612 and a ceded liability for losses and loss expenses of $47,862,627, $39,321,214 and $31,068,101 under this arrangement as of December 31, 2002, 2001 and 2000, respectively. It also had assumed unearned premiums of $69,208,310, $63,636,858 and $54,578,621 and an assumed liability for losses and loss expenses of $113,850,952, $99,664,285 and $84,805,937 under this arrangement at December 31, 2002, 2001 and 2000, respectively.

      Prior to January 1, 2002, the Mutual Company and Southern had a quota share agreement whereby Southern ceded 50% of its direct business, less reinsurance, to the Mutual Company. The business assumed by the Mutual Company from Southern became part of the pooling arrangement between the Mutual Company and Atlantic States. Southern ceded premiums earned of $0, $14,995,606 and $14,413,261 and ceded losses and loss expenses incurred of $488,055, $9,898,422 and $9,885,436 under this agreement during 2002, 2001 and 2000, respectively. Southern had prepaid reinsurance premiums of $0, $7,310,471 and $7,084,729 and a ceded liability for losses and loss expenses of $6,399,727, $10,068,604 and $7,924,750 under this agreement at December 31, 2002, 2001 and 2000, respectively. This agreement was terminated as of January 1, 2002.

      Atlantic States and Southern each have a catastrophe reinsurance agreement with the Mutual Company that limits the maximum liability under any one catastrophic occurrence to $400,000 and $450,000, respectively, and $1,000,000 for a catastrophe involving both of the companies. Prior to merging into Atlantic States, Pioneer-Ohio, Delaware and Pioneer-New York each had a catastrophe reinsurance agreement with the Mutual Company that limited the maximum liability under any one catastrophic occurrence to $200,000, $300,000 and $400,000, respectively. Prior to merging into Southern, Southern Heritage had a catastrophe reinsurance agreement with the Mutual Company that limited the maximum liability under any one catastrophic occurrence to $400,000. Prior to merging into Atlantic States, Delaware and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $250,000 of losses in excess of $50,000 and prior to January 1, 2000, a workers’ compensation quota share agreement whereby Delaware ceded 70% of that business. Prior to merging into Atlantic States, Pioneer-Ohio and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $250,000 ($200,000 in 2000) of losses in excess of $50,000. The Mutual Company and Southern have an excess of loss reinsurance agreement in which the Mutual Company assumes up to $175,000 ($50,000 in 2001 and $25,000 in 2000) of losses in excess of $125,000 ($100,000 in 2001 and 2000). Prior to merging into Atlantic States, Pioneer-New York and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $250,000 ($200,000 in 2000) of losses in excess of $50,000. Effective October 1, 2000 and prior to merging into Southern, Southern Heritage and the Mutual Company had an excess of loss reinsurance agreement in which the Mutual Company assumed up to $175,000 ($125,000 in 2000) of losses in excess of $125,000. The Mutual Company has agreements in place with Southern (and Pioneer-Ohio and Delaware prior to merging into Atlantic States) to reallocate the loss results of workers’ compensation business written by those companies as part of commercial accounts primarily written by the Mutual Company or Atlantic States. These agreements provide for the workers’ compensation loss ratios of Southern to be no worse than the average workers’ compensation loss ratio for all of the companies combined. The Mutual Company and Pioneer-New York also had an aggregate excess of loss reinsurance agreement, entered into as part of the sale of Pioneer-New York from the Mutual Company to DGI, in which the Mutual Company agreed to assume the adverse loss development of claims with dates of loss prior to December 31, 2000, as developed through December 31, 2002, and to assume losses in excess of a 60% loss ratio through December 31, 2002. The subsidiaries ceded premiums earned of $2,811,359, $2,439,520 and $2,126,882 and ceded losses and loss expenses incurred of $6,873,539, $4,194,251 and $5,388,111 under these various agreements during 2002, 2001 and 2000, respectively. The subsidiaries had

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a ceded liability for losses and loss expenses of $6,397,326, $5,395,528 and $4,941,116 under these various agreements at December 31, 2002, 2001, and 2000, respectively.

      Southern (and Delaware, Pioneer-Ohio, Southern Heritage and Pioneer-New York prior to mergers) has an agreement with the Mutual Company under which it cedes, and then reassumes back, 100% of its business net of reinsurance. The primary purpose of the agreement is to provide Southern with the same A.M. Best rating (currently “A”) as the Mutual Company, that this subsidiary could not achieve without this contract in place. This agreement does not transfer insurance risk. While these subsidiaries ceded and reassumed amounts received from policyholders of $48,921,377, $41,142,936 and $25,790,126 and claims of $28,859,644, $23,348,952 and $15,325,638 under these agreements in 2002, 2001 and 2000, respectively, the amounts are not reflected in the consolidated financial statements. The aggregate liabilities ceded and reassumed under these agreements were $43,541,766 and $36,494,487 at December 31, 2002, and 2001, respectively.

Expense Sharing

      The Mutual Company provides facilities, management and other services to the Company, and the Company reimburses the Mutual Company for such services on a periodic basis under usage agreements and pooling arrangements. The charges are based upon the relative participation of the Company and the Mutual Company in the pooling arrangement, and management of both the Company and the Mutual Company consider this allocation to be reasonable. Charges for these services totaled $28,586,888, $29,298,569 and $26,985,080 for 2002, 2001 and 2000, respectively.

Lease Agreement

      The Company leases office equipment and automobiles to the Mutual Company under a 10-year lease dated January 1, 2000.

Legal Services

      Donald H. Nikolaus, President and a director of the Company, is also a partner in the law firm of Nikolaus & Hohenadel. Such firm has served as general counsel to the Company since 1986, principally in connection with the defense of claims litigation arising in Lancaster, Dauphin and York counties. Such firm is paid its customary fees for such services.

Province Bank

      As of December 31, 2002, the Company had $122,295 in checking accounts with Province Bank, a wholly owned subsidiary of DFSC. The Company earned $39,118 in interest on these accounts during 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3 — Investments

      The amortized cost and estimated fair values of fixed maturities and equity securities at December 31, 2002 and 2001, are as follows:

	2002

		Gross Unrealized	Gross Unrealized	Estimated Fair
Held to Maturity	Amortized Cost	Gains	Losses	Value

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$12,641,126	$407,958	$—	$13,049,084
Canadian government obligation	499,250	40,750		540,000
Obligations of states and political subdivisions	33,891,385	574,768	66,463	34,399,690
Corporate securities	29,551,491	1,745,990	12,103	31,285,378
Mortgage-backed securities	10,118,304	393,857	995	10,511,166

Totals	$86,701,556	$3,163,323	$79,561	$89,785,318

	2002

		Gross Unrealized	Gross Unrealized	Estimated Fair
Available for Sale	Amortized Cost	Gains	Losses	Value

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$56,344,340	$1,943,229	$337	$58,287,232
Obligations of states and political subdivisions	78,515,340	3,083,256	152,996	81,445,600
Corporate securities	34,848,807	2,016,526	2,783	36,862,550
Mortgage-backed securities	17,787,462	363,649	14,833	18,136,278
Equity securities	21,587,317	1,007,030	757,887	21,836,460

Totals	$209,083,266	$8,413,690	$928,836	$216,568,120

	2001

		Gross Unrealized	Gross Unrealized	Estimated Fair
Held to Maturity	Amortized Cost	Gains	Losses	Value

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$23,808,841	$336,288	$27,500	$24,117,629
Canadian government obligation	498,894	36,106	—	535,000
Obligations of states and political subdivisions	24,981,562	690,700	53,312	25,618,950
Corporate securities	27,423,039	659,961	121,021	27,961,979
Mortgage-backed securities	8,610,629	113,541	18,335	8,705,835

Totals	$85,322,965	$1,836,596	$220,168	$86,939,393

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001

		Gross Unrealized	Gross Unrealized	Estimated Fair
Available for Sale	Amortized Cost	Gains	Losses	Value

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$67,468,897	$1,755,874	$249,306	$68,975,465
Obligations of states and political subdivisions	53,962,895	1,269,340	85,535	55,146,700
Corporate securities	34,094,195	828,344	115,939	34,806,600
Mortgage-backed securities	14,743,597	78,666	32,184	14,790,079
Equity securities	16,630,618	1,270,239	383,511	17,517,346

Totals	$186,900,202	$5,202,463	$866,475	$191,236,190

      The amortized cost and estimated fair value of fixed maturities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated Fair
Held to Maturity	Amortized Cost	Value

Due in one year or less	$2,705,133	$2,767,000
Due after one year through five years	29,998,375	31,448,150
Due after five years through ten years	19,563,775	20,636,662
Due after ten years	24,315,969	24,422,340
Mortgage-backed securities	10,118,304	10,511,166

Total held to maturity	$86,701,556	$89,785,318

Available for Sale

Due in one year or less	$15,008,947	$15,298,500
Due after one year through five years	80,418,332	84,023,582
Due after five years through ten years	42,212,603	44,707,600
Due after ten years	32,068,605	32,565,700
Mortgage-backed securities	17,787,462	18,136,278

Total available for sale	$187,495,949	$194,731,660

      The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2002 and 2001, amounted to $5,400,597 and $5,667,959, respectively.

      Net investment income of the Company, consisting primarily of interest and dividends, is attributable to the following sources:

	2002	2001	2000

Fixed maturities	$14,285,049	$15,145,949	$15,180,008
Equity securities	804,087	546,243	635,049
Short-term investments	564,738	920,538	1,221,724
Other	29,249	255,250	255,250

Investment income	15,683,123	16,867,980	17,292,031
Investment expenses	1,101,871	982,436	897,284

Net investment income	$14,581,252	$15,885,544	$16,394,747

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Gross realized gains and losses from investments and the change in the difference between fair value and cost of investments, before applicable income taxes, are as follows:

	2002	2001	2000

Gross realized gains:
Fixed maturities	$128,714	$554,560	$237,748
Equity securities	911,994	323,451	1,813,242

	1,040,708	878,011	2,050,990

Gross realized losses:
Fixed maturities	106,789	28,618	20,597
Equity securities	789,729	1,729,647	1,859,541
	896,518	1,758,265	1,880,138

Net realized gains (losses)	$144,190	$(880,254)	$170,852

Change in difference between fair value and cost of investments:
Fixed maturities	$5,253,785	$3,498,259	$7,300,279
Equity securities	(637,585)	1,275,050	(603,930)

	$4,616,200	$4,773,309	$6,696,349

      Income taxes (benefit) on realized investment gains (losses) were $49,565, $(299,286), and $58,090 for 2002, 2001 and 2000, respectively. Deferred income taxes applicable to net unrealized investment gains included in stockholders’ equity were $2,572,901 and $1,474,242 at December 31, 2002 and 2001, respectively.

      During 2002, 2001 and 2000, certain investments trading below cost had declined on an other-than-temporary basis. Losses of $378,672, $1,462,913 and $436,943 were included in net realized investment gains (losses) for these investments in 2002, 2001 and 2000, respectively.

      The Company has no derivative instruments or hedging activities. On January 1, 2001, the Company transferred investments with an amortized cost of $51,640,154 and fair value of $52,444,675 from the held to maturity classification to the available for sale classification under the provisions of SFAS No. 133 and 138. The unrealized holding gain of $804,521 at January 1, 2001 was reported in other comprehensive income. The transfer had no impact on net income.

4 — Deferred Policy Acquisition Costs

      Changes in deferred policy acquisition costs are as follows:

	2002	2001	2000

Balance, January 1	$13,604,215	$12,284,214	$11,445,572
Acquisition costs deferred	30,435,855	28,514,001	26,157,642
Amortization charged to earnings	29,473,000	27,194,000	25,319,000

Balance, December 31	$14,567,070	$13,604,215	$12,284,214

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5 — Property and Equipment

      Property and equipment at December 31, 2002 and 2001, consisted of the following:

			Estimated
	2002	2001	Useful Life

Cost — office equipment	$5,441,882	$5,012,290	5-15 years
automobiles	785,572	992,412	3 years
real estate	3,105,851	3,063,646	15-50 years
software	561,146	561,146	5 years

	9,894,451	9,629,494
Accumulated depreciation	(5,464,057)	(5,060,842)

	$4,430,394	$4,568,652

      Depreciation expense for 2002, 2001, and 2000 amounted to $690,263, $829,100 and $899,750, respectively.

6 — Liability for Losses and Loss Expenses

      Activity in the liability for losses and loss expenses is summarized as follows:

	2002	2001	2000

Balance at January 1	$179,839,905	$156,476,124	$144,180,006
Less reinsurance recoverable	65,295,790	53,766,710	44,945,908

Net balance at January 1	114,544,115	102,709,414	99,234,098

Incurred related to:
Current year	122,433,653	110,142,467	103,671,401
Prior years	6,834,033	8,035,082	711,775

Total incurred	129,267,686	118,177,549	104,383,176

Paid related to:
Current year	67,655,902	63,289,736	61,848,261
Prior years	46,869,466	43,053,112	39,059,599

Total paid	114,525,368	106,342,848	100,907,860

Net balance at December 31	129,286,433	114,544,115	102,709,414
Plus reinsurance recoverable	81,405,319	65,295,790	53,766,710

Balance at December 31	$210,691,752	$179,839,905	$156,476,124

      The Company recognized an increase in the liability for losses and loss expenses of prior years of $6.8 million, $8.0 million and $0.7 million in 2002, 2001 and 2000, respectively. These developments are primarily attributable to variations from expected claims severity in the private passenger and commercial automobile liability, workers’ compensation and commercial multiple peril lines of business.

7 — Line of Credit

      At December 31, 2002 and 2001, pursuant to a credit agreement dated December 29, 1995, and amended as of July 27, 1998, with Fleet National Bank, the Company had unsecured borrowings of $19.8 million and $27.6 million, respectively. Such borrowings were made in connection with the acquisitions of Delaware, Pioneer-Ohio and Southern Heritage and various capital contributions to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiaries. As of December 31, 2002, the Company may borrow up to $24 million at interest rates equal to the bank’s then current prime rate or the then current London interbank Eurodollar bank rate plus 1.70%. At December 31, 2002, the interest rates were 3.45% on an outstanding Eurodollar rate balance of $4.8 million and 3.46% on another Eurodollar rate balance of $15 million. In addition, the Company pays a fee of 3/10 of 1% per annum on the average daily unused portion of the bank’s commitment. On each July 27, the credit line is reduced by $8 million. Any outstanding loan in excess of the remaining credit line, after such reduction, is then payable.

8 — Reinsurers

Unaffiliated Reinsurers

      In addition to the reinsurance in place with the Mutual Company, the Insurance Subsidiaries have other reinsurance in place, principally with four unaffiliated reinsurers. The Company monitors the financial strength of its unaffiliated reinsurers, requiring that companies rated by A.M. Best Company maintain a rating of A- or higher and that foreign reinsurers not rated by A.M. Best Company maintain a level of financial strength equivalent to companies qualifying for an A.M. Best Company rating of A- or higher. The following amounts represent ceded reinsurance transactions with unaffiliated reinsurers during 2002, 2001 and 2000:

	2002	2001	2000

Premiums written	$10,772,473	$9,348,853	$8,241,416
Premiums earned	10,776,702	9,440,035	8,026,478
Losses and loss expenses	13,693,184	6,907,947	3,027,810
Prepaid reinsurance premiums	1,336,674	1,340,903	1,376,043
Liability for losses and loss expenses	20,745,639	10,510,444	9,832,743

Total Reinsurance

      The following amounts represent the total of all ceded reinsurance transactions with both affiliated and unaffiliated reinsurers during 2002, 2001 and 2000:

	2002	2001	2000

Premiums earned	$58,817,518	$64,220,420	$54,981,016
Losses and loss expenses	55,526,159	50,095,424	41,267,463
Prepaid reinsurance premiums	27,853,996	29,593,467	24,712,384
Liability for losses and loss expenses	81,405,319	65,295,790	53,766,710

      The following amounts represent the effect of reinsurance on premiums written for 2002, 2001 and 2000:

	2002	2001	2000

Direct	$111,767,756	$110,298,533	$99,042,235
Assumed	139,814,138	135,830,624	119,217,433
Ceded	57,078,047	69,101,503	58,137,248

Net premiums written	$194,503,847	$177,027,654	$160,122,420

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following amounts represent the effect of reinsurance on premiums earned for 2002, 2001 and 2000:

	2002	2001	2000

Direct	$110,412,498	$105,214,059	$95,671,588
Assumed	134,246,213	126,776,215	110,955,627
Ceded	58,817,518	64,220,420	54,981,016

Net premiums earned	$185,841,193	$167,769,854	$151,646,199

9 — Income Taxes

      The provision for income tax consists of the following:

	2002	2001	2000

Current	$5,071,516	$2,634,231	$2,406,272
Deferred	(579,654)	(1,360,633)	499,976

Federal tax provision	$4,491,862	$1,273,598	$2,906,248

      The effective tax rate is different than the amount computed at the statutory federal rate of 34% for 2002, 2001 and 2000. The reason for such difference and the related tax effect are as follows:

	2002	2001	2000

Income before income taxes	$16,494,584	$7,091,729	$11,743,028
Computed “expected” taxes at 34%	5,608,159	2,411,188	3,992,630
Tax-exempt interest	(1,304,197)	(1,399,238)	(1,347,959)
Dividends received deduction	(31,830)	(21,908)	(25,423)
Other, net	219,730	283,556	287,000

Federal income tax provision	$4,491,862	$1,273,598	$2,906,248

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are as follows:

	2002	2001

Deferred tax assets:
Unearned premium	$6,438,461	$5,778,529
Loss reserves	5,786,195	5,433,005
Net operating loss carryforward —
Southern Heritage	1,744,081	2,032,094
Other	1,133,488	1,013,899

Total	$15,102,225	$14,257,527

Deferred tax liabilities:
Depreciation expense	$343,362	$379,594
Deferred policy acquisition costs	5,007,431	4,625,433
Salvage recoverable	222,824	303,528
Unrealized gain	2,572,901	1,474,242

Total	$8,146,518	$6,782,797

Net deferred tax assets	$6,955,707	$7,474,730

      A valuation allowance is provided when it is more likely than not that some portion of the tax asset will not be realized. Management has determined that it is not required to establish a valuation allowance for any deferred tax asset at December 31, 2002, since it is more likely than not that the deferred tax assets will be realized through reversals of existing temporary differences, future taxable income, carryback to taxable income in prior years and the implementation of tax planning strategies.

      At December 31, 2002, the Company has a net operating loss carryforward of $5,073,691 that is available to offset taxable income of the Company. Such net operating loss carryforward will expire beginning in 2009. Federal income tax laws limit the amount of net operating loss carryforward that the Company can use in any one year to approximately $1 million.

10 — Stockholders’ Equity

      On April 19, 2001 the Company’s stockholders approved an amendment to the Company’s Certificate of Incorporation. Among other things, the amendment reclassified the Company’s common stock as Class B common stock and effected a one-for-three reverse split of the Company’s Class B common stock effective April 19, 2001. The amendment also authorized a new class of common stock with one-tenth of a vote per share designated as Class A common stock. The Company’s Board also approved a dividend of two shares of Class A common stock for each share of Class B common stock, after the one-for-three reverse split, held of record at the close of business April 19, 2001. The effect of the reverse split and the stock dividend taken together is that the Company had the same total number of shares outstanding after the reverse split and the stock dividend as it did before the reverse split and the stock dividend. Therefore, there is no change in the historical earnings per share of the Class A common stock and the Class B common stock after the reverse split and the stock dividend compared to before the reverse split and the stock dividend.

      Each share of Class A common stock outstanding at the time of the declaration of any dividend or other distribution payable in cash upon the shares of Class B common stock is entitled to a dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any dividend declared upon each share of Class B common stock. In the event of a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

merger or consolidation of the Company with or into another entity, the holders of Class A common stock and the holders of Class B common stock are entitled to receive the same per share consideration in such merger or consolidation. In the event of any liquidation, dissolution or winding-up of the Company, any assets available to common stockholders will be distributed pro rata to the holders of Class A and Class B common stock.

11 — Stock Compensation Plans

Equity Incentive Plans

      During 1996, the Company adopted an Equity Incentive Plan for key employees. During 2001, the Company adopted a nearly identical plan that made a total of 1,500,000 shares of Class A common stock available. Each plan provides for the granting of awards by the Board of Directors in the form of stock options, stock appreciation rights, restricted stock or any combination of the above. The plans provide that stock options may become exercisable up to 10 years from date of grant, with an option price not less than fair market value on date of grant.

      The stock appreciation rights permit surrender of the option and receipt of the excess of current market price over option price in cash. No stock appreciation rights have been issued.

      During 1996, the Company adopted an Equity Incentive Plan For Directors. During 2001, the Company adopted a nearly identical plan that made 200,000 shares of Class A common stock available. Awards may be made in the form of stock options, and the plan additionally provides for the issuance of 175 shares of restricted stock to each director on the first business day of January in each year. As of December 31, 2002, the Company has 5,000 unexercised options under these plans. Additionally 2,100, 1,947 and 1,947 shares of restricted stock were issued on January 2, 2002, 2001 and 2000, respectively.

      All options issued prior to 2001 were converted to options on Class A and Class B common stock as a result of the Company’s recapitalization. No further shares are available for plans in effect prior to 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Information regarding activity in the Company’s stock option plans is presented below:

		Weighted-Average
	Number of	Exercise Price
	Options	Per Share

Outstanding at December 31, 1999	1,496,393	$13.50
Granted — 2000	59,500	8.05
Exercised — 2000	—	—
Forfeited — 2000	39,555	12.84

Outstanding at December 31, 2000	1,516,338	$13.19
Granted — 2001	459,000	13.93
Exercised — 2001	13,315	8.00
Forfeited — 2001	27,556	13.50

Outstanding at December 31, 2001	1,934,467	$13.27
Granted — 2002	10,000	14.00
Exercised — 2002	7,684	8.00
Forfeited — 2002	18,334	14.36
Expired — 2002	524,448	13.50

Outstanding at December 31, 2002	1,394,001	$13.43

Exercisable at:
December 31, 2000	1,190,004	$16.68

December 31, 2001	1,321,905	$13.89

December 31, 2002	1,085,000	$13.29

      Options available for future grants at December 31, 2002 are 1,228,900.

      The following table summarizes information about fixed stock options at December 31, 2002:

	Number of	Weighted-Average	Number of
Exercise	Options	Remaining	Options
Price	Outstanding	Contractual Life	Exercisable

$8.00	445,334	2.0 years	445,334
9.00	9,500	3.5 years	5,499
14.00	457,500	3.5 years	152,500
18.00	481,667	0.25 years	481,667

Employee Stock Purchase Plans

      During 1996, the Company adopted an Employee Stock Purchase Plan. During 2001, the Company adopted a nearly identical plan that made 300,000 shares of Class A common stock available for issuance.

      The new plan extends over a 10-year period and provides for shares to be offered to all eligible employees at a purchase price equal to the lesser of 85% of the fair market value of the Company’s common stock on the last day before the first day of the enrollment period (June 1 and December 1) of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the plan or 85% of the fair market value of the Company’s common stock on the last day of the subscription period (June 30 and December 31). A summary of plan activity follows:

	Shares Issued

	Price	Shares

January 1, 2000	$5.41875	23,906
July 1, 2000	$4.88750	21,714
January 1, 2001	$5.95000	16,438
July 1, 2001	$8.71250	11,377
January 1, 2002	$8.84850	12,769
July 1, 2002	$8.77200	10,520

      On January 1, 2003, the Company issued an additional 9,425 shares at a price of $9.13750 per share under this plan.

Agency Stock Purchase Plans

      On December 31, 1996, the Company adopted an Agency Stock Purchase Plan. During 2001, the Company adopted a nearly identical plan that made 300,000 shares of Class A common stock available for issuance. The plan provides for agents of affiliated companies of DGI to invest up to $12,000 per subscription period (April 1 to September 30 and October 1 to March 31) under various methods. Stock is issued at the end of the subscription period at a price equal to 90% of the average market price during the last ten trading days of the subscription period. During 2002, 2001 and 2000, 16,310, 16,557, and 46,603 shares, respectively, were issued under this plan. Expense recognized under the plan was not material.

12 — Statutory Net Income, Capital and Surplus and Dividend Restrictions

      The following is selected information, as filed with insurance regulatory authorities, for the Insurance Subsidiaries as determined in accordance with accounting practices prescribed or permitted by such insurance regulatory authorities (restated for mergers):

	2002	2001	2000

ATLANTIC STATES
Statutory capital and surplus	$95,405,603	$91,649,362	$94,431,695

Statutory unassigned surplus	$46,744,739	$42,988,498	$45,770,831

Statutory net income (loss)	$10,646,804	$(676,125)	$7,958,124

SOUTHERN
Statutory capital and surplus	$31,243,897	$30,730,757	$26,057,758

Statutory unassigned surplus	$(6,373,688)	$(6,886,828)	$(11,559,827)

Statutory net income	$2,505,891	$5,180,964	$3,029,826

      The Company’s principal source of cash for payment of dividends are dividends from its Insurance Subsidiaries that are required by law to maintain certain minimum capital and surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Atlantic States and Southern are also subject to Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. At December 31, 2002, the companies’ statutory capital and surplus were substantially

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

above the RBC requirements. Amounts available for distribution as dividends to DGI without prior approval of insurance regulatory authorities in 2003 are $10,646,804 from Atlantic States and $2,493,398 from Southern.

      The National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles with an effective date of January 1, 2001. The codified principles are intended to provide a basis of accounting recognized and adhered to in the absence of conflict with, or silence of, state statutes and regulations. The impact of the codified principles on the statutory capital and surplus of the Company’s Insurance Subsidiaries as of January 1, 2001 was as follows: Atlantic States — $6,482,380 increase and Southern — $2,254,558 increase.

13 — Reconciliation of Statutory Filings to Amounts Reported Herein

      The Company’s Insurance Subsidiaries are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

      Reconciliations of statutory net income and capital and surplus, as determined using statutory accounting principles, to the amounts included in the accompanying financial statements are as follows:

	Year Ended December 31,

	2002	2001	2000

Statutory net income of Insurance Subsidiaries	$13,152,695	$4,504,839	$10,987,950
Increases (decreases):
Deferred policy acquisition costs	962,855	1,320,001	838,642
Deferred federal income taxes	579,654	1,360,633	(499,976)
Salvage and subrogation recoverable	(863,313)	155,088	305,918
Consolidating eliminations and adjustments	(11,264,732)	(13,783,695)	(4,318,624)
Parent-only net income	9,435,563	12,261,265	1,522,870

Net income as reported herein	$12,002,722	$5,818,131	$8,836,780

	December 31,

	2002	2001	2000

Statutory capital and surplus of Insurance Subsidiaries	$126,649,500	$122,380,119	$120,489,453
Increases (decreases):
Deferred policy acquisition costs	14,567,070	13,604,215	12,284,214
Deferred federal income taxes	(3,499,656)	(820,313)	7,690,886
Salvage and subrogation recoverable	7,334,635	8,197,948	8,042,860
Statutory reserves	––	––	2,623,921
Non-admitted assets and other adjustments, net	735,946	334,092	911,370
Fixed maturities	7,517,290	3,793,048	493,055
Consolidating eliminations and adjustments	(40,891,418)	(39,693,089)	(40,973,097)
Parent-only equity	20,769,483	13,132,329	2,566,929

Stockholders’ equity as reported herein	$133,182,850	$120,928,349	$114,129,591

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14 — Supplementary Information on Statement of Cash Flows

      The following reflects income taxes and interest paid during 2002, 2001 and 2000:

	2002	2001	2000

Income taxes	$4,410,000	$2,666,887	$2,031,652

Interest	$1,047,237	$3,049,844	$2,731,048

15 — Earnings Per Share

      The following information illustrates the computation of net income, outstanding shares and earnings per share on both a basic and diluted basis for the years ended December 31, 2002, 2001 and 2000:

		Weighted-
		Average	Earnings
		Shares	Per
	Net Income	Outstanding	Share

2002:
Basic	$12,002,722	9,085,914	$1.32
Effect of stock options	—	107,199	(.01)

Diluted	$12,002,722	9,193,113	$1.31

2001:
Basic	$5,818,131	8,941,781	$.65
Effect of stock options	—	136,669	(.01)

Diluted	$5,818,131	9,078,450	$.64

2000:
Basic	$8,836,780	8,715,899	$1.01
Effect of stock options	—	21,011	—

Diluted	$8,836,780	8,736,910	$1.01

      The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price:

	2002	2001	2000

Options excluded from diluted earnings per share	939,167	1,467,782	1,045,338

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16 — Condensed Financial Information of Parent Company

CONDENSED BALANCE SHEETS

	December 31,

	2002	2001

	(Amounts in thousands)
ASSETS
Investment in subsidiaries (equity method)	$156,684	$152,089
Cash	604	403
Property and equipment	1,640	1,623
Other	99	264

Total assets	$159,027	$154,379

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Cash dividends declared to stockholders	$887	$870
Line of credit	19,800	27,600
Due to affiliate	4,441	4,441
Other	716	540

Total liabilities	25,844	33,451

Stockholders’ equity	133,183	120,928

Total liabilities and stockholders’ equity	$159,027	$154,379

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,

	2002	2001	2000

	(Amounts in thousands)
Revenues
Dividends — subsidiaries	$10,400	$14,419	$3,900
Other	797	824	866

Total Revenues	11,197	15,243	4,766

Expenses
Operating expenses	1,057	1,761	1,165
Interest	1,139	2,288	3,304

Total Expenses	2,196	4,049	4,469

Income before income tax benefit and equity in undistributed net income of subsidiaries	9,001	11,194	297
Income tax benefit	(435)	(1,067)	(1,226)

Income before equity in undistributed net income (loss) of subsidiaries	9,436	12,261	1,523
Equity in undistributed net income (loss) of subsidiaries	2,567	(6,443)	7,314

Net Income	$12,003	$5,818	$8,837

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED STATEMENTS CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(Amounts in thousands)
Cash flows from operating activities:
Net income	$12,003	$5,818	$8,837

Adjustments:
Equity in undistributed net loss (income) of subsidiaries	(2,567)	6,443	(7,314)
Other	788	252	1,123

Net adjustments	(1,779)	6,695	(6,191)

Net cash provided	10,224	12,513	2,646

Cash flows from investing activities:
Net purchase of property and equipment	(480)	(122)	(262)
Investment in Donegal Financial Services Corporation	—	—	(3,042)
Other	38	38	38

Net cash used	(442)	(84)	(3,266)

Cash flows from financing activities:
Cash dividends paid	(3,509)	(3,394)	(3,127)
Issuance of common stock	1,728	1,387	2,757
Line of credit, net	(7,800)	(12,400)	3,000

Net cash provided (used)	(9,581)	(14,407)	2,630

Net change in cash	201	(1,978)	2,010
Cash at beginning of year	403	2,381	371

Cash at end of year	$604	$403	$2,381

17 — Segment Information

      As an underwriter of property and casualty insurance, the Company has three reportable segments that consist of the investment function, the personal lines of insurance and the commercial lines of insurance. Using independent agents, the Company markets personal lines of insurance to individuals and commercial lines of insurance to small and medium-sized businesses.

      The Company evaluates the performance of the personal lines and commercial lines primarily based upon underwriting results as determined under statutory accounting practices (SAP) for the total business of the Company.

      Assets are not allocated to the personal and commercial lines and are reviewed in total by management for purposes of decision making. The Company operates only in the United States and no single customer or agent provides 10 percent or more of revenues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Financial data by segment is as follows:

	2002	2001	2000

	(Amounts in thousands)
Revenues:
Premiums earned:
Commercial lines	$66,003	$62,877	$54,581
Personal lines	119,838	104,893	97,065

Total premiums earned	185,841	167,770	151,646

Net investment income	14,581	15,886	16,395
Realized investment gains (losses)	144	(880)	171
Other	3,238	2,388	2,370

Total revenues	$203,804	$185,164	$170,582

Income before income taxes:
Underwriting income (loss):
Commercial lines	$6,326	$(3,037)	$763
Personal lines	(5,056)	(5,090)	(4,649)

SAP underwriting income (loss)	1,270	(8,127)	(3,886)
GAAP adjustments	(558)	1,833	1,144

GAAP underwriting income (loss)	712	(6,294)	(2,742)
Net investment income	14,581	15,886	16,395
Realized investment gains (losses)	144	(880)	171
Other	1,058	(1,620)	(2,081)

Income before income taxes	$16,495	$7,092	$11,743

18 — Guaranty Fund and Other Insurance-Related Assessments

      The Company accrues for guaranty fund and other insurance-related assessments in accordance with Statement of Position (SOP) 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance-related assessments, how to measure that liability and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The Company’s liabilities for guaranty fund and other insurance-related assessments were $2,970,182 and $3,605,090 at December 31, 2002 and 2001, respectively. These liabilities included $538,578 and $676,149 related to surcharges collected by the Company on behalf of regulatory authorities for 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19 — Interim Financial Data (Unaudited)

	2002

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net premiums earned	$45,452,260	$46,110,512	$46,792,748	$47,485,673
Total revenues	50,034,046	50,736,803	51,085,417	51,947,295
Net losses and loss expenses	31,297,569	32,136,019	32,423,893	33,410,205
Net income	2,180,716	3,178,834	3,015,676	3,627,496
Net income per common share
Basic	.24	.35	.33	.40
Diluted	.24	.35	.33	.39

	2001

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net premiums earned	$40,040,902	$41,651,990	$42,598,703	$43,478,259
Total revenues	44,792,026	46,496,969	46,365,986	47,508,642
Net losses and loss expenses	26,158,684	27,931,189	30,026,448	34,061,228
Net income	2,954,595	2,697,269	1,023,422	(857,155)
Net income per common share
Basic	.33	.30	.11	(.10)
Diluted	.33	.30	.11	(.10)

DONEGAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	September 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS
Investments
Fixed maturities
Held to maturity, at amortized cost	$113,746,157	$86,701,556
Available for sale, at market value	178,898,282	194,731,660
Equity securities, available for sale, at market	24,955,565	21,836,460
Short-term investments, at cost, which approximates market	40,719,827	29,029,418

Total investments	358,319,831	332,299,094
Cash	4,953,416	1,124,604
Accrued investment income	3,552,475	3,815,449
Premiums receivable	28,618,329	26,286,482
Reinsurance receivable	82,776,225	83,207,272
Deferred policy acquisition costs	16,223,275	14,567,070
Federal income tax receivable	867,226	—
Deferred federal income taxes	7,102,419	6,955,707
Prepaid reinsurance premiums	31,929,612	27,853,996
Property and equipment, net	4,193,920	4,430,394
Accounts receivable — securities	—	146,507
Due from affiliate	1,987,655	—
Other	1,073,673	531,589

Total assets	$541,598,056	$501,218,164

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Losses and loss expenses	$216,652,733	$210,691,752
Unearned premiums	135,529,373	121,002,447
Accrued expenses	6,668,348	6,583,825
Reinsurance balances payable	1,395,557	1,100,443
Federal income taxes payable	—	357,547
Cash dividend declared to stockholders	—	887,315
Borrowings under line of credit	12,800,000	19,800,000
Subordinated debentures	15,000,000	—
Accounts payable — securities	1,000,000	2,121,619
Due to affiliate	4,441,311	4,080,415
Other	1,711,291	1,409,951

Total liabilities	395,198,613	368,035,314

STOCKHOLDERS’ EQUITY
Preferred stock, $1.00 par value, authorized 2,000,000 shares; none issued	—	—
Class A common stock, $.01 par value, authorized 30,000,000 shares, issued 6,403,342 and 6,269,093 shares and outstanding 6,321,818 and 6,187,569 shares	64,034	62,691
Class B common stock, $.01 par value, authorized 10,000,000 shares, issued 3,051,811 and 3,024,742 shares and outstanding 3,011,049 and 2,983,980 shares	30,518	30,247
Additional paid-in capital	63,288,003	60,651,751
Accumulated other comprehensive income	5,328,261	4,911,953
Retained earnings	78,580,375	68,417,956
Treasury stock	(891,748)	(891,748)

Total stockholders’ equity	146,399,443	133,182,850

Total liabilities and stockholders’ equity	$541,598,056	$501,218,164

See accompanying notes to consolidated financial statements.

DONEGAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended September 30,

	2003	2002

	(Unaudited)
REVENUES:
Net premiums earned	$146,082,154	$138,355,520
Investment income, net of investment expenses	10,006,831	11,063,848
Realized investment gains (losses)	494,763	(13,931)
Lease income	628,749	589,660
Service charge income	1,879,643	1,861,169
Other income	205,850	—

Total revenues	159,297,990	151,856,266

EXPENSES:
Net losses and loss expenses	94,268,337	95,857,481
Amortization of deferred policy acquisition costs	22,861,000	22,095,000
Other underwriting expenses	21,531,514	19,812,982
Policy dividends	711,160	851,741
Interest	879,496	870,079
Other expenses	985,478	872,160

Total expenses	141,236,985	140,359,443

Income before income taxes	18,061,005	11,496,823
Income taxes	4,946,235	3,121,597

Net income	$13,114,770	$8,375,226

Earnings per common share
Basic	$1.42	$0.92

Diluted	$1.37	$0.91

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine Months Ended
	September 30,

	2003	2002

	(Unaudited)
Net income	$13,114,770	$8,375,226
Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gain during the period, net of income tax	737,904	2,307,524
Reclassification adjustment, net of income tax	(321,596)	9,194

Other comprehensive income	416,308	2,316,718

Comprehensive income	$13,531,078	$10,691,944

See accompanying notes to consolidated financial statements.

DONEGAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Nine Months Ended September 30, 2003

						Accumulated
					Additional	Other			Total
	Class A	Class B	Class A	Class B	Paid-In	Comprehensive	Retained	Treasury	Stockholders’
	Shares	Shares	Amount	Amount	Capital	Income	Earnings	Stock	Equity

	(Unaudited)
Balance, December 31, 2002	6,269,093	3,024,742	$62,691	$30,247	$60,651,751	$4,911,953	$68,417,956	$(891,748)	$133,182,850
Issuance of common stock	134,249	27,069	1,343	271	1,487,936				1,489,550
Net income							13,114,770		13,114,770
Cash dividends							(1,983,132)		(1,983,132)
Grant of stock options					969,219		(969,219)		—
Tax benefit on exercise of stock options					179,097				179,097
Other comprehensive income						416,308			416,308

Balance, September 30, 2003	6,403,342	3,051,811	$64,034	$30,518	$63,288,003	$5,328,261	$78,580,375	$(891,748)	$146,399,443

See accompanying notes to consolidated financial statements.

DONEGAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2003	2002

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,114,770	$8,375,226

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,177,226	898,350
Realized investment (gains) losses	(494,763)	13,931
Changes in assets and liabilities:
Losses and loss expenses	5,960,981	17,204,081
Unearned premiums	14,526,926	9,392,067
Premiums receivable	(2,331,847)	(3,173,917)
Deferred policy acquisition costs	(1,656,205)	(1,442,805)
Deferred income taxes	(442,847)	(781,528)
Reinsurance receivable	431,047	(5,450,622)
Prepaid reinsurance premiums	(4,075,616)	1,050,029
Accrued investment income	262,974	272,591
Due to affiliate	(1,626,759)	(1,508,039)
Reinsurance balances payable	295,114	229,633
Current income taxes	(1,224,773)	887,019
Accrued expenses	84,523	(802,829)
Other, net	(240,744)	357,935

Net adjustments	10,645,237	17,145,896

Net cash provided by operating activities	23,760,007	25,521,122

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed maturities
Held to maturity	(47,007,788)	(28,117,044)
Available for sale	(65,381,246)	(50,953,675)
Purchase of equity securities, available for sale	(12,217,011)	(11,251,602)
Maturity of fixed maturities
Held to maturity	18,692,360	28,917,827
Available for sale	67,426,694	38,528,033
Sale of fixed maturities
Held to maturity	—	415,000
Available for sale	13,819,634	461,965
Sale of equity securities, available for sale	9,882,789	9,243,147
Net purchase of property and equipment	(254,418)	(482,379)
Net purchase of short-term investments	(11,690,409)	(440,410)

Net cash used in investing activities	(26,729,395)	(13,679,138)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividends paid	(2,870,447)	(2,625,006)
Issuance of common stock	1,668,647	1,163,428
Issuance of subordinated debt	15,000,000	—
Line of credit, net	(7,000,000)	(7,800,000)

Net cash provided by (used in) financing activities	6,798,200	(9,261,578)

Net increase in cash	3,828,812	2,580,406
Cash at beginning of period	1,124,604	4,075,288

Cash at end of period	$4,953,416	$6,655,694

Cash paid during period — Interest	$705,515	$584,185
Net cash paid during period — Taxes	$6,430,000	$3,390,000

See accompanying notes to consolidated financial statements.

DONEGAL GROUP INC. AND SUBSIDIARIES

(Unaudited)

Summary Notes to Consolidated Financial Statements

1 — Organization

      Donegal Group Inc. was organized as a regional insurance holding company by Donegal Mutual Insurance Company (the “Mutual Company”) on August 26, 1986 and operates in the Mid-Atlantic and Southeastern regions through its wholly owned insurance subsidiaries, Atlantic States Insurance Company (“Atlantic States”) and Southern Insurance Company of Virginia (“Southern”) (collectively, the “Insurance Subsidiaries”). We have three operating segments: the investment function, the personal lines of insurance and the commercial lines of insurance. Products offered in the personal lines of insurance consist primarily of homeowners and private passenger automobile policies. Products offered in the commercial lines of insurance consist primarily of commercial automobile, commercial multiple-peril and workers’ compensation policies. Our Insurance Subsidiaries are subject to regulation by Insurance Departments in those states in which they operate and undergo periodic examinations by those departments. Our Insurance Subsidiaries are also subject to competition from other insurance companies in their operating areas. Atlantic States participates in an inter-company pooling agreement with the Mutual Company and assumes 70% of the pooled business. At September 30, 2003, the Mutual Company held approximately 65% of our outstanding Class A and approximately 62% of our outstanding Class B common stock.

      Prior to 2002, Southern ceded 50% of its business to the Mutual Company. On January 1, 2002, the Mutual Company and Southern terminated their quota share agreement, under which Southern ceded 50% of its direct business, less reinsurance, to the Mutual Company. As a result of this termination, our prepaid reinsurance premiums decreased $7,310,471, unearned premiums decreased $5,117,330 and deferred policy acquisition costs increased $714,853. The Mutual Company transferred $1,478,288 in cash to us related to this termination. We did not recognize a gain or loss on this transaction.

      As of September 30, 2003, we owned 47.5% of the outstanding stock of Donegal Financial Services Corporation (“DFSC”), a thrift holding company, which we acquired for $3,042,000 in cash during 2000 and $3,500,000 of cash in June of 2003. The remaining 52.5% of the outstanding stock of DFSC is owned by the Mutual Company. DFSC owns Province Bank, a Federal savings bank that began operations in 2000.

      We have streamlined our corporate structure by merging a number of our subsidiaries. Delaware Atlantic Insurance Company (“Delaware”), Pioneer Insurance Company, New York, (“Pioneer-New York”) and Pioneer Insurance Company, Ohio (“Pioneer-Ohio”), previously wholly owned subsidiaries, were merged into Atlantic States on August 1, 2001, September 30, 2001 and May 8, 2002, respectively. Southern Heritage Insurance Company (“Southern Heritage”), previously a wholly owned subsidiary, was merged into Southern on April 30, 2002. The mergers were accounted for as reorganizations of entities under common control as they were all within the consolidated group. The mergers had no financial impact on the consolidated entity.

      Southern has (and Delaware, Pioneer-Ohio, Southern Heritage and Pioneer-New York had prior to their mergers) an agreement with the Mutual Company under which it cedes, and then reassumes back, 100% of its business, net of reinsurance. The primary purpose of these agreements is to assist Southern and the former subsidiaries in maintaining the same A.M. Best rating (currently “A” or “Excellent”) as the Mutual Company. These agreements do not transfer insurance risk. While these insurance subsidiaries ceded and reassumed amounts received from policyholders of $34,914,840 and $36,796,527 and claims of $20,954,958 and $23,320,493 under these agreements for the nine months ended September 30, 2003 and 2002, respectively, the amounts are not reflected in the consolidated financial statements. The aggregate liabilities ceded and reassumed under these agreements were $44,503,193 and $43,541,766 at September 30, 2003 and December 31, 2002, respectively.

      On September 4, 2003, we announced our intention to acquire Le Mars Insurance Company (“Le Mars”) from the Mutual Company. The Insurance Commissioner of Iowa approved the acquisition on November 6, 2003. We expect the Le Mars acquisition to be completed on or about January 1, 2004. We will invest approximately $12,500,000 in cash to fund the acquisition of Le Mars.

2 — Basis of Presentation

      The financial information for the interim periods included herein is unaudited; however, such information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to a fair presentation of the our financial position, results of operations and cash flows for the interim periods included herein. Our results of operations for the nine months ended September 30, 2003 are not necessarily indicative of its results of operations for the twelve months ending December 31, 2003.

      These financial statements should be read in conjunction with the financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2002.

3 — Earnings Per Share

      The computation of basic and diluted earnings per share is as follows:

		Weighted Average	Earnings
Nine Months Ended September 30:	Net Income	Shares Outstanding	Per Share

2003
Basic	$13,114,770	9,265,308	$1.42
Effect of stock options	—	325,501	(.05)

Diluted	$13,114,770	9,590,809	$1.37

2002
Basic	$8,375,226	9,063,109	$0.92
Effect of stock options	—	103,205	(0.01)

Diluted	$8,375,226	9,166,314	$0.91

      The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price during the relevant period:

	Nine Months
	Ended
	September 30,

	2003	2002

Number of shares	5,000	941,501

4 — Segment Information

      We evaluate the performance of the personal lines and commercial lines based upon underwriting results as determined under statutory accounting practices (SAP), which is used by management to measure performance for our total business. Financial data by segment is as follows:

	Nine Months Ended
	September 30,

	2003	2002

	($ in thousands)
Revenues:
Premiums earned:
Commercial lines	$52,667	$49,245
Personal lines	93,415	89,110

Total premiums earned	146,082	138,355

Net investment income	10,007	11,064
Realized investment gains (losses)	495	(14)
Other	2,714	2,451

Total revenues	$159,298	$151,856

Income before income taxes:
Underwriting income (loss):
Commercial lines	$6,222	$4,548
Personal lines	(794)	(5,289)

SAP underwriting income (loss)	5,428	(741)
GAAP adjustments	1,282	479

GAAP underwriting income (loss)	6,710	(262)
Net investment income	10,007	11,064
Realized investment gains (losses)	495	(14)
Other	849	709

Income before income taxes	$18,061	$11,497

5 — Subordinated Debentures

      On May 15, 2003, we received $15.0 million in proceeds from the issuance of floating rate junior subordinated debentures. The debentures mature on May 15, 2033 and are callable at our option, at par, after five years. The debentures carry an interest rate equal to the three-month LIBOR rate plus 4.10%, which is adjustable quarterly. At September 30, 2003 the interest rate on the debentures was 5.23%, and the rate will next be subject to adjustment on November 15, 2003.

6 — Stock-Based Compensation Plans

      We account for stock-based compensation plans under the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. During 2001, we adopted an Equity Incentive Plan for key employees that made 1,500,000 shares of Class A common stock available. The plan provides for the granting of awards by the Board of Directors in the form of stock options, stock appreciation rights, restricted stock or any combination of the above. During 2001, we also adopted an Equity Incentive Plan for Directors that made 200,000 shares of Class A common stock available. Awards may be made in the form of stock options, and the plan additionally provides for the issuance of 175 shares of restricted stock to each director on the first business day of January in each year. No stock-based employee compensation is reflected in income, except for expense associated with restricted stock issued, as all options granted under those plans had an exercise price equal to, or greater than, the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share as if we had applied the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (as amended by SFAS No. 148), “Accounting for Stock-Based Compensation.”

	Nine Months Ended
	September 30,

	2003	2002

	(In thousands,
	except per share data)
Net income, as reported	$13,115	$8,375
Less
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(231)	(185)

Pro forma net income	$12,884	$8,190

Basic earnings per share:
As reported	$1.42	$0.92
Pro forma	$1.39	$0.90
Diluted earnings per share:
As reported	$1.37	$0.91
Pro forma	$1.34	$0.89

7 — Subsequent Events

      On October 29, 2003, we received $10.0 million in proceeds from the issuance of floating rate junior subordinated debentures. The debentures mature on October 29, 2033 and are callable at our option, at par, after five years. The debentures carry an interest rate equal to the three-month LIBOR rate plus 3.85%, which is adjustable quarterly. The interest rate for the initial period ending approximately January 29, 2004 is 5.010%.

      On October 30, 2003, we announced the signing of an agreement to purchase all of the outstanding capital stock of the Peninsula Insurance Group (“Peninsula”) from Folksamerica Holding Company, Inc., for approximately $23.0 million in cash. Peninsula does business in Maryland, Delaware and Virginia. We expect this acquisition to be consummated on or about January 1, 2004.

                              , 2003

3,000,000 Shares

Class A Common Stock

PROSPECTUS

SunTrust Robinson Humphrey

Legg Mas	on Wood Walker
Incorporated
Advest, Inc.
Cochran, Caronia & Co.

PART II

Item 14.      Other Expenses Of Issuance And Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Class A common stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

Commission registration fee	$5,311.37
NASD filing fee	7,400.00
Printing and engraving costs	150,000.00
Legal fees and expenses	175,000.00
Accounting fees and expenses	75,000.00
Blue sky filing fees and expenses	5,000.00
Transfer agent and registrar fees and expenses	5,000.00
Miscellaneous expenses	$7,288.63

Total expenses	$430,000.00

Item 16.      Exhibits.

Exhibit No.	Description of Exhibits	Reference

23.1	Consent of KPMG LLP	Filed herewith

II-1

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marietta, Commonwealth of Pennsylvania, on November 21, 2003.

DONEGAL GROUP INC.

By: /s/ Donald H. Nikolaus

Donald H. Nikolaus, President and
Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Donald H. Nikolaus Donald H. Nikolaus	President, Chief Executive Officer and Director (principal executive officer)	November 21, 2003

/s/ Ralph G. Spontak Ralph G. Spontak	Senior Vice President, Chief Financial Officer and Secretary (principal financial and accounting officer)	November 21, 2003

* Robert S. Bolinger	Director	November 21, 2003

* Patricia A. Gilmartin	Director	November 21, 2003

* Philip H. Glatfelter	Director	November 21, 2003

II-2

Signature	Title	Date

* John J. Lyons	Director	November 21, 2003

* R. Richard Sherbahn	Director	November 21, 2003

By: /s/ Ralph G. Spontak Ralph G. Spontak, as attorney-in-fact

* Signed pursuant to power of attorney

II-3